Filed Pursuant to Rule 424(b)(5)
Registration No. 333-113667

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 25, 2004

9,500,000 Shares

Common Stock

          Century Aluminum Company is offering 9,000,000 shares of its common stock. The selling shareholders are offering in the aggregate 500,000 shares. Century Aluminum Company will not receive any proceeds from the sale of shares by the selling shareholders.

          Our common stock trades on The NASDAQ Stock Market® under the symbol “CENX.” On April 7, 2004, the reported last sale price of our common stock was $25.54 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

          We have granted the underwriters the right to purchase up to an additional 950,000 shares from us to cover over-allotments.

				Proceeds to
		Underwriting	Proceeds to	Century
		Discounts and	Selling	Aluminum
	Price to Public	Commissions	Shareholders	Company

Per Share	$24.50	$1.225	$23.275	$23.275
Total	$232,750,000	$11,637,500	$11,637,500	$209,475,000

          Delivery of the shares of common stock will be made on or about April 14, 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Morgan Stanley

Bear, Stearns & Co. Inc.	JPMorgan

The date of this prospectus supplement is April 7, 2004.

Prospectus Supplement

Prospectus

      You should rely only on the information contained in this document or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. We and the selling shareholders are offering to sell shares of our common stock only, and this document does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates. Neither we nor the selling shareholders are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted, and this document may only be used where it is legal to sell these securities.

      This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus. We will provide without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus are delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and the accompanying prospectus but have not delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of these filings, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary or (831) 642-9300. See “Incorporation of Certain Documents by Reference” of this prospectus supplement.

      This prospectus supplement contains specific details regarding this offering and the accompanying prospectus contains information about our securities generally, some of which does not apply to this offering. This prospectus supplement may add, update or change information in the accompanying prospectus. To the extent that there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in the accompanying prospectus, on the other hand, the information contained in this prospectus supplement shall control. The information contained in this document is current only as of the date of this document.

ii

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by reference to, and should be read together with, the more detailed information and financial statements included elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should carefully consider, among other things, the matters discussed under “Risk Factors” included elsewhere in this prospectus supplement. In this prospectus supplement: (1) the words “Century Aluminum,” “we,” “us,” “our” and “ours” refer to Century Aluminum Company, together with its consolidated subsidiaries; (2) references to the “Nordural acquisition” shall mean all of the transactions related to our planned acquisition of Nordural hf, which owns and operates the Nordural facility, as described in “The Planned Nordural Acquisition” of this prospectus supplement; (3) “pro forma” shall mean, at any date or for any period, giving pro forma effect to the transactions referred to in “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus supplement, including the Nordural acquisition and our issuance and sale of common stock in this offering, as of that date or at the beginning of the specified period; and (4) “EBITDA” is defined as net income (loss) plus income tax expense, interest expense and depreciation and amortization. For a discussion of EBITDA and a reconciliation of EBITDA to net income (loss), see Note 4 to “— Summary Financial and Other Data of Century Aluminum” included elsewhere in this prospectus supplement summary.

Century Aluminum Company

Overview

      We are a leading North American producer of primary aluminum. Our facilities produce value-added and standard-grade primary aluminum products. We are the second largest primary aluminum producer in the United States, behind Alcoa Inc., having produced over 1.1 billion pounds in 2003 with net sales of $782.5 million. With the consummation of the planned Nordural acquisition, as described below, we would have our first facility located outside of the United States and an annual production capacity of approximately 1.4 billion pounds of primary aluminum, with pro forma net income of $17.3 million, and EBITDA of $135.7 million for the year ended December 31, 2003.

      We currently own:

•	the Hawesville facility, located in Hawesville, Kentucky, which began operations in 1970 and has an annual production capacity of 538 million pounds of primary aluminum;

•	the Ravenswood facility, located in Ravenswood, West Virginia, which began operations in 1957 and has an annual production capacity of 375 million pounds of primary aluminum; and

•	a 49.7% ownership interest in the Mt. Holly facility, located in Mt. Holly, South Carolina, which began operations in 1980 and contributes 243 million pounds to our overall annual production capacity.

      Our strategic objectives are to grow our aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities that offer favorable investment returns and lower our per unit production costs, diversifying our geographic presence, and pursuing opportunities in bauxite mining and alumina refining. To date, our growth activities have been concentrated in acquiring primary aluminum assets. Toward this objective, we:

•	acquired an additional 23% interest in the Mt. Holly facility in April 2000;

•	acquired an 80% interest in the Hawesville facility in April 2001; and

•	acquired the remaining 20% interest in the Hawesville facility in April 2003.

      If we complete the planned Nordural acquisition, we will further lower our average per unit production costs. In addition, our annual primary aluminum production capacity of approximately

1.4 billion pounds in 2004 would be 849 million pounds higher than our capacity at the end of 1999, representing a compound annual growth rate of 22%.

The Planned Nordural Acquisition

      On March 28, 2004, we entered into an amended and restated stock purchase agreement with Columbia Ventures Corporation to acquire 100% of the outstanding equity shares of its wholly-owned subsidiary, Nordural hf. The purchase price for the shares is $150.0 million plus cash at December 31, 2003 and related adjustments totaling $13.2 million, subject to further purchase price adjustments. The agreement also provides for a contingent payment of up to $25 million to Columbia Ventures based on the completion of certain events related to a planned expansion of the Nordural facility, which may be payable as early as the closing of the acquisition.

      Nordural is an Icelandic company that owns and operates the Nordural facility, a primary aluminum reduction facility located in Grundartangi, Iceland, approximately 25 miles northwest of Reykjavik, Iceland’s capital. The Nordural facility, built in 1998, would be our most recently constructed and lowest cost facility. It currently has an annual production capacity of approximately 198 million pounds, which would increase to approximately 397 million pounds upon completion of the planned expansion of the Nordural facility. We believe that Nordural is an attractive investment opportunity because it has:

•	a long-term tolling agreement with a subsidiary of BHP Billiton Ltd. under which Nordural converts alumina into primary aluminum for a fee that is based on the London Metals Exchange, or LME, price for primary aluminum;

•	no sales, marketing and distribution costs and no exposure to increases in the price of alumina through its tolling agreement with BHP Billiton, which covers virtually all of Nordural’s current production;

•	a long-term contract for competitively-priced power, priced as a percentage of the LME price for primary aluminum, sourced from hydroelectric facilities; and

•	the benefits afforded by Iceland’s ability to export primary aluminum to markets in the European Union on a duty-free basis.

      The Nordural acquisition is expected to close after the closing of this offering, subject to the satisfaction of certain closing conditions, including our completion of this offering and the receipt by Columbia Ventures and Nordural of certain contractual consents. See “The Planned Nordural Acquisition” beginning on page S-22. If we do not consummate the planned Nordural acquisition, or the planned expansion of the Nordural facility does not occur, our management will have broad discretion over the use of the proceeds of this offering which are allocated for those purposes. See “Risk Factors — The Nordural acquisition and the planned expansion of the Nordural facility are both subject to certain conditions.”

Recent Trends in the Primary Aluminum Industry

      The primary aluminum industry is currently experiencing a period of strong prices based on favorable production and consumption trends. Spot aluminum prices, as quoted on the LME, averaged $0.75 per pound in the year to date and remain above the five and ten-year averages. We believe that the current strong pricing environment is due to factors that include:

•	strengthening global demand for aluminum driven by the global economic recovery and strong demand growth in China;

•	a tight market for alumina, the major raw material input for aluminum, that has resulted in a rapid escalation of alumina prices globally; and

•	the weakening of the U.S. dollar.

      Global demand for aluminum increased approximately 7.7% to 60.0 billion pounds in 2003. Global aluminum supply has kept pace with this increase in consumption as global aluminum production increased 7.1% in 2003 to 61.5 billion pounds.

Competitive Strengths

      Our key competitive strengths are:

•	Focus on Upstream Production. We currently operate exclusively in the production of primary aluminum and may, in the future, acquire assets engaged in bauxite mining and alumina refining. By operating solely in upstream production, we are better able to focus our resources, minimize overhead costs and avoid exposure to fluctuations in demand in any single end-use market.

•	Long-Term Customer Contracts. We have competitive long-term contracts with our major customers to sell a significant portion of our production. These contracts reduce our marketing costs and provide a stable source of demand. In 2004, on a pro forma basis, we will have long-term contracts to sell approximately 70% of our production at prices primarily based on the LME or U.S. Midwest market price for primary aluminum. Beginning in 2005, all of the primary aluminum we deliver under these long-term contracts will be sold at prices based on the LME or U.S. Midwest market price for primary aluminum.

•	Proximity to Major Customers. Our Hawesville and Ravenswood facilities are located adjacent to their principal customers. Under our long-term contracts with these major customers, we are able to deliver molten aluminum, thereby eliminating our casting and shipping costs and our customers’ remelting costs.

•	Secure Power Supply. Electricity is our single largest operating cost. Substantially all of the electricity used at our existing facilities will be supplied at affordable rates under long-term contracts, the fixed price portions of which expire at various dates from 2005 through 2010. The Nordural facility purchases power sourced from hydroelectric facilities under a long-term contract at prices based on the LME price for primary aluminum. Power for the Nordural expansion capacity is expected to be sourced from geothermal facilities. Both hydroelectric and geothermal energy are competitively priced and renewable sources of power.

•	Long-Term Alumina Supply Contracts. Alumina is the principal raw material used to produce primary aluminum. We purchase all of our alumina requirements under long-term contracts at prices linked to the LME price of primary aluminum. These long-term contracts help us maintain our margins and avoid volatility in the spot alumina market. Nordural’s tolling agreement with a subsidiary of BHP Billiton for its existing capacity provides it with similar economic benefits. See “Risk Factors — Changes or disruptions to our current alumina supply arrangements could increase our raw material costs” included elsewhere in this prospectus supplement.

•	High-Purity and Value-Added Products. We produce high-purity and value-added products, including rolling ingot, foundry alloys and extrusion billet, which we sell at a premium to standard-grade products.

•	Relationship with Glencore. We benefit from our business relationship with our largest shareholder, Glencore International AG, a leading privately-held, diversified natural resources group. Glencore has been an important business partner for us and has assisted in the execution of our growth strategy and metal hedging program. In addition, Glencore is a major customer, which helps us reduce our marketing and distribution costs, and a major alumina supplier, which provides us with a stable and reliable source of raw materials.

•	Experienced Management Team. Our senior management has an average of over 18 years of experience in the aluminum industry and a demonstrated ability to recognize and respond quickly to strategic opportunities.

Business Strategy

      Our objective is to continue to grow by focusing on the production of primary aluminum and other upstream production opportunities to capitalize on improvements in industry fundamentals. Our strategy for achieving this objective is to:

•	Become a Larger Upstream Producer in the Aluminum Industry. We believe that by becoming a larger upstream producer we can strengthen our position in the competitive global aluminum industry. We regularly evaluate opportunities to acquire primary aluminum reduction facilities that would lower our average per unit production costs. Since 2000, we have more than doubled our capacity and lowered our average per unit costs without significant increases in corporate overhead. The Nordural acquisition will help us continue to implement our business strategy by increasing our primary aluminum capacity and lowering our average per unit production costs. In addition to primary aluminum, we are actively evaluating opportunities to expand into bauxite mining and alumina production, which we believe are also attractive upstream segments of the aluminum industry.

•	Diversify our Primary Aluminum Operations. We actively pursue opportunities to acquire primary aluminum production facilities that provide diversification through either their geographic location, product mix or power sources. Through the Hawesville acquisition, we added high-purity aluminum to our product mix, which has a unique market niche that few domestic aluminum producers are able to supply. In addition, the Nordural facility would be our first facility located outside of the United States and our first to use hydroelectric power, a competitively-priced and renewable source of energy.

•	Enhance Profitability of Production Assets. We seek to further reduce costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of the primary aluminum production process. In addition, we seek to maximize the profitability of our facilities by optimizing our product mix between standard-grade and value-added products.

Other Information

      Our principal executive offices are located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940. Our telephone number at that address is (831) 642-9300. You may also obtain additional information about us from our website, which is located at www.centuryaluminum.com. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered	9,500,000 shares, 9,000,000 of which are being offered by us and 500,000 of which are being offered by the selling shareholders.

Common stock to be outstanding after this offering	31,606,555 shares

Underwriters’ over-allotment option	950,000 shares

Common stock to be outstanding after this offering, assuming exercise of the underwriters’ over-allotment option in full	32,556,555 shares

Selling shareholders	The selling shareholders are the Century Aluminum Employees Retirement Plan and the Century Aluminum of West Virginia, Inc. Hourly Employees Pension Plan. The common stock being offered by the plans was contributed by us in 2002. The retirement plan, which was formed for the benefit of our salaried employees, and the pension plan, which was formed for the benefit of the hourly employees of Century Aluminum of West Virginia, Inc., hold their assets in trusts formed for the benefit of those employees. See “Selling Shareholders” included elsewhere in this prospectus supplement.

Use of proceeds	We expect to receive approximately $209 million in net proceeds from this offering, or approximately $231 million if the underwriters exercise their over-allotment option in full. We intend to use: (1) $165.7 million to fund the Nordural acquisition, including $2.5 million in estimated transaction fees and expenses, which is expected to close after the closing of this offering; (2) up to $25.0 million for the contingent payment related to the Nordural expansion; (3) $12.0 million to repay the remaining principal outstanding under a six-year 10% promissory note issued to Glencore; (4) $3.0 million to pay dividends on our convertible preferred stock; and (5) any remaining proceeds for general corporate purposes, which may include financing part of the planned expansion of the Nordural facility and payment of any purchase price adjustments related to the acquisition (if the over-allotment option is not exercised, we would use available cash to fund any purchase price adjustments). If the Nordural acquisition is not consummated, we intend to use the proceeds allocated for the acquisition for working capital and other general corporate purposes, which may include debt reduction or other acquisitions. See “Use of Proceeds” included elsewhere in this prospectus supplement.

Dividend policy	Since the beginning of the fourth quarter of 2002, we have not declared dividends on our common stock and suspended dividends on our preferred stock to comply with limits on allowable dividend payments contained in the indenture governing our senior secured notes. From April 1996 through the third quarter of 2002, we declared and paid a $0.05 per share quarterly dividend on our common stock.

The NASDAQ Stock Market® symbol	CENX

Risk factors	See the section entitled “Risk Factors” beginning on page S-10 for a discussion of factors you should consider carefully before deciding to buy our common stock.

      The above information is based on the actual number of shares of our common stock which are outstanding as of March 23, 2004, plus 1,395,089 shares to be issued upon conversion of 500,000 shares of our convertible preferred stock which Glencore has agreed to convert as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods. The above information does not include 1,547,973 shares reserved for issuance as of March 23, 2004 upon the exercise of outstanding stock options and the vesting of outstanding performance shares and restricted stock awards.

      Unless otherwise indicated, the information stated in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL AND OTHER DATA OF CENTURY ALUMINUM

      The following table presents our summary historical and pro forma consolidated financial and other data for the periods indicated. Our summary historical consolidated financial data is derived from our audited consolidated financial statements included elsewhere in this prospectus supplement. Our summary historical results of operations include:

•	our 80% interest in the Hawesville facility since we acquired it in April 2001; and

•	the remaining 20% interest in the Hawesville facility since we acquired it in April 2003.

      These historical results do not include results from Nordural which we intend to acquire with a portion of the proceeds from this offering. These results may not be indicative of our future performance.

      Our summary pro forma consolidated financial data is derived from “Unaudited Pro Forma Consolidated Financial Data” and the historical financial statements of Century Aluminum and Nordural which are each included elsewhere in this prospectus supplement. The pro forma consolidated financial data gives pro forma effect to this offering and the use of proceeds to fund the Nordural acquisition, our payment of $12.0 million of principal outstanding under the promissory note payable to Glencore, our payment of $3.0 million of dividends on our convertible preferred stock and other adjustments. The pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described in “Unaudited Pro Forma Consolidated Financial Data” in fact occurred as of the dates specified. The information provided below should be read in conjunction with the following, each of which is included elsewhere in this prospectus supplement: (1) our audited consolidated financial statements and accompanying notes, (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (3) “Unaudited Pro Forma Consolidated Financial Data,” and (4) the separate audited financial statements and accompanying notes of Nordural.

				Pro Forma
	Year Ended December 31,			Year Ended
				December 31,
	2001(1)	2002	2003(2)	2003

	(Dollars in thousands,
	except per share amounts and operating data)
Consolidated Statement of Operations Data:
Total net sales	$654,922	$711,338	$782,479	$883,418
Gross profit	20,708	20,061	48,038	75,156
Operating income	2,110	4,278	27,205	53,765
Net income (loss) before preferred dividends	(13,702)	(18,608)	966	17,295
Common Share Data(3):
Earnings (loss) per share:
Basic	$(0.74)	$(1.00)	$(0.05)	$0.51
Diluted	(0.74)	(1.00)	(0.05)	0.51
Weighted average common shares outstanding (in thousands):
Basic	20,473	20,555	21,073	30,073
Diluted	20,473	20,555	21,099	30,099

				Pro Forma
	Year Ended December 31,			Year Ended
				December 31,
	2001(1)	2002	2003(2)	2003

	(Dollars in thousands,
	except per share amounts and operating data)
Other Data:
Capital expenditures	$14,456	$18,427	$18,858	$19,690
EBITDA(4)	53,762	64,734	98,919	135,743
Net cash provided by operating activities	38,623	54,486	87,379
Net cash used in investing activities	(382,245)	(18,196)	(78,695)
Net cash (used in) provided by financing activities	324,048	(4,586)	(25,572)
Operating Data:
Shipments (millions of pounds):
Primary	918	1,049	1,127	1,127
Tolling	—	—	—	199
Average Century Aluminum realized price ($/lb):
Primary	$0.71	$0.68	$0.69	$0.69
Tolling	—	—	—	0.51
Average LME price ($/lb)	0.66	0.61	0.65	0.65
Consolidated Balance Sheet Data (at period end):
Total assets	$776,706	$765,167	$810,326	$1,208,494
Total liabilities	535,604	554,369	622,629	815,297
Total shareholders’ equity	217,185	192,132	187,697	393,197

(1)	Effective April 1, 2001, we purchased the Hawesville facility from Southwire. Simultaneously, we effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from our 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to our 80% interest in the Hawesville facility.

(2)	On April 1, 2003, we acquired the remaining 20% interest in the Hawesville facility. Accordingly, the results of operations following that date reflect the increased production which resulted from our additional 20% interest in the Hawesville facility. Similarly, balance sheet data as of December 31, 2003 includes assets and liabilities related to our additional 20% interest in the Hawesville facility.

(3)	Pro forma share data does not give effect to the conversion of our convertible preferred stock to common stock, which Glencore has agreed to convert as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods. As further adjusted for such conversion, pro forma earnings per share for 2003 would be $0.55 on a basic and diluted basis.

(4)	“EBITDA” is defined as net income (loss) plus income taxes, interest expense and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles, or GAAP. The amounts included in the EBITDA calculation, however, are derived from amounts included in the consolidated statement of operations data. In addition, EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We believe EBITDA helps management and investors compare a company’s performance on a consistent basis without regard to interest expense, taxes or depreciation and amortization, which can vary significantly depending upon many factors. You should be aware, however, that the EBITDA measure presented in this prospectus supplement may not be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

      The following table reconciles EBITDA to net income, which we believe is the most directly comparable GAAP financial measure:

				Pro Forma
	Year Ended December 31,			Year Ended
				December 31,
	2001	2002	2003(1)	2003(1)

	(Dollars in thousands)
Net income (loss) before preferred dividends	$(13,702)	$(18,608)	$966	$17,295
Income tax expense (benefit)	(8,534)	(14,126)	2,841	11,634
Interest expense	31,565	40,813	43,848	48,349
Depreciation and amortization	44,433	56,655	51,264	58,465

EBITDA	$53,762	$64,734	$98,919	$135,743

(1)	Includes a charge of $5.9 million for a cumulative effect of change in accounting principle.

RISK FACTORS

      In addition to the other information included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before making an investment. If any of the events described in the risks below actually occur, it may be difficult for us to achieve our profitability and growth goals, which could adversely affect the value of your investment in our common stock.

Risks Relating to our Business

The cyclical nature of the aluminum industry causes variability in our earnings and cash flows.

      Our operating results depend on the market for primary aluminum, which is a cyclical commodity affected by global demand and supply conditions. Historically, global demand and prices for primary aluminum have fluctuated in part due to economic and market conditions, including currency fluctuations, in the United States and other major global economies. The relative pricing of other materials, such as steel, plastic and glass, which are used as alternatives for aluminum in some applications, also affects demand for aluminum. Certain aluminum end-use markets, including the automotive sector and the building and construction sector, are also cyclical. When downturns occur in these sectors, demand for primary aluminum decreases resulting in lower prices for our products. See “The Aluminum Industry” included elsewhere in this prospectus supplement. Over the past twenty years, the average annual cash price for transactions on the LME was $0.68 per pound and has ranged from a low of $0.47 per pound in 1985 to a high of $1.15 per pound in 1988. The average LME price was $0.65 per pound for the year ended December 31, 2003. Primary aluminum prices could decline below current levels, reducing our earnings and cash flows. A prolonged downturn in prices for primary aluminum could significantly reduce the amount of cash available to us to meet our current obligations and fund our long-term business strategies.

      Conversely, if prices for primary aluminum increase, certain of our hedging transactions, including our LME-based alumina contracts, may limit our ability to take advantage of the increased prices. See “Business — Pricing and Risk Management” included elsewhere in this prospectus supplement.

Our high level of indebtedness requires significant cash flow to meet our debt service requirements, which reduces cash available for other purposes, such as the payment of dividends, and limits our ability to pursue our growth strategy.

      As of December 31, 2003, we had $344.1 million of debt and, based on the borrowing base as of that date, we would have been able to incur up to $68.1 million of additional indebtedness under our revolving credit facility, subject to customary borrowing conditions. In addition, subject to the restrictions contained in our revolving credit facility and the indenture governing the senior secured notes, we may incur significant additional debt from time to time.

      During the year ended December 31, 2003, we paid $41.3 million to meet our aggregate annual debt service requirements, including $38.2 million related to the senior secured notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included elsewhere in this prospectus supplement.

      Nordural, which we intend to acquire with a portion of the proceeds from this offering, had approximately $190 million of debt at December 31, 2003 and plans to incur additional debt over the next several years to fund an expansion of the Nordural facility. Nordural’s annual debt service requirements vary, as amounts outstanding under its senior term loan facility bear interest at a variable rate. In addition, a substantial portion of its current debt is comprised of project finance debt, which requires additional principal repayments as available cash flow increases. During the year ended December 31, 2003, Nordural paid $19.4 million in debt service.

      The level of our indebtedness could have important consequences to you. For example, it could:

•	limit cash flow available for capital expenditures, acquisitions, dividends, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	increase our vulnerability to adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, competitive and other changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors who may have less debt and greater operating and financing flexibility than we do; and

•	limit our ability to borrow additional funds, which may prevent us from pursuing favorable acquisition opportunities when they arise.

      If we complete the planned Nordural acquisition, we may also be exposed to risks of interest rate increases, because we will be responsible for the existing debt Nordural will retain after closing, substantially all of which currently bears interest at a floating rate. In addition, Nordural could use variable rate financing to fund a portion of the costs of the planned expansion of the Nordural facility.

      In addition to our indebtedness, we have liabilities and other obligations which could reduce cash available for other purposes and limit our ability to pursue our growth strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations” included elsewhere in this prospectus supplement.

Restrictive covenants in our indenture and revolving credit facility limit our ability to incur additional debt, pay dividends and pursue our growth strategy.

      The indenture governing the senior secured notes and our revolving credit facility contain various covenants that restrict the way we conduct our business and limit our ability to incur debt, pay dividends and engage in transactions such as acquisitions and investments, which may impair our ability to pursue our growth strategy. Any failure to comply with those covenants may constitute a breach under the indenture or the revolving credit facility, which may result in the acceleration of all or a substantial portion of our outstanding indebtedness and termination of commitments under our revolving credit facility. If our indebtedness is accelerated, we may be unable to repay those amounts upon acceleration. Our senior secured notes are secured by a substantial portion of the assets comprising our Ravenswood and Hawesville facilities and all our inventory and accounts receivable have been pledged to secure borrowings under our revolving credit facility. If the secured lenders compel the sale of those assets or our company is liquidated for any other reason, our secured lenders would have to be repaid before proceeds from the sale of those assets would be available to repay our unsecured creditors and for distribution to our equity holders.

      We will require a waiver or amendment of our revolving credit facility to complete the Nordural acquisition. Based upon our current expectations as to the timing for the closing date and the amount of the purchase price adjustments, we do not expect that we will require an amendment to our indenture to permit the acquisition. We intend to treat Nordural as an “unrestricted” subsidiary under the indenture that would not be subject to the covenants.

      Nordural has a senior term loan facility that contains covenants, including financial and customary “project finance” covenants, that restrict the way Nordural conducts its business. If we complete the Nordural acquisition, these covenants will limit Nordural’s ability to pay dividends to us, incur debt and engage in transactions such as acquisitions. If Nordural is unable to comply with these covenants, the lenders would be able to cancel commitments under Nordural’s loan facility, cause all or part of the amounts outstanding under the loan facility to be immediately due and payable and foreclose on any collateral securing the loan facility. All of Nordural’s shares and assets have been pledged to secure its obligations under the loan facility. We intend to obtain additional financing for Nordural to facilitate its expansion, the terms of which have not yet been determined. The restrictions imposed by such additional financing may be materially more restrictive than those contained in Nordural’s existing loan facility. Based on the restrictions in Nordural’s existing debt instruments and its need for cash to finance its expansion and operations, we do not currently anticipate that Nordural will distribute any cash to us until the expansion is complete.

We have reduced our casting and shipping costs by selling molten aluminum to major customers located adjacent to our Ravenswood and Hawesville facilities; the loss of one of these major customers would increase our production costs at those facilities.

      We derived a combined total of 51% of our consolidated net sales for 2003 from Pechiney, S.A. and Southwire Company. Pechiney’s facility is located adjacent to our Ravenswood facility and Southwire’s facility is located adjacent to our Hawesville facility. Due to this proximity, we are able to deliver molten aluminum to these customers, thereby eliminating our casting and shipping costs and our customers’ remelting costs. We have long-term contracts with Pechiney and Southwire which are due to expire at various times from 2005 through 2011. Pechiney has the right to reduce its purchases from us by 50%, upon twelve months’ notice, and Southwire has the right to reduce its purchases from us by 20% beginning in 2009. These contracts also include customary termination provisions that could result in their early termination and we may be unable to extend or replace these contracts when they terminate. If we are unable to renew these contracts when they expire, or if either customer significantly reduces its purchases from us, we will incur higher casting and shipping costs. Alcan has agreed with the U.S. Department of Justice to sell the Pechiney rolling mill that purchases molten aluminum from our Ravenswood facility in connection with its merger with Pechiney. While any buyer of the rolling mill would be expected to assume Pechiney’s obligations under our existing contract with Pechiney, we may require different terms or terminate that contract if the buyer is not deemed to be creditworthy.

A material change in our relationship with Glencore could affect how we purchase raw materials, sell our products and hedge our exposure to metal price risk.

      We benefit from our relationship with Glencore, our largest shareholder. We have entered into various long-term contracts with Glencore to sell 13.4% of our annual primary aluminum production and to purchase 53.5% of our annual alumina requirements under contracts expiring at various dates from 2006 through 2013. See “Business — Facilities” and “Business — Sales and Distribution” included elsewhere in this prospectus supplement. We also enter into forward sales and hedging contracts with Glencore, which help us manage our exposure to fluctuating aluminum prices. Because Glencore is a major customer, supplier and metal hedge counterparty, a material change in our relationship with Glencore, including any significant change in its investment in our company, could affect how we purchase raw materials, sell our products and hedge our exposure to metal price risk, which could impact our operating costs.

Glencore owns a large percentage of our common stock and can influence matters requiring shareholder approval.

      After this offering and the conversion of the convertible preferred stock, Glencore will own 29.5% of our outstanding common stock. As a result of Glencore’s significant ownership of our common stock, Glencore has the ability to influence the outcome of matters requiring shareholder approval, including delaying or preventing a change in control. Willy R. Strothotte, the chairman of Glencore’s board of directors, serves as one of our eight directors. Craig A. Davis, our chairman and chief executive officer, is also a Glencore director. As a result of their service to us in their respective positions, Messrs. Strothotte and Davis have the ability to influence our management.

Losses caused by disruptions in the supply of power would reduce the profitability of our operations.

      We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. We use large amounts of electricity to produce primary aluminum, and any loss of power which causes an equipment shutdown can result in the hardening or “freezing” of molten aluminum in the pots where it is produced. If this occurs, we may experience significant losses if the pots are damaged and require repair or replacement, a process that could limit or shut down our production operations for a prolonged period of time. Although we maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, we may be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, our coverage may not be sufficient to cover all losses, or may not cover certain events. For example, our insurance does not cover any losses we may incur if our suppliers are unable to provide us with power during periods of unusually high demand. Certain material losses which are not covered by insurance may trigger a default under our revolving credit facility.

Changes or disruptions to our current alumina supply arrangements could increase our raw material costs.

      We depend on a limited number of suppliers for alumina, the principal raw material used to produce primary aluminum. Supply of alumina has been constrained over the past 18 months, and the construction of new production facilities would require substantial lead time. Disruptions to our supply of alumina could occur for a variety of reasons, including disruptions of production at a particular supplier’s alumina refinery. These disruptions may require us to purchase alumina on less favorable terms than under our current agreements. Spot alumina prices are currently substantially higher than the prices we pay under our long-term agreements.

      All of the alumina used at the Hawesville facility is currently purchased at LME-based prices under contracts with an affiliate of Kaiser Aluminum & Chemical Corporation that expire at the end of 2008. Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume our alumina supply agreement and agreed to a new alumina supply agreement for the Hawesville facility for the years 2006 through 2008. To date, Kaiser has continued to supply alumina to us pursuant to the terms of its agreement. In June 2003, Kaiser announced it was exploring the sale of several of its facilities, including Gramercy. We, together with a partner, are considering purchasing that facility and the related bauxite operations in Jamaica. Any sale by Kaiser would be subject to bankruptcy court approval. If we were to acquire the Gramercy facility, the price we would pay for alumina used by the Hawesville facility would be based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than our LME-based contract price, especially in periods when aluminum prices are low and natural gas prices are high.

      If we do not acquire the Gramercy facility, and Kaiser or a successor fails to continue to supply alumina to us under the terms of our existing contracts, our costs for alumina could increase substantially, and we may be unable to fully recover damages resulting from breach of those contracts.

Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our operating results.

      Our operating results are sensitive to changes in the price of primary aluminum and the raw materials used in our production. Although we attempt to mitigate the effects of such price fluctuations through the use of various fixed-price commitments and financial instruments, these efforts may limit our ability to take advantage of favorable changes in the market prices for primary aluminum or raw materials. See “Business — Pricing and Risk Management” included elsewhere in this prospectus supplement for a discussion of these contracts in more detail.

      Electricity represents our single largest operating cost. As a result, the availability of electricity at affordable prices is crucial to the profitability of our operations. While we purchase virtually all of our electricity for our existing facilities under fixed-price contracts, a portion of the contracted cost of the electricity supplied to the Mt. Holly facility varies with our supplier’s fuel costs. An increase in our supplier’s fuel costs would increase the price the Mt. Holly facility pays for electricity. The fixed price portions of our current power contracts are due to expire at various times from 2005 through 2010. If we are unable to obtain power at affordable rates upon the expiration of these contracts, we may be forced to curtail or idle a portion of our production capacity, which would lower our revenues and adversely affect the profitability of our operations.

We are subject to the risk of union disputes.

      The hourly employees at the Ravenswood and Hawesville facilities are represented by the United Steel Workers of America, or USWA, and are employed under labor contracts that expire in 2006. Nordural’s employees are represented by unions and are employed under a contract that expires at the end of 2004. We may be unable to satisfactorily renegotiate those labor contracts when they expire. In addition, existing labor contracts may not prevent a strike or work stoppage at any of these facilities in the future, and any such work stoppage could prevent or significantly impair our ability to conduct production operations at those facilities.

We depend on key management personnel.

      Our management structure is streamlined and, as a result, we rely heavily on a small core senior management team. The unexpected loss of the services of one or more key employees could significantly harm our business, financial condition and operating results. The employment agreements for certain key management personnel expire at the end of 2005 and it is anticipated that several of those individuals will retire at that time.

We are subject to a variety of environmental laws that could result in costs or liabilities.

      We are obligated to comply with various federal, state and other environmental laws and regulations. If we complete our planned Nordural acquisition, we would also be required to comply with the environmental laws and regulations of Iceland and the European Economic Area with which we have no previous operational experience. Environmental laws and regulations may expose us to costs or liabilities relating to our manufacturing operations or property ownership. We incur operating costs and capital expenditures on an ongoing basis to comply with applicable environmental laws and regulations. In addition, we are currently and may in the future be responsible for the cleanup of contamination at some of our current and former manufacturing facilities. Our known liabilities with respect to compliance and cleanup, based on current information, are not expected to be material and should not adversely affect our operating results. However, if more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or previously unknown environmental conditions are discovered, or if contributions from other responsible parties with respect to sites for which we have cleanup responsibilities are not available, we may be subject to additional liability, which may be material. Further, additional environmental matters for which we may be liable may arise in the future at our present sites where no problem is currently known, with respect to sites previously owned or operated by us, by related corporate entities or by our predecessors, or at sites that we may acquire in the future, including the Nordural facility. Overall production costs may become prohibitively expensive and prevent us from effectively competing in price sensitive markets if future capital expenditures and costs for environmental compliance or cleanup are significantly greater than current or projected expenditures and costs. See “Business — Environmental Matters” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Environmental Expenditures and Other Contingencies” included elsewhere in this prospectus supplement for a detailed description of our environmental matters and associated costs and risks.

Acquisitions may present difficulties for us.

      We intend to use a substantial portion of the proceeds from this offering to fund the Nordural acquisition and may make other strategic acquisitions in the future. We are subject to numerous risks as a result of our acquisitions, including the following:

•	it may be difficult to manage our existing business as we integrate acquired operations;

•	we may not achieve the anticipated reductions in average per unit production costs as a result of our acquisitions; and

•	management of acquisitions will require continued development of financial controls and information systems, which may prove to be expensive, time-consuming, and difficult.

      Accordingly, our recent or future acquisitions might not improve our competitive position and business prospects as anticipated.

Operating in a foreign country exposes us to political, regulatory, currency and other related risks.

      The Nordural facility will be our first facility located outside of the United States. We may in the future consider other acquisitions in foreign countries. International operations may expose us to risks, including unexpected changes in foreign laws and regulations, political and economic instability, challenges in staffing and managing foreign operations, increased cost to adapt our systems and practices to those used in foreign countries, export duties, tariffs and other trade barriers, and the burdens of complying with a wide variety of foreign laws.

      In addition, we will be exposed to fluctuations in currency exchange rates and, as a result, an increase in the value of foreign currencies relative to the U.S. dollar could increase our operating expenses which are denominated and payable in those currencies. For example, Nordural’s revenues are denominated in U.S. dollars, while its labor costs are denominated in Icelandic kronur and a portion of its anode costs are denominated in euros.

The Nordural acquisition and the planned expansion of the Nordural facility are both subject to certain conditions. If we do not complete the acquisition and/or the planned expansion does not occur, our management will have broad discretion in deciding how to use the proceeds from this offering which were allocated for those purposes.

      We intend to use a substantial portion of the proceeds from this offering to fund the Nordural acquisition. The Nordural acquisition is scheduled to close after the closing of this offering, and will be subject to certain conditions. See “The Planned Nordural Acquisition.” We may also use a portion of the proceeds from this offering to fund a portion of the anticipated costs of the planned expansion of the Nordural facility, which is also subject to certain conditions. If we do not complete the acquisition and/or the planned expansion does not occur, our management will have broad discretion in deciding how to use that portion of the proceeds from this offering which were allocated for those purposes and investors will not have the opportunity to evaluate information concerning the application of those proceeds. We may use the net proceeds for working capital and other general corporate purposes, which may include debt reduction or other acquisitions.

We may not realize the expected benefits of the planned expansion of the Nordural facility.

      Nordural is planning an expansion that would double its existing production capacity. Nordural’s ability to proceed with the expansion will depend on its ability to obtain government approvals, financing and certain key contracts. Nordural has entered into non-binding Memoranda of Understanding relating to certain key contracts for the expansion, some of which do not provide the same economic benefits as its contracts for the existing capacity. We cannot assure you that Nordural, or we after closing, will complete definitive agreements with respect to these non-binding Memoranda of Understanding or that the expansion will be undertaken. If the expansion is undertaken there can be no assurances that it can be timely completed or completed without significant cost overruns.

      Our agreement with Columbia Ventures permits them to enter into expansion contracts prior to the closing of the acquisition after consultation with us; if we are unsatisfied with any expansion contract executed by Columbia Ventures, we have the option to terminate the acquisition agreement.

Our historical and pro forma financial information may not be comparable to our results for future periods.

      The historical and pro forma financial information included in this prospectus supplement is not necessarily indicative of our future results of operations, financial position and cash flows, and the pro forma financial information does not necessarily reflect our results of operations and financial position for the periods and dates presented. For example, our historical financial data does not reflect the effects of:

•	our additional ownership interest in the Mt. Holly facility prior to April 2000;

•	our 80% interest in the Hawesville facility prior to April 2001;

•	our acquisition of the remaining 20% interest in the Hawesville facility prior to April 2003; and

•	our planned acquisition of the Nordural facility.

      In addition, our pro forma financial information does not include operating results from the remaining 20% interest in the Hawesville facility before we acquired it in April 2003 and may not reflect all of the effects from the integration of the financial results of the Nordural facility. Costs actually incurred following these acquisitions may be materially different from those costs reflected in the pro forma financial information. See “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus supplement.

Risks Relating to our Common Stock

Provisions in our charter documents and state law may make it difficult for others to obtain control of our company, even though some stockholders may consider it to be beneficial.

      Certain provisions of our restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, or DGCL, may have the effect of delaying, deferring or preventing a change of control of our company, including transactions in which our stockholders might otherwise have received a substantial premium for their shares over then current market prices. For example, these provisions:

•	give authority to our board of directors to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any stockholder vote;

•	provide, under our charter documents, for a board of directors consisting of three classes, each of which serves for a different three-year term;

•	require stockholders to give advance notice prior to submitting proposals for consideration at stockholders’ meetings or to nominate persons for election as directors; and

•	restrict, under our charter documents, certain business combinations between us and any person who beneficially owns 10% or more of our outstanding voting stock.

      In addition, certain of our officers have entered into employment and severance compensation agreements that provide for cash payments, immediate vesting of stock options and performance shares and acceleration of other benefits under certain circumstances, including a change in control of our company. Our 1996 Stock Incentive Plan also provides for acceleration of the ability to exercise stock options and the vesting of performance shares upon a change of control, and our Non-Employee Directors Stock Option Plan provides for acceleration of an option holder’s ability to exercise stock options upon a change of control.

Our stock price has been and may be volatile.

      Our common stock has experienced significant price volatility from time to time, and this volatility may continue in the future. The market price for our common stock may be affected by a number of factors, including quarterly variations in our results of operations, expectations about the future price of aluminum, changes in earnings estimates or recommendations by securities analysts, developments in our industry and sales of substantial numbers of shares of our common stock in the public market. In addition, general economic, political and market conditions and other factors unrelated to our operating performance may cause the market price of our common stock to be volatile.

FORWARD-LOOKING STATEMENTS

      In this prospectus supplement, together with the documents incorporated by reference herein, we make statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “hope,” “expect,” “should,” “will,” “will likely,” “forecast,” “project,” “planned,” “estimated” and “potential,” among others. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those described under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus supplement and the following:

•	Our high level of indebtedness reduces cash available for other purposes, such as the payment of dividends, and limits our ability to incur additional debt and pursue our growth strategy;

•	The cyclical nature of the aluminum industry causes variability in our earnings and cash flows;

•	The loss of a major customer would increase our production costs at those facilities which deliver molten aluminum;

•	Glencore International AG owns a large percentage of our common stock and has the ability to influence matters requiring shareholder approval;

•	We could suffer losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events;

•	Due to increasing prices for alumina, the principal raw material used in primary aluminum production, changes to or disruptions in our current alumina supply arrangements would materially impact our raw material costs;

•	Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our margins;

•	Most of our employees are unionized and any labor dispute or failure to successfully renegotiate an existing labor agreement could materially impair our ability to conduct our production operations at our unionized facilities;

•	We are subject to a variety of environmental laws that could result in costs or liabilities; and

•	We may not realize the expected benefits of our growth strategy if we are unable to successfully integrate the businesses we acquire.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date on which they are made.

      You should read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein and therein completely and with the understanding that our actual future results may be materially different from those expressed in our forward-looking statements. We have no obligation (other than as required by law) to update or revise any of our forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

      We obtained the market data used throughout this prospectus supplement from our own research and from surveys or studies conducted by third parties and cited in industry or general publications, including studies prepared by CRU International Inc., an internationally recognized research firm which collects and analyzes data about the aluminum industry. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

USE OF PROCEEDS

      We expect to receive net proceeds from the sale of our common stock in this offering of approximately $209 million, or approximately $231 million if the underwriters exercise their over-allotment option in full. This estimate reflects deductions for underwriting discounts and commissions and other estimated fees and expenses we will pay. We will not receive any proceeds from the sale of shares offered by the selling shareholders. Out of the net proceeds received by us, we intend to use:

•	$165.7 million to fund the Nordural acquisition, including $2.5 million in estimated transaction fees and expenses, which is expected to close after the closing of this offering;

•	up to $25.0 million for the contingent payment related to the Nordural expansion;

•	$12.0 million to repay the remaining principal outstanding under the six-year 10% promissory note issued to Glencore in connection with our acquisition of the remaining 20% interest in the Hawesville facility in April 2003;

•	$3.0 million to pay dividends on our convertible preferred stock; and

•	any remaining proceeds for general corporate purposes, which may include financing part of the planned expansion of the Nordural facility and payment of any purchase price adjustments related to the acquisition. If the over-allotment option is not exercised, we would use available cash to fund any purchase price adjustments.

      If the Nordural acquisition is not consummated, we intend to use the proceeds allocated for the acquisition for working capital and other general corporate purposes, which may include debt reduction or other acquisitions.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the NASDAQ National Market tier of The NASDAQ Stock Market® under the symbol “CENX.” The following table sets forth the high and low reported sales prices of our common stock as reported by The NASDAQ Stock Market®.

	High	Low

2002
First Quarter	$16.50	$11.00
Second Quarter	17.51	12.70
Third Quarter	15.19	6.71
Fourth Quarter	8.63	5.70
2003
First Quarter	7.65	5.61
Second Quarter	7.61	5.82
Third Quarter	12.71	6.90
Fourth Quarter	22.25	10.41
2004
First Quarter	29.70	19.15
Second Quarter (through April 7, 2004)	29.40	25.09

      On April 7, 2004, the closing price per share of our common stock was $25.54. As of March 23, 2004, we had 21,211,466 shares of our common stock issued and outstanding (which were held by 28 holders of record), 1,395,089 shares reserved for issuance upon conversion of our convertible preferred stock and 1,547,973 shares reserved for issuance upon the exercise of outstanding stock options and the vesting of outstanding performance shares and restricted stock awards. Glencore has agreed to convert 500,000 shares of our outstanding convertible preferred stock that it holds as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods.

DIVIDEND POLICY

      Since the beginning of the fourth quarter of 2002, we have not declared dividends on our common stock and suspended dividends on our preferred stock to comply with limits on dividend payments contained in the indenture governing our senior secured notes. From April 1996 through the third quarter of 2002, we declared and paid a $0.05 per share quarterly dividend on our common stock.

      The declaration of dividends on our common stock is subject to the discretion of our board of directors. The timing, amount and form of dividends, if any, depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors. In addition, restrictions under our revolving credit facility and the indenture governing our senior secured notes limit our ability to declare and pay dividends under certain circumstances. Our revolving credit facility limits dividends on our common and preferred stock to $2.5 million per year. The indenture governing our senior secured notes limits the aggregate amount of dividends paid since the date on which the senior secured notes were issued to 50% of consolidated net income from April 1, 2001 through the most recent fiscal quarter, plus the net cash proceeds from our sales of equity securities and other amounts, including cash returns on certain investments less the aggregate amount used for the payment of dividends and other restricted payments, including investments in foreign subsidiaries. The terms of our convertible preferred stock restrict our ability to pay dividends on our common stock until all dividends have been paid on our convertible preferred stock. We plan to use a portion of the proceeds from this offering to pay all dividends on our convertible preferred stock. See “Use of Proceeds” included elsewhere in this prospectus supplement. We intend to resume the payment of dividends on our common stock when our board of directors determines we have cash available for that purpose and when permitted under the terms of our revolving credit facility, indenture and convertible preferred stock.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003 on an actual and as adjusted basis. The adjustments reflect:

•	the issuance and sale of the common stock being offered by us in this offering (excluding shares issuable upon exercise of the underwriters’ over-allotment option);

•	the use of $165.7 million to fund the Nordural acquisition, including $2.5 million in estimated transaction fees and expenses (which is subject to adjustment for an additional payment not to exceed $25.0 million due upon commencement of certain events related to the expansion and additional purchase price adjustments based on the interim and closing balance sheets);

•	the use of $12.0 million of the proceeds to repay the remaining principal outstanding under a six-year 10% promissory note issued to Glencore in connection with our acquisition of the remaining 20% interest in the Hawesville facility; and

•	the use of $3.0 million of the proceeds to pay dividends on our convertible preferred stock.

      The table does not reflect our anticipated use of proceeds if the planned Nordural acquisition is not consummated.

      The information set forth below should be read in conjunction with the following, each of which is included elsewhere in this prospectus supplement: (1) “Use of Proceeds,” (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (3) our audited consolidated financial statements and accompanying notes.

	As of December 31, 2003

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$28,204	$69,204

Short-term debt:
Industrial revenue bonds	$7,815	$7,815
Current portion of Nordural debt	—	14,411
Long-term debt:
11 3/4% Senior Secured First Mortgage Notes due 2008(1)	322,310	322,310
Notes payable — affiliates	14,000	2,000	(2)
Nordural debt	—	177,027

Total debt	344,125	523,563
Shareholders’ equity:
Convertible preferred stock	25,000	25,000	(3)
Common stock	211	301
Additional paid-in capital	173,138	381,548
Accumulated other comprehensive income (loss)	(5,222)	(5,222)
Retained earnings	(5,430)	(8,430)

Total shareholders’ equity	187,697	393,197

Total capitalization	$531,822	$916,760

(1)	Net of unamortized issuance discount.

(2)	The remaining $2.0 million was repaid on April 1, 2004 in accordance with the terms of the promissory note issued to Glencore.

(3)	Glencore has agreed to convert the 500,000 shares of our convertible preferred stock it holds as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods.

DILUTION

      Our net tangible book value as of December 31, 2003 was approximately $88.6 million or $3.93 per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding as of December 31, 2003.

      After giving effect to the sale of 9,000,000 shares of common stock offered by us in this offering based on a per share offering price of $24.50, and deducting the estimated underwriting discount and commissions on shares sold by us and other estimated expenses related to the offering, our net tangible book value would have been approximately $297.1 million, or $9.42 per share. This amount represents an immediate increase in net tangible book value of $5.49 per share to the existing stockholders and an immediate dilution of $13.75 per share to new investors.

Public offering price per share	$24.50
Net tangible book value per share as of December 31, 2003	$3.93
Increase per share attributable to this offering	$5.49
Net tangible book value per share after this offering	$9.42
Dilution in net tangible book value per share to new investors	$13.75

      If the underwriters exercise their over-allotment option in full, our net tangible book value as of December 31, 2003 would have been $9.83 per share, representing an immediate increase to existing stockholders of $5.90 per share and an immediate dilution of $13.35 per share to new investors.

      The above information has been adjusted to reflect the issuance of 1,395,089 shares of our common stock upon conversion of 500,000 shares of our outstanding convertible preferred stock, which Glencore has agreed to convert as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods. The above information does not reflect 1,630,433 shares reserved for issuance, as of December 31, 2003, upon the exercise of outstanding stock options and vesting of outstanding performance shares and restricted stock awards.

THE PLANNED NORDURAL ACQUISITION

The Stock Purchase Agreement

      On March 28, 2004, we entered into an amended and restated stock purchase agreement with Columbia Ventures Corporation to acquire 100% of the outstanding equity shares of its wholly-owned subsidiary, Nordural hf. The purchase price for the shares is $150.0 million plus cash at December 31, 2003 of $9.9 million plus an adjustment to reflect the cash flow of the business from January 1, 2004 through closing. Cash flow for this purpose is the change in net liabilities defined as total liabilities less current assets (adjusted for the inclusion of expansion capital expenditures and less advances to shareholder). The cash flow adjustment is expected to include $3.3 million for the repayment of a portion of the advances to shareholder outstanding at December 31, 2003. The agreement also provides for a contingent payment of up to $25 million to Columbia Ventures based on the completion of certain events related to the planned expansion of the facility, which may be payable as early as the closing of the acquisition.

      The stock purchase agreement contains customary representations and warranties by both parties. Columbia Ventures also has agreed to provide indemnification in certain circumstances subject to a basket of $500,000 and a cap of $15.0 million. This indemnification does not cover certain specified environmental matters.

      The Nordural acquisition, which is expected to close after the closing of this offering, is subject to the satisfaction of certain conditions. Conditions to our obligations include:

•	the completion of this offering; and

•	Nordural delivering all notices and obtaining or transferring all consents, waivers or approvals required under any law or order, and its financing and other contractual agreements, including, without limitation:

•	the $185.0 million senior credit facility that Nordural intends to keep in place following the closing of the acquisition; and

•	the permits, licenses, and agreements necessary for the operation of the Nordural facility and its planned expansion, including, without limitation, an investment agreement among Nordural, Columbia Ventures and the Government of Iceland.

      Conditions to Columbia Ventures’ obligations include:

•	no injunction prohibiting the Nordural acquisition; and

•	Columbia Ventures being released at closing as a responsible party under the approximately $10 million letter of credit posted as a guaranty of Nordural’s outstanding debt.

      The parties may terminate the stock purchase agreement as follows:

•	either party may terminate upon a material breach of the stock purchase agreement by the other party;

•	either party may terminate if a closing condition is not satisfied;

•	we may terminate in our sole discretion up to one day before closing this offering;

•	both parties may terminate by mutual consent of the parties;

•	either party may terminate if closing has not occurred by June 15, 2004, provided that if failure to close is solely due to some action or inaction by a governmental agency or as otherwise agreed to by the parties, the closing date will be extended to July 15, 2004; or

•	we may terminate if Nordural enters into certain expansion-related contracts prior to closing on terms that are not satisfactory to us.

      The stock purchase agreement provides for payment of a break-up fee to Columbia Ventures if the closing does not occur for various reasons, including our material breach of a limited number of covenants or representations. The break-up fee is $3 million or, if the agreement is terminated within 30 days before or after closing of this offering, 5% of the value of this offering.

The Nordural Facility

      Nordural is an Icelandic company that owns and operates the Nordural facility, a primary aluminum reduction facility located in Grundartangi, Iceland, approximately 25 miles northwest of Reykjavik, Iceland’s capital. It currently has an annual production capacity of approximately 198 million pounds, which would increase to approximately 397 million pounds upon completion of a planned expansion of the Nordural facility. The facility is located on two hundred acres leased by Nordural. The Nordural facility consists of an aluminum reduction plant with two potlines and casting equipment used to cast molten aluminum into ingot. The Nordural facility, built in 1998, would be our most recently constructed and lowest cost facility.

      Planned Expansion. Nordural plans to expand the Nordural facility to increase its annual production capacity to 397 million pounds, or double its current production capacity, which it estimates will cost approximately $300 million.

      The Government of Iceland. The Nordural facility operates under various long-term agreements with the Government of Iceland. These agreements include:

•	an investment agreement which sets forth the Government’s obligations to grant certain permits and Nordural’s tax status;

•	a smelter site agreement by which Nordural leases the property through 2020, subject to renewal at its option; and

•	a harbour agreement by which Nordural receives access to and maintains facilities by the port at Grundartangi.

      In connection with the proposed expansion of the Nordural facility, Nordural has negotiated amendments to each of these agreements with the Government of Iceland, which will be signed once all of the conditions to the expansion have been satisfied.

      Power. The Nordural facility purchases power from Landsvirkjun, a power company jointly owned by the Republic of Iceland and two Icelandic municipal governments, under a contract due to expire in 2019. The power delivered to the Nordural facility under its current contract is from hydroelectric sources, a competitively-priced and renewable source of power in Iceland, at a rate based on the LME price for primary aluminum. In connection with the planned expansion, Nordural has entered into a non-binding memorandum of understanding with Sudurnes Energy and Reykjavík Energy for the supply of the additional power required for the expansion capacity. Pursuant to the memorandum of understanding, the rate for the power supplied for the expansion capacity will also be LME-based. Before the parties enter into a definitive agreement, Nordural must have financing plans in place for the expansion and the power companies must have environmental permits for the geothermal facilities to be used to provide the power to the expansion capacity. Construction of those geothermal facilities will be conditioned on the parties’ execution of a definitive agreement. Under the terms of the final power agreement, we expect that we will be required to take or pay for a significant percentage of the power to be supplied beginning a specified period after signing (subject to extension for agreed upon events) even if we have not completed construction.

      Alumina/Sales and Distribution. Nordural is party to a long-term alumina tolling contract with a subsidiary of BHP Billiton which is due to expire December 31, 2013. Under this contract, which is for virtually all of the Nordural facility’s existing production capacity, Nordural receives an LME-based fee for the conversion of alumina, supplied by BHP Billiton, into primary aluminum. The contract includes customary termination provisions upon a force majeure event or material breach that could result in early termination.

      Iceland is a member of the European Free Trade Area, or EFTA. EFTA countries have free trade agreements with the European Union, or EU, which provide for duty-free trade in certain industrial goods, including primary aluminum. As a result of Iceland’s EFTA membership, BHP Billiton is able to sell primary aluminum produced at the Nordural facility to EU markets on a duty-free basis, and those cost savings are reflected in the tolling fee paid to Nordural under the tolling contract.

      The following table shows the primary aluminum shipments from the Nordural facility during each of the periods indicated:

Nordural Facility Primary Aluminum Shipments(1)

	Year Ended December 31,

	2001	2002	2003

	(In millions of pounds)
Total	164.1	198.3	198.7

(1)	This table reflects shipments to BHP Billiton under the long-term tolling contract.

      Anodes. Nordural has a contract for the supply of anodes for its existing capacity which expires in 2013. Nordural is exploring various options for anodes for the expansion capacity but does not yet have any agreements in place. While we do not yet know what terms will be agreed, we do not currently expect that the pricing will be materially different than under Nordural’s current arrangements.

      Labor. As of December 31, 2003, the Nordural facility employed 195 people, of whom 13 were hourly employees and 182 were salaried. There are six national labor unions represented in Nordural’s unionized work force. The current labor contract with these unions, which sets forth the work rules and wages for the covered employees, expires on December 31, 2004. The contract is expected to be renegotiated in the latter half of 2004. Nordural expects to hire up to 114 new employees for the planned expansion.

      Environmental. Nordural is subject to various Icelandic and other environmental laws and regulations. These laws and regulations are subject to change, which changes could result in increased costs. See “Risk Factors — We are subject to a variety of environmental laws that could result in costs or liabilities” and “Risk Factors — Operating in a foreign country exposes us to political, regulatory, currency and other related risks.” The Nordural facility, built in 1998, uses centre worked prebaked cells with automatic multiple point feeding of alumina, technology currently defined to be “best available technology” under the European Union’s Integrated Pollution Prevention and Control Directive of 1996, or IPPC. The operational restrictions for the Nordural facility, as determined by the Icelandic Minister for the Environment, are set forth in the facility’s operating license. The license currently allows for both the facility’s current and planned expansion capacity.

      Nordural Debt. As of December 31, 2003, Nordural had approximately $190 million of debt, principally consisting of debt that was originally incurred in connection with the construction of the Nordural facility in 1998 and an expansion completed in June 2001. On September 2, 2003, Nordural entered into a $185.0 million senior term loan facility with a syndicate of banks. A substantial portion of the proceeds from the loan was used to repay indebtedness outstanding under an existing $167.2 million senior facility agreement. At December 31, 2003, the balance of the loan facility was $178.3 million. Amounts borrowed under Nordural’s loan facility generally bear interest at the applicable LIBOR rate plus an initial margin of 1.45% per year, which increases to 1.55% per year in January 2010 and 1.65% in January 2014, plus an applicable percentage to cover certain lender compliance costs. Nordural is required to pay a commitment fee of 0.5% per year on undrawn amounts.

      Columbia Ventures secured Nordural’s obligations under the loan facility by pledging all of its Nordural shares pursuant to a share pledge agreement with the lenders. Following the closing of the acquisition, we will continue to pledge Nordural’s shares as security for its obligations under the loan facility. In addition, all of Nordural’s assets have been pledged as security under the loan facility. Amounts outstanding under the loan facility are payable semiannually in installments through June 30, 2018. The amount of each installment is based on a scheduled rate that fluctuates between 2.74% and 3.88% semi-annually. Nordural may voluntarily prepay all or part of the loan under the facility without penalty provided it gives five business days’ notice, subject to a minimum payment threshold. The agreement provides for mandatory prepayment upon the receipt of proceeds from certain asset sales, events impairing the value of assets and insurance recoveries. If the price of aluminum falls below designated levels for six months prior to a payment date and certain debt coverage ratios are not met, the loan facility provides for deferral of principal payments. Principal payments are increased if certain debt coverage ratios are exceeded.

      Nordural’s loan facility contains customary covenants, including limitations on additional indebtedness, security interests, investments, asset sales, loans, guarantees, capital expenditures, mergers and acquisitions, amendments to various agreements used in the operation of the Nordural facility, hedging agreements, distributions and share capital redemptions. Nordural is also subject to various financial covenants, including minimum debt service coverage, loan life coverage and net worth covenants. The loan facility contains customary events of default, including nonpayment, misrepresentation, breach of a covenant, insolvency and default of other indebtedness. If an event of default were to occur, the various banks under the loan facility would have the right to cancel all commitments and demand repayment of the loan facility.

      Expansion Financing. We are considering a variety of options for financing the expansion, including project finance. We expect that project finance would have terms similar to Nordural’s existing financing arrangement, but we may enter into alternative financing on terms that could be materially different.

      Risk Management. Substantially all of Nordural revenues are derived from a tolling arrangement whereby it converts alumina provided to it into primary aluminum for a fee based on the LME price for primary aluminum. Nordural’s revenues are subject to the risk of decreases in the market price of primary aluminum; however, because it produces primary aluminum under a tolling arrangement, Nordural is not exposed to increases in the price for alumina, the principal raw material used in the production of primary aluminum. In addition, under its current power contract, Nordural purchases power at a rate which is a percentage of the LME price for primary aluminum. By linking its most significant production cost to the LME price for primary aluminum, Nordural has a natural hedge against downswings in the market for primary aluminum; however, this hedge also limits Nordural’s upside as the LME price increases.

      Nordural is exposed to foreign currency risk due to fluctuations in the value of the U.S. dollar as compared to the euro and the Icelandic krona. Under its long-term tolling agreement with BHP Billiton, which covers virtually all of Nordural’s current production, Nordural receives revenues linked to the LME price for primary aluminum, which is denominated in U.S. dollars. Nordural’s labor costs are denominated in Icelandic kronur and a portion of its anode costs are denominated in euros. As a result, an increase in the value of those currencies relative to the U.S. dollar would affect Nordural’s operating margins. See “Risk Factors — Operating in a foreign country exposes us to political, regulatory, currency and other related risks.”

      Borrowings under Nordural’s term loan facility bear interest at a margin over the applicable LIBOR rate, plus an applicable percentage to cover certain lender compliance costs. At December 31, 2003, Nordural had $183.2 million of long-term liabilities which bear interest at a variable rate.

      Nordural does not currently have any material financial instruments to hedge commodity, currency or interest rate risk. Nordural may hedge a certain amount of such risk in the future, including through the purchase of aluminum put options and interest rate swaps that would have the effect of fixing a portion of its floating rate debt.

      Liquidity and Capital Resources. Nordural generally requires minimal working capital primarily because it receives payments under the tolling agreement that are generally received in advance of its principal payment obligations. Its principal cash need is for capital expenditures relating to its expansion, as described above, and debt service as described above. We expect Nordural will retain its internally generated cash flow and use it to finance the expansion and repay debt.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following tables present our unaudited pro forma consolidated balance sheet as of December 31, 2003 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2003. The unaudited pro forma consolidated financial data presented below has been derived from the following, which are included elsewhere in this prospectus supplement: (1) our audited consolidated financial statements and accompanying notes and (2) the separate audited financial statements and accompanying notes of Nordural for the year ended December 31, 2003. The unaudited pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described below in fact occurred as of the dates specified. In addition, the unaudited pro forma consolidated financial data does not purport to project our results of operations or financial condition as of any date or for any future period. Among other things, the unaudited pro forma consolidated financial data does not reflect the effects of our acquisition of the remaining 20% interest in its Hawesville primary aluminum reduction facility prior to the closing of that acquisition in April 2003.

      The unaudited pro forma consolidated balance sheet as of December 31, 2003 gives effect to the following events as if they were consummated on December 31, 2003:

•	our acquisition of all of the outstanding equity shares of Nordural;

•	our issuance and sale of approximately $221 million in common stock in this offering;

•	our payment of the remaining $12.0 million of principal outstanding under the promissory note payable to Glencore;

•	our payment of $3.0 million of dividends on our convertible preferred stock; and

•	other adjustments that management believes are directly related to the Nordural acquisition.

      The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 gives pro forma effect to these events as if they were consummated on January 1, 2003.

      The Nordural acquisition would be accounted for using the purchase method of accounting. Under the purchase method of accounting, the cash payment of the estimated aggregate purchase price for Nordural (including transaction fees and expenses) would be allocated to the tangible assets, identifiable intangible assets and liabilities of Nordural, based upon their respective fair values. The allocation of the purchase price, useful lives assigned to assets and other adjustments made to the unaudited pro forma consolidated financial data are based upon available information and certain preliminary assumptions that we believe are reasonable under the circumstances. We have not yet completed the fair market value allocation to the specific assets and liabilities of Nordural. Consequently, the final amounts allocated and the related useful lives could differ from those reflected in the unaudited pro forma consolidated financial data and the effects could be material. The acquisition of Nordural is subject to certain conditions, including the successful completion of this offering, and there can be no assurance that the acquisition will be consummated.

      The unaudited pro forma consolidated financial data should be read in conjunction with the following, which are included elsewhere in this prospectus supplement: (1) our audited consolidated financial statements and accompanying notes, (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (3) the separate audited financial statements and accompanying notes of Nordural.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2003

			U.S. GAAP	U.S. GAAP	Pro Forma		Pro Forma
	Century	Nordural	Adjustments	Nordural	Adjustments		Consolidated

	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$28,204	$9,898	$—	$9,898	$3,277	(1)	$69,204
					208,500	(2)
					(165,675	)(3)
					(12,000	)(4)
					(3,000	)(5)
Accounts receivable — net	51,370	5,897	—	5,897	—		57,267
Due from affiliates	10,957	14,877	—	14,877	(14,877	)(1)	10,957
Inventories	89,360	12,635	—	12,635	—		101,995
Prepaid and other current assets	4,101	1,663	—	1,663	—		5,764
Deferred taxes — current portion	3,413	—	—	—	—		3,413

Total current assets	187,405	44,970	—	44,970	16,225		248,600
Property, plant and equipment — net	494,957	215,897	832	216,729	36,473	(3)	748,159
Intangible assets — net	99,136	—	—	—	83,771	(3)	182,907
Other assets	28,828	13,926	(861)	13,065	(13,065	)(3)	28,828

Total	$810,326	$274,793	$(29)	$274,764	$123,404		$1,208,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable, trade	$34,829	$6,463	$—	$6,463	$—		$41,292
Due to affiliates	27,139	147	—	147	—		27,286
Industrial revenue bonds	7,815	—	—	—	—		7,815
Current portion of long term debt	—	14,411	—	14,411	—		14,411
Accrued and other current liabilities	30,154	2,067	280	2,347	—		32,501
Accrued employee benefits costs — current portion	8,934	—	—	—	—		8,934
Deferred taxes — current portion	—	—	—	—	—		—

Total current liabilities	108,871	23,088	280	23,368	—		132,239

Long term debt — net	322,310	174,024	862	174,886	—		497,196
Notes payable — affiliates	14,000	—	—	—	(12,000	)(4)	2,000
Accrued pension benefits costs — less current portion	10,764	—	—	—	—		10,764
Accrued postretirement benefits costs — less current portion	78,218	—	—	—	—		78,218
Other liabilities	33,372	2,141	—	2,141	—		35,513
Deferred taxes — less current portion	55,094	4,440	(167)	4,273	—		59,367

Total noncurrent liabilities	513,758	180,605	695	181,300	(12,000)		683,058

Contingencies and Commitments
Shareholders’ Equity:
Convertible preferred stock (8.0% cumulative, 500,000 shares outstanding)	25,000	—	—	—	—		25,000
Common stock (one cent par value, 50,000,000 shares authorized; 21,130,839 shares outstanding at December 31, 2003)	211	—	—	—	90	(2)	301
Capital stock	—	59,500	—	59,500	(59,500	)(3)	—
Additional paid-in capital	173,138	—	—	—	208,410	(2)	381,548
Accumulated other comprehensive income (loss)	(5,222)	—	(280)	(280)	280	(3)	(5,222)
Retained earnings (deficit)	(5,430)	11,600	(724)	10,876	724	(3)	(8,430)
					(11,600	)(1)
					(3,000	)(5)

Total shareholders’ equity	187,697	71,100	(1,004)	70,096	135,404		393,197

Total	$810,326	$274,793	$(29)	$274,764	$123,404		$1,208,494

See accompanying notes to the unaudited pro forma consolidated balance sheet.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2003

      1. Reflects an adjustment to eliminate Nordural shareholder loans, a portion of which is expected to be repaid prior to closing and the balance is expected to be offset against retained earnings.

      2. Records the proceeds, net of financing costs, from our issuance and sale of approximately $221 million in common stock in this offering.

      3. Reflects the cash payment and allocation of the estimated aggregate purchase price for Nordural, including acquired cash and estimated transaction fees and expenses (subject to adjustment for an additional payment not to exceed $25.0 million due upon commencement of the expansion). Acquired cash reflects pro forma cash on the balance sheet of Nordural which we have agreed to purchase. We will also compensate the seller for the cash flow generated by the business from December 31, 2003 through closing which could be material.

Purchase Price:
Purchase price	$150,000
Acquired cash	13,175
Transaction fees and expenses	2,500

Total purchase price	$165,675

Preliminary Allocation of Purchase Price:
Current assets	$33,370
Property, plant and equipment	253,202
Goodwill	83,771
Current liabilities	(23,368)
Noncurrent liabilities	(181,300)

Total purchase price	$165,675

      4. Reflects the payment of a portion of the remaining outstanding principal under the promissory note payable to Glencore.

      5. Reflects the payment of dividends on our convertible preferred stock.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

			U.S. GAAP	U.S. GAAP	Pro Forma		Pro Forma
	Century	Nordural	Adjustments	Nordural	Adjustments		Consolidated

	(Dollars in thousands, except per share data)
Net Sales:
Third-party customers	$660,593	$100,939	$—	$100,939	$—		$761,532
Related parties	121,886	—	—	—	—		121,886

	782,479	100,939	—	100,939	—		883,418
Cost of goods sold	734,441	82,003	231	82,234	(5,249	)(1)	808,262
					(3,164	)(2)

Gross profit	48,038	18,936	(231)	18,705	8,413		75,156
Selling, general and administrative expenses	20,833	558	—	558	—		21,391

Operating income	27,205	18,378	(231)	18,147	8,413		53,765
Interest expense — third party	(41,269)	(5,401)	—	(5,401)	—		(46,670)
Interest expense — related party	(2,579)	—	—	—	900	(3)	(1,679)
Interest income	339	—	—	—	—		339
Net gain (loss) on forward contracts	25,691	—	—	—	—		25,691
Investment income		3,063	—	3,063 (4)	—		3,063
Other income (expense) — net	(688)	—	—	—	—		(688)

Income (loss) before income taxes and minority interest	8,699	16,040	(231)	15,809	9,313		33,821
Income tax benefit (expense)	(2,841)	(2,887)	41	(2,846)	(3,260	)(5)	(11,634)
					(2,687	)(6)

Income (loss) before minority interest and cumulative effect of change in accounting principle	5,858	13,153	(190)	12,963	3,366		22,187
Minority interest	986	—	—	—	—		986

Income (loss) before cumulative effect of change in accounting principle	6,844	13,153	(190)	12,963	3,366		23,173
Cumulative effect of change in accounting principle, net of tax benefit of $3,430	(5,878)	—	—	—	—		(5,878)

Net income (loss)	966	13,153	(190)	12,963	3,366		17,295
Preferred dividends	(2,000)	—	—	—	—		(2,000)

Net income (loss) applicable to common shareholders	$(1,034)	$13,153	$(190)	$12,963	$3,366		$15,295

			U.S. GAAP	U.S. GAAP	Pro Forma		Pro Forma
	Century	Nordural	Adjustments	Nordural	Adjustments		Consolidated

	(Dollars in thousands, except per share data)
Earnings (Loss) Per Common Share:
Basic:
Income (loss) before cumulative effect of change in accounting principle	$0.23						$0.70

Cumulative effect of change in accounting principle	(0.28)						(0.19)

Net income (loss)	$(0.05)						$0.51

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$0.23						$0.70
Cumulative effect of change in accounting principle	(0.28)						(0.19)

Net income (loss)	$(0.05)						$0.51

Weighted Average Common Shares Outstanding (in thousands):
Basic	21,073				9,000	(7)	30,073

Diluted	21,099				9,000	(7)	30,099

See accompanying notes to the unaudited pro forma consolidated statement of operations.

NOTES TO THE UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

      1. Reflects an adjustment to depreciation expense based on the preliminary purchase accounting fair market valuation of Nordural’s property, plant and equipment using an estimated average useful life of 35 years.

      2. Reflects an adjustment to eliminate Nordural’s historical amortization expense related to deferred financing and carbon anode contract costs.

      3. Reflects an adjustment to reduce interest expense for the repayment of a portion of the outstanding principal under the promissory note payable to Glencore.

      4. Includes income from certain equity investments, a substantial portion of which have been sold.

      5. Reflects an adjustment to record income tax expense for the effects of the pro forma adjustments using an effective tax rate of 35%.

      6. Reflects an adjustment to record the incremental increase in income tax expense for the historical results of Nordural using an effective tax rate of 35% as opposed to the historical rate of 18%.

      7. Records the additional shares outstanding from our issuance and sale of 9,000,000 shares of our common stock in this offering at a price of $24.50 per share.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED

FINANCIAL AND OTHER DATA OF CENTURY ALUMINUM

      The following table presents our selected historical and pro forma consolidated financial and other data for the periods indicated. The selected consolidated historical balance sheet data as of December 31, 2003 and December 31, 2002 and the selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2003 is derived from our consolidated financial statements audited by Deloitte & Touche LLP and included elsewhere in this prospectus supplement. The selected consolidated historical balance sheet data as of December 31, 2001, 2000 and 1999 and the selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 2000 is derived from our consolidated financial statements audited by Deloitte & Touche LLP which are not included herein. Our selected historical results of operations include:

•	our rolling and fabrication businesses until their sale in September 1999;

•	our additional 23% interest in the Mt. Holly facility since we acquired it in April 2000;

•	our 80% interest in the Hawesville facility since we acquired it in April 2001; and

•	the remaining 20% interest in the Hawesville facility since we acquired it in April 2003.

These historical results do not include the Nordural facility, which we intend to acquire with a portion of the proceeds from this offering. These results may not be indicative of our future performance.

      The selected pro forma consolidated financial data is derived from “Unaudited Pro Forma Consolidated Financial Data” and the historical financial statements of Century Aluminum and Nordural which are each included elsewhere in this prospectus supplement. The pro forma consolidated financial data gives pro forma effect to this offering and the use of proceeds to fund the Nordural acquisition, our payment of $12.0 million of principal outstanding under the promissory note payable to Glencore, our payment of $3.0 million of dividends on our convertible preferred stock and other adjustments.

      The pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described in “Unaudited Pro Forma Consolidated Financial Data” in fact occurred as of the dates specified. The information provided below should be read in conjunction with the following, each of which is included elsewhere in this prospectus supplement: (1) our audited consolidated financial statements and accompanying notes, (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (3) “Unaudited Pro Forma Consolidated Financial Data,” and (4) the separate audited financial statements and accompanying notes of Nordural.

						Pro Forma
	Year Ended December 31,					Year Ended
						December 31,
	1999(1)(2)	2000(3)	2001(4)	2002	2003(5)	2003

	(Dollars in thousands, except per share amounts and operating data)
Consolidated Statement of Operations Data:
Net sales — third party customers	$497,475	$299,277	$543,453	$603,744	$660,593	$761,532
Net sales — related parties	68,801	129,320	111,469	107,594	121,886	121,886

Total net sales	566,276	428,597	654,922	711,338	782,479	883,418
Cost of goods sold(6)	572,921	396,139	634,214	691,277	734,441	808,262

Gross profit (loss)	(6,645)	32,458	20,708	20,061	48,038	75,156
Selling, general and administrative expenses	18,884	13,931	18,598	15,783	20,833	21,391

Operating income (loss)	(25,529)	18,527	2,110	4,278	27,205	53,765

						Pro Forma
	Year Ended December 31,					Year Ended
						December 31,
	1999(1)(2)	2000(3)	2001(4)	2002	2003(5)	2003

	(Dollars in thousands, except per share amounts and operating data)
Gain on sale of fabricating businesses	41,130	5,156	—	—	—	—
Interest expense — third party	(5,205)	(408)	(31,565)	(40,813)	(41,269)	(46,670)
Interest expense — related parties	—	—	—	—	(2,579)	(1,679)
Interest income	1,670	2,675	891	392	339	339
Net gain (loss) on forward contracts(7)	(5,368)	4,195	(203)	—	25,691	25,691
Investment income	—	—	—	—	—	3,063
Other income (expense)	(2,917)	6,461	2,592	(1,843)	(688)	(688)

Income (loss) before income taxes and minority interest and cumulative effect of change in accounting principle	3,781	36,606	(26,175)	(37,986)	8,699	33,821
Income tax benefit (expense)	138	(11,301)	8,534	14,126	(2,841)	(11,634)

Income (loss) before minority interest and cumulative effect of change in accounting principle	3,919	25,305	(17,641)	(23,860)	5,858	22,187
Minority interest	—	—	3,939	5,252	986	986

Income (loss) before cumulative effect of change in accounting principle	3,919	25,305	(13,702)	(18,608)	6,844	23,173
Cumulative effect of change in accounting principle, net of tax benefit of $3,430(8)	—	—	—	—	(5,878)	(5,878)

Net income (loss)	3,919	25,305	(13,702)	(18,608)	966	17,295
Preferred dividends	—	—	(1,500)	(2,000)	(2,000)	(2,000)

Net income (loss) applicable to common shareholders	$3,919	$25,305	$(15,202)	$(20,608)	$(1,034)	$15,295

Earnings (Loss) Per Common Share:(9)
Basic:
Income (loss) before cumulative effect of change in accounting principle	$0.19	$1.25	$(0.74)	$(1.00)	$0.23	$0.70
Cumulative effect of change in accounting principles	—	—	—	—	(0.28)	(0.19)

Net income (loss)	$0.19	$1.25	$(0.74)	$(1.00)	$(0.05)	$0.51

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$0.19	$1.24	$(0.74)	$(1.00)	$0.23	$0.70
Cumulative effect of change in accounting principles	—	—	—	—	(0.28)	(0.19)

Net income (loss)	$0.19	$1.24	$(0.74)	$(1.00)	$(0.05)	$0.51

						Pro Forma
	Year Ended December 31,					Year Ended
						December 31,
	1999(1)(2)	2000(3)	2001(4)	2002	2003(5)	2003

	(Dollars in thousands, except per share amounts and operating data)
Weighted Average Common Shares Outstanding (in thousands):
Basic	20,222	20,308	20,473	20,555	21,073	30,073
Diluted	20,357	20,478	20,473	20,555	21,099	30,099
Dividends Per Common Share	$0.20	$0.20	$0.20	$0.15	$0.00	$0.00
Consolidated Balance Sheet Data (at period end):
Working capital	$124,391	$76,701	$62,312	$94,618	$78,534	$116,361
Intangible assets — net	—	—	146,002	119,744	99,136	182,907
Total assets	310,802	333,770	776,706	765,167	810,326	1,208,494
Long-term debt	—	—	321,446	321,852	336,310	497,196
Total noncurrent liabilities	58,831	74,511	441,329	453,011	513,758	683,058
Total shareholders’ equity	179,728	202,639	217,185	192,132	187,697	393,197
Other Data:
Capital expenditures	$22,983	$17,631	$14,456	$18,427	$18,858	$19,690
EBITDA(10)	27,735	51,409	53,762	64,734	98,919	135,743
Net cash (used in) provided by operating activities	(44,190)	58,103	38,623	54,486	87,379
Net cash (used in) provided by investing activities	222,886	(106,158)	(382,245)	(18,196)	(78,695)
Net cash (used in) provided by financing activities	(93,521)	(4,170)	324,048	(4,586)	(25,572)
Operating Data:
Shipments (millions of pounds):
Primary	486	582	918	1,049	1,127	1,127
Tolling	—	—	—	—	—	199
Average Century Aluminum realized price ($/lb):
Primary	$0.65	$0.74	$0.71	$0.68	$0.69	$0.69
Tolling	—	—	—	—	—	0.51
Average LME price ($/lb)	$0.62	$0.70	$0.66	$0.61	$0.65	$0.65

(1)	On September 21, 1999, we sold our rolling and fabrication businesses to Pechiney for $234.3 million and recorded pre-tax gains of $41.1 million in 1999 and $5.2 million in 2000. Accordingly, the results of operations following that date do not include results from the rolling and fabrication businesses. Similarly, balance sheet data as of and following December 31, 1999 does not include the assets and liabilities related to the rolling and fabrication businesses.

(2)	In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The provisions of the statement require that any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain criteria shall be reclassified. In 1999, we had previously recorded an extraordinary loss of $1,362 for the write-off of deferred bank fees, net of income tax benefit of $766. This item was reclassified to other income (expense) for the year.

(3)	On April 1, 2000, we purchased an additional 23% interest in the Mt. Holly facility from Xstrata Aluminum Corporation, an affiliate of Glencore, increasing our ownership interest to 49.7%.

Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of and following December 31, 2000 includes the assets and liabilities related to the additional 23% interest in the Mt. Holly facility.

(4)	Effective April 1, 2001, we purchased the Hawesville facility from Southwire. Simultaneously, we effectively sold a 20% interest in the Hawesville facility to Glencore. Accordingly, the results of operations following that date reflect the increased production which resulted from our 80% interest. Similarly, balance sheet data as of and following December 31, 2001 includes assets and liabilities related to our 80% interest in the Hawesville facility.

(5)	On April 1, 2003, we acquired the remaining 20% interest in the Hawesville facility. Accordingly, the results of operations following that date reflect the increased production which resulted from our additional 20% interest in the Hawesville facility. Similarly, balance sheet data as of December 31, 2003 includes assets and liabilities related to our additional 20% interest in the Hawesville facility.

(6)	Cost of goods sold includes net lower of cost or market inventory adjustment charges of $1,389, $1,631 and $5,166 for the years 1999, 2000 and 2001, respectively, and credits of $247 and $7,522 for the years 2002 and 2003, respectively.

(7)	On January 1, 2001, we adopted Statement of Financial Accounting Standard, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related amendments. As a result, to the extent that our derivatives are designated as effective cash flow hedges, unrealized gains (losses) are reported as accumulated other comprehensive income, rather than reported in the statement of operations as was done in 2000 and 1999. Beginning in 2001, realized gains (losses) resulting from effective cash flow hedges are reported as adjustments to net sales and cost of goods sold.

(8)	With the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003, we recorded an asset retirement obligation asset of $6,848, net of accumulated amortization of $7,372 and a deferred tax asset of $3,430 and an asset retirement obligation liability of $14,220. The net amount initially recognized as a result of applying this statement is reported as a cumulative effect of a change in accounting principle. We recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus supplement.

(9)	Pro forma share data does not give effect to the conversion of our convertible preferred stock to common stock, which Glencore has agreed to convert as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods. As further adjusted for such conversion, pro forma earnings per share for 2003 would be $0.55 on a basic and diluted basis.

(10)	“EBITDA” is defined as net income (loss) plus income taxes, interest expense, and depreciation and amortization. EBITDA is not a calculation based upon GAAP. The amounts included in the EBITDA calculation, however, are derived from amounts included in the consolidated statement of operations data. In addition, EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We believe EBITDA helps management and investors compare a company’s performance on a consistent basis without regard to interest expense, taxes or depreciation and amortization, which can vary significantly depending upon many factors. You should be aware, however, that the EBITDA measure presented in this prospectus supplement may not be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

      The following table reconciles EBITDA to net income, which we believe is the most directly comparable GAAP financial measure:

						Pro Forma
	Year Ended December 31,					Year Ended
						December 31,
	1999	2000	2001	2002	2003(1)	2003(1)

	(Dollars in thousands)
Net income (loss) before preferred dividends	$3,919	$25,305	$(13,702)	$(18,608)	$966	$17,295
Income tax expense (benefit)	(138)	11,301	(8,534)	(14,126)	2,841	11,634
Interest expense	5,205	408	31,565	40,813	43,848	48,349
Depreciation and amortization	18,749	14,395	44,433	56,655	51,264	58,465

EBITDA	$27,735	$51,409	$53,762	$64,734	$98,919	$135,743

(1)	Includes a charge of $5.9 million for a cumulative effect of change in accounting principle.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion reflects our historical results of operations, which: (1) do not include results from our 80% interest in the Hawesville facility until we acquired it in April 2001 and (2) do not include our 20% interest in the Hawesville facility until we acquired it in April 2003. It does not reflect our proposed acquisition of Nordural. Accordingly, the results for fiscal years 2001 and 2002 are not fully comparable to the results of operations for fiscal year 2003 and are not indicative of our current business. You should read the following discussion in conjunction with our audited consolidated financial statements included elsewhere in this prospectus supplement.

Overview

      We produce primary aluminum. The aluminum industry is cyclical and the price of primary aluminum (which trades as a commodity) is determined by global supply and demand. The key determinants of our results of operations and cash flow from operations are as follows:

•	Our selling price is based on the LME price of primary aluminum and fixed price sales contracts.

•	Our plants operate near capacity, and fluctuations in volume, other than through acquisitions, generally are small.

•	The principal components of cost of goods sold are alumina, power, and labor, which were in excess of 70% of the 2003 cost of goods sold. Many of these costs are covered by long-term contracts as described below.

      Average realized price and cost of goods sold per pound shipped are key performance indicators. Our revenue varies significantly from period to period due to fluctuations in the LME price of aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on our results of operations and cash flows. Our revenue is also impacted by our hedging activities. Our working capital is relatively stable. Fluctuations in working capital are influenced by the LME price of primary aluminum and by the timing of cash receipts and disbursements from major customers and suppliers.

      Cost of goods sold, excluding alumina, is expected to remain relatively stable because our plants operate near capacity and our major cost drivers are covered by long-term contracts. We expect fluctuations in the cost of alumina because the pricing in these contracts is variable, based on LME prices. Our power contracts provide for primarily fixed priced power through 2005, subject to adjustments for fuel costs for Mt. Holly. Our power usage is expected to be consistent with prior periods. Our labor costs should be consistent with modest increases for negotiated salary and benefit increases.

      Through ownership interests in the Mt. Holly, Ravenswood, and Hawesville facilities, we have an annual production capacity of approximately 1.2 billion pounds of primary aluminum.

Key Long-Term Primary Aluminum Sales Contracts

      We routinely enter into fixed and market priced contracts for the sale of primary aluminum. A summary of our long-term primary aluminum sales contracts is provided below. See “Business — Sales and Distribution” included elsewhere in this prospectus supplement for further discussion of these contracts.

Contract	Customer	Volume	Term	Pricing

Pechiney Metal Agreement	Pechiney	276 to 324 million pounds per year	Through December 31, 2005	Variable, based on U.S. Midwest market
Original Sales Contract	Glencore	110 million pounds per year	Through December 31, 2004	Fixed price
New Sales Contract	Glencore	110 million pounds per year	January 2005 through December 31, 2009	Variable, LME based
Glencore Metal Agreement	Glencore	45 million pounds per year	January 2004 through December 31, 2013	Variable, based on U.S. Midwest market
Southwire Metal Agreement	Southwire	240 million pounds per year (high purity molten aluminum)	Through March 31, 2011	Variable, based on U.S. Midwest market
		60 million pounds per year (standard- grade molten aluminum)	Through December 31, 2008	Variable, based on U.S. Midwest market

      Apart from the Pechiney Metal Agreement, Original Sales Contract, New Sales Contract, the Glencore Metal Agreement, and Southwire Metal Agreement, we had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, we had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively, of which, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

Key Long-Term Supply Agreements

Alumina Supply Agreements

      We are party to long-term supply agreements with Glencore and Kaiser that supply a fixed quantity of alumina at prices indexed to the price of primary aluminum quoted on the LME. A summary of these agreements is provided below. See “Business — Facilities and Production” included elsewhere in this prospectus supplement for additional discussion of these alumina agreements.

Facility	Supplier	Term	Pricing

Ravenswood	Glencore	Through December 31, 2006	Variable, LME based
Mt. Holly	Glencore	Through December 31, 2006 (54% of requirement)	Variable, LME based
Mt. Holly	Glencore	Through January 31, 2008 (46% of requirement)	Variable, LME based
Hawesville	Kaiser(1)	Through December 31, 2008	Variable, LME based

(1)	Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume our alumina supply agreement, and it agreed to a new alumina supply agreement for the Hawesville facility for the years 2006 through 2008. To date, Kaiser has continued to supply alumina to us pursuant to the terms of its agreement. In June 2003, Kaiser announced it was exploring the sale of several of its facilities, including Gramercy. Together with a partner, we are considering purchasing that facility and the related bauxite operations in Jamaica. If we were to acquire the Gramercy facility, the price we would pay for alumina used by the Hawesville facility would be based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than an LME-based price. If we were not to purchase the Gramercy facility, and Kaiser or a successor failed to continue to supply alumina to the Hawesville facility pursuant to the terms of the agreements, our costs for alumina could increase substantially, and we may not be able to fully recover damages resulting from breach of those contracts.

     Electrical Power Supply Agreements

      We use significant amounts of electricity in the aluminum production process. A summary of these power supply agreements is provided below.

Facility	Supplier	Term	Pricing

Ravenswood	Ohio Power Company	Through December 31, 2005	Fixed price
Mt. Holly	Santee Cooper	Through December 31, 2015	Fixed price, with fuel cost adjustment clause through 2010; subject to a new fixed price schedule after 2010
Hawesville	Kenergy	Through December 31, 2010	Fixed price through 2004, 16% unpriced in 2005, 27% unpriced 2006 though 2010

Labor Agreements

      Our labor costs at the Ravenswood and Hawesville facilities are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. The employees at the Mt. Holly facility are employed by Alcoa and are not unionized. A summary of key labor agreements is provided below. See “Business — Employees and Labor Relations” included elsewhere in this prospectus supplement for additional discussion about our work force.

Facility	Organization	Term

Ravenswood	USWA	Through May 31, 2006
Hawesville	USWA	Through March 31, 2006
Mt. Holly	Not Unionized	Not Applicable

Application of Critical Accounting Policies

      Our significant accounting policies are discussed in Note 1 of our audited consolidated financial statements. The preparation of the financial statements requires that our management make subjective estimates, assumptions and judgments in applying these accounting policies. Those judgments are normally based on knowledge and experience about past and current events and on assumptions about future events. Critical accounting estimates require our management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of our financial position or results of operations. Significant judgments and estimates made by us include expenses and liabilities related to pensions and other postemployment benefits and forward delivery contracts and financial instruments.

Pension and Other Postemployment Benefit Liabilities

      We sponsor various pension plans and also participate in a union sponsored multi-employer pension plan for the collective bargaining unit employees at the Hawesville facility. The liabilities and annual income or expense of our pension and other postemployment benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

      In developing our expected long-term rate of return assumption for pension fund assets, we evaluated input from our actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. We also considered our historical 10-year compound returns. We anticipate that, as the economy recovers, our investments will generate long-term rates of return of 9.0%. Our expected long-term rate of return is based on an assumed asset allocation of 65% equity funds and 35% fixed-income funds.

      The discount rate that we utilize for determining future pension and post employment obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased to 6.25% at December 31, 2003 from 6.5% and 7.25% at December 31, 2002 and 2001, respectively.

      Lowering the expected long-term rate of return by 0.5% (from 9.0% to 8.5%) would have increased our pension expense for the year ended December 31, 2003 by approximately $0.2 million. Lowering the discount rate assumptions by 0.5% would have increased our pension expense for the year ended December 31, 2003 by approximately $0.4 million.

      We provide postemployment benefit plans that provide health care and life insurance benefits for substantially all retired employees. SFAS No. 106 requires us to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. We fund these benefits as the retirees submit claims.

      Measurement of our postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. The assumed health care cost trend rates are the most critical assumptions for measurement of the postretirement benefits obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations.

      We assume medical inflation is initially 10%, declining to 5% over six years and thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects in 2003:

	One	One
	Percentage	Percentage
	Point Increase	Point Decrease

	(In thousands)
Effect on total of service and interest cost components	$2,051	$(1,706)
Effect on accumulated postretirement benefit obligation	$18,126	$(15,707)

Forward Delivery Contracts and Financial Instruments

      We routinely enter into fixed and market priced contracts (physical and financial) for the sale of primary aluminum and the purchase of raw materials in future periods. We apply the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended,” in accounting for these types of contracts. Those physical delivery contracts that our management believes are probable of future delivery are classified as normal purchases and normal sales and are not accounted for as derivatives.

      The aluminum-based financial and physical delivery contracts that are derivatives, as provided for in current accounting standards, are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for our management to estimate the U.S. Midwest premium. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in our financial statements from period to period. Unrealized gains and losses are either included in Other comprehensive income (loss) or Net gain (loss) on forward contracts, depending on criteria as provided for in the accounting standards.

      The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in our financial statements from period to period. We have designated these forward contracts as cash flow hedges for forecasted natural gas transactions in accordance with the provisions of SFAS No. 133 (as amended). We assess the effectiveness of these cash flow hedges quarterly. The effective portion of the gains and losses are recorded in Other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

      The principal contracts affected by these standards and the resulting effects on the financial statements are described in our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus supplement.

Results of Operations

      The following table sets forth, for the years indicated, the percentage relationship to net sales of certain items included in our Statements of Operations. The following table includes the results from our 80% interest in the Hawesville facility since its acquisition on April 1, 2001, and results from our additional 20% interest in the Hawesville facility since its acquisition in April 2003.

	Percentage of Net Sales

	2001	2002	2003

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(96.8)	(97.2)	(93.9)

Gross profit	3.2	2.8	6.1
Selling, general and administrative expenses	(2.9)	(2.2)	(2.6)

Operating income	0.3	0.6	3.5
Interest expense	(4.8)	(5.7)	(5.6)
Interest income	0.1	0.1	0.1
Other income (expense)	0.4	(0.3)	(0.1)
Net gain on forward contracts	—	—	3.3

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(4.0)	(5.3)	1.2
Income tax benefit (expense)	1.3	2.0	(0.4)

Income (loss) before minority interest and cumulative effect of accounting change	(2.7)	(3.3)	0.8
Minority interest	0.6	0.7	0.1

Income (loss) before cumulative effect of change in accounting principle	(2.1)	(2.6)	0.9
Cumulative effect of change in accounting principle	—	—	(0.8)

Net income (loss)	(2.1)%	(2.6)%	0.1%

      The following table sets forth, for the periods indicated, the pounds and the average sales price per pound shipped:

	Primary Aluminum

	Direct

	Pounds	$/Pound

	(Pounds in thousands)
2001
First Quarter	149,274	$0.74
Second Quarter(1)	255,145	0.74
Third Quarter	259,408	0.71
Fourth Quarter	254,616	0.68

Total	918,443	$0.71

2002
First Quarter	263,019	$0.68
Second Quarter	262,470	0.69
Third Quarter	262,262	0.67
Fourth Quarter	261,544	0.67

Total	1,049,295	$0.68

2003
First Quarter	257,040	$0.70
Second Quarter(2)	290,023	0.68
Third Quarter	292,567	0.69
Fourth Quarter	286,912	0.72

Total	1,126,542	$0.69

(1)	The table includes the results from our 80% interest in the Hawesville facility since its acquisition in April 2001.

(2)	The table includes the results from our additional 20% interest in the Hawesville facility since its acquisition in April 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      The following discussion reflects our historical results of operations, which do not include results for our additional 20% interest in the Hawesville facility until it was acquired from Glencore in April 2003.

      Net Sales. Net sales for the year ended December 31, 2003 increased $71.1 million or 10.0% to $782.5 million. Increased shipment volume of 77.2 million pounds in 2003, primarily associated with the additional 20% interest in the Hawesville facility beginning in April 2003, accounted for $52.4 million of the increase. Higher price realizations for primary aluminum in 2003 were due to an improved LME price for primary aluminum contributed an additional $18.8 million in sales.

      Gross Profit. Gross profit for the year ended December 31, 2003 increased $28.0 million or 139.5% to $48.0 million from $20.1 million for the same period in 2002. Increased shipments, primarily from the additional 20% interest in the Hawesville facility beginning in April 2003, improved gross profit by $5.7 million. The remaining $22.3 million improvement in gross profit was a result of lower depreciation and amortization charges, $5.4 million, primarily due to lower amortization charges related to the intangible asset, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus supplement, reduced charges to cost of goods sold for lower-of-cost or market inventory adjustments, $7.3 million, and improved price realizations net of increased alumina costs, $10.2 million, other net benefits of $1.0 million, partially offset a charge for the excess cost of spot alumina purchases of $1.6 million due to a production curtailment at a supplier’s production facility.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2003 increased $5.1 million to $20.8 million. The increase was primarily a result of a $3.1 million charge related to an executive resignation in 2003. The remaining increase of $2.0 million was a result of increased incentive compensation associated with improved 2003 financial and operational results.

      Interest Expense. Interest expense during the year ended December 31, 2003 increased $3.0 million or 7.4% to $43.8 million. The change in interest expense was primarily a result of related party interest expense of $2.6 million associated with the promissory note payable to Glencore.

      Other Income/ Expense. Other expense for the year ended December 31, 2003 declined by $1.2 million primarily due to a write-off in 2002 of $1.7 million in deferred costs associated with a prospective acquisition.

      Net Gain on Forward Contracts. Net gain on forward contracts for the year ended December 31, 2003 was $25.7 million with no gain or loss reported for the same period in 2002. The gain recorded in 2003 primarily relates to the early termination of a fixed price forward sales contract with Glencore. See “Business — Sales and Distribution — Mt. Holly” included elsewhere in this prospectus supplement.

      Tax Provision/ Benefit. Income tax provision increased $17.0 million to $2.8 million from an income tax benefit in 2002. The change in income taxes was a result of a pre-tax gain in 2003 compared to a pre-tax loss in 2002. The 2002 tax benefit was affected by a $1.5 million reduction in estimated income taxes payable relating to the reversal of prior period accruals.

      Minority Interest. Minority interest reflects Glencore’s interest in the net operating results of Century Aluminum of Kentucky, LLC, the limited liability company which holds the power contract for the Hawesville facility. The Minority interest primarily represented the amortization of the power contract. Minority interest for the year ended December 31, 2003 decreased $4.3 million to $1.0 million. The decrease was a result of eliminating the minority interest in April 2003 through our acquisition of Glencore’s 20% interest in the Hawesville facility.

      Cumulative Effect of Change in Accounting Principle. We adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. The cumulative effect of adopting this standard was a one-time, non-cash charge of $5.9 million, net of tax of $3.4 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The following discussion reflects our historical results of operations, which do not include results for our 80% interest in the Hawesville facility until it was acquired in April 2001.

      Net Sales. Net sales for the year ended December 31, 2002 increased $56.4 million or 8.6% to $711.3 million. Increased shipment volume accounted for $93.3 million of the increase, primarily as a result of a full year of production at the Hawesville facility in 2002 versus a partial year in 2001. Lower price realizations for primary aluminum in 2002 partially offset the volume increase by $36.9 million.

      Gross Profit. Gross profit for the year ended December 31, 2002 decreased $0.6 million or 3.1% to $20.1 million from $20.7 million for the same period in 2001. Gross profit remained relatively flat period to period despite an increase in shipments of 130.9 million pounds in 2002, because the additional gross profit from increased shipment volumes in 2002 was offset by (a) declining market prices for primary aluminum which reduced net sales $36.9 million and (b) increased depreciation and amortization charges of $12.2 million, primarily a result of a full year of charges from the Hawesville facility versus nine months in 2001. Gross profit was improved by (a) a reduction of $23.0 million in the cost of alumina purchased under new market based agreements in 2002, (b) reduced charges to cost of goods sold for lower-of-cost or market inventory adjustments, and (c) lower operating costs.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2002 decreased to $15.8 million from $18.6 million for the year ended December 31, 2001. The decrease was a result of a charge for bad debts of $4.4 million during the year end December 31, 2001, which was partially offset by additional expenses associated with a full year of charges from the Hawesville facility versus nine months in 2001 and increases in insurance and other expenses.

      Interest Expense. Interest expense during the year ended December 31, 2002 increased $9.2 million or 29.3%. The change in interest expense was due to the length of the time the 11 3/4% Senior Secured First Mortgage Notes due 2008 were outstanding. The notes were outstanding for all of 2002 versus nine months in 2001.

      Other Income/ Expense. Other expense for the year ended December 31, 2002 was $1.8 million. This compares to Other Income of $2.6 million for the same period in 2001. The Other expense in 2002 was a result of a write-off of $1.7 million in deferred costs associated with a prospective acquisition. Other income of $2.6 million in 2001 resulted principally from the receipt of $3.4 million in settlement of our business interruption and property damage claim with our insurance carrier associated with an illegal work stoppage at the Ravenswood facility in August 1999. This settlement was partially offset by a loss on disposal of assets of $0.9 million during the year ended December 31, 2001.

      Tax Provision/ Benefit. Income tax benefit for the year ended December 31, 2002 increased $5.6 million to $14.1 million compared to 2001. The change in income tax benefit was a result of a larger pre-tax loss in 2002 compared to 2001. The change in the 2002 effective tax rate from 2001 was affected by a $1.5 million reduction in 2002 of estimated income taxes payable relating to the reversal of prior period accruals.

      Minority Interest. Minority interest reflects Glencore’s interest in the net operating results of Century Aluminum of Kentucky, LLC, the limited liability company which holds the power contract for the Hawesville facility. The Minority interest primarily represented Glencore’s share of the amortization of the power contract. Minority Interest for the year ended December 31, 2002 increased $1.4 million to $5.3 million from $3.9 million for the year ended December 31, 2001. The increase was a result of including a full year of amortization of the intangible asset in 2002 versus nine months in 2001.

Liquidity and Capital Resources

      Our principal sources of liquidity are cash flow from operations and available borrowings under our revolving credit facility. Our principal uses of cash are operating costs, payments of interest on our outstanding debt, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements, and common and preferred stock dividends for periods prior to the fourth quarter of 2002.

Debt Service

      As of December 31, 2003, we had $344.1 million of indebtedness outstanding, including $322.3 million of principal under the notes, net of unamortized issuance discount, a $14.0 million promissory note payable to Glencore, and $7.8 million in industrial revenue bonds which were assumed in connection with the Hawesville acquisition.

      Notes. Interest payments on the 11 3/4% Senior Secured First Mortgage Notes are payable semiannually in arrears beginning on October 15, 2001. Payment obligations under the notes are unconditionally guaranteed by our domestic subsidiaries (other than Century Aluminum of Kentucky) and secured by mortgages and security interests in 80% of the real property, plant and equipment comprising the Hawesville facility and 100% of the same comprising the Ravenswood facility. The notes will mature in 2008. The indenture governing the notes contains customary covenants, including limitations on our ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock.

      Revolving Credit Facility. Effective April 1, 2001, we entered into a $100.0 million senior secured revolving credit facility with a syndicate of banks. The revolving credit facility will mature on April 2, 2006. Our obligations under the revolving credit facility are unconditionally guaranteed by our domestic subsidiaries (other than Century Aluminum of Kentucky) and secured by a first priority security interest in all accounts receivable and inventory belonging to us and our subsidiary borrowers. The availability of funds under the revolving credit facility is subject to a $30.0 million reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the revolving credit facility are, at our option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of us. There were no outstanding borrowings under the revolving credit facility as of December 31, 2003. Interest periods for LIBOR rate borrowings are one, two, three or six months, at our option. We measure our borrowing base at month-end. During the year ended December 31, 2003, we had a low borrowing base of $47.7 million and a high borrowing base of $68.1 million under the revolving credit facility. We are subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments. On January 14, 2003, Moody’s Investor Service issued an announcement revising its long-term debt ratings for us. Moody’s lowered the rating on our senior secured revolving credit facility from Ba2 to Ba3.

      Glencore Note Payable. In connection with the acquisition of the remaining 20% interest in the Hawesville facility, we entered into a six-year $40 million promissory note payable to Glencore. Amounts outstanding under the promissory note bear interest at a rate of 10% per annum and are secured by a first priority security interest in the remaining 20% interest in the Hawesville facility we acquired in April 2003. The promissory note matures on April 1, 2009 and requires principal and interest payments semi-annually, with principal payments based on the average closing prices for aluminum quoted on the LME for the six-month period ending two weeks prior to each payment date. Our obligations under the promissory note are guaranteed by each of our consolidated subsidiaries (other than Century Aluminum of Kentucky). In the fourth quarter of 2003, we repaid $26.0 million of outstanding principal under the promissory note payable to Glencore, a $1.0 million required payment and a $25.0 million prepayment of principal, which left $14.0 million in outstanding principal as of December 31, 2003.

      Industrial Revenue Bonds. As part of the purchase price for the Hawesville acquisition, we assumed industrial revenue bonds, or IRBs, in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville facility. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the IRBs is paid quarterly. At December 31, 2003, the interest rate on the IRBs was 1.55%. The bonds are classified as current liabilities because they are remarketed weekly and, under the indenture governing the bonds, repayment upon demand could be required if there is a failed remarketing.

      The IRBs are secured by a Glencore guaranteed letter of credit. We have agreed to reimburse Glencore for all costs arising from the letter of credit and have secured the reimbursement obligation with a first priority security interest in the 20% interest in the Hawesville facility. Our maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be approximately $8.2 million.

     Convertible Preferred Stock

      In connection with the Hawesville acquisition, we issued $25.0 million of our convertible preferred stock to Glencore. We are required to pay dividends on the preferred stock at a rate of 8% per year, which is cumulative (see Note 8 in our audited consolidated financial statements included elsewhere in this prospectus supplement). The notes and the revolving credit facility impose limitations on our ability to pay cash dividends. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2003, we had total unrecorded cumulative preferred dividend arrearages of $2.5 million or $5.00 per share of preferred stock.

     Working Capital

      Working capital was $78.5 million at December 31, 2003. We believe that our working capital will be consistent with past experience and that cash flow from operations and borrowing availability under the revolving credit facility should be sufficient to meet working capital needs.

     Capital Expenditures

      Capital expenditures for 2003 were $18.9 million and were principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. The revolving credit facility limits our ability to make capital expenditures; however, we believe that the amount permitted will be adequate to maintain our properties and business and comply with environmental requirements. We anticipate that capital expenditures will be approximately $20.0 million in 2004.

     Acquisitions, Liquidity and Financing

      Our strategic objectives are to grow our aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities which offer favorable investment returns and lower our per unit production costs; diversifying our geographic presence; and pursuing opportunities in bauxite mining and alumina refining. In connection with possible future acquisitions, we may need additional financing, which may be provided in the form of debt or equity. We cannot be certain that any such financing will be available. We anticipate that operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our future debt service obligations as they become due, as well as working capital and capital expenditures requirements. Our ability to meet our liquidity needs, including any and all of our debt service obligations, will depend upon our future operating performance, which will be affected by general economic, financial, competitive, regulatory, business and other factors, many of which are beyond our control. We will continue from time to time to explore additional financing methods and other means to lower our cost of capital, including stock issuances or debt financing and the application of the proceeds to the repayment of bank debt or other indebtedness.

     Historical

      Our Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 are summarized below:

	2001	2002	2003

	(Dollars in thousands)
Net cash provided by operating activities	$38,623	$54,486	$87,379
Net cash used in investing activities	(382,245)	(18,196)	(78,695)
Net cash (used in) provided by financing activities	324,048	(4,586)	(25,572)

(Decrease) increase in cash	$(19,574)	$31,704	$(16,888)

      Net cash from operating activities in 2003 increased $32.9 million to $87.4 million from the 2002 level. The increase in 2003 was primarily the result of the $35.5 million first quarter termination and settlement of the Original Sales Contract as discussed in “Business — Sales and Distribution” included elsewhere in this prospectus supplement. Gross profit associated with increased shipments of 77.2 million pounds, mainly the result of the April 1, 2003 acquisition of the 20% interest in the Hawesville facility, improved cash provided from operating activities by an additional $5.6 million. Reduced tax refunds of $8.1 million and increased cash payments for interest of $2.0 million, primarily associated with the promissory note payable to Glencore, partially offset the favorable change in cash from operating activities discussed above.

      Net cash from operating activities of $54.5 million in 2002 was $15.9 million more than in 2001. The increase in net cash provided by operating activities in 2002 was primarily a result of a $14.4 million increase in gross profit due to increased shipments of 130.9 million pounds due to a full year of ownership of 80% of the Hawesville facility versus nine months in 2001. Tax refunds of $17.6 million received during the year versus tax payments of $0.9 million in 2001 contributed an additional $18.5 million in net cash from operations in 2002. However, increased net interest payments, primarily a result of a full year of outstanding borrowings under the notes in 2002 versus nine months in 2001, offset these favorable changes by $17.7 million.

      Our net cash used in investing activities was $78.7 million in 2003, consisting of $59.8 million for the acquisition of the 20% interest in the Hawesville facility and $18.9 million of capital expenditures. The use of cash for investing activities in 2002 consisted primarily of capital expenditures. The use of cash in 2001 was primarily for the Hawesville acquisition and $14.5 million for capital expenditures.

      Net cash used in financing activities in 2003 was a result of paying $26.0 million on the promissory note payable to Glencore. The cash used for financing activities in 2002 related primarily to common and preferred stock dividend payments made during the year. During 2001, the cash provided by financing activities was primarily from borrowings and the issuance of preferred stock related to the Hawesville acquisition and was partially offset by the payment of common and preferred stock dividends.

      We believe that cash flow from operations and our unused revolving credit facility will provide sufficient liquidity to meet working capital needs, fund capital improvements, and provide for debt service requirements.

Contractual Obligations

      In the normal course of business, we have entered into various contractual obligations that will be settled in cash. These obligations consist primarily of long-term debt obligations and purchase obligations. The expected future cash flows required to meet these obligations are shown in the table below. The purchase obligations consist of long-term supply contracts for alumina and electrical power. The other long-term liabilities include pension, SERB, other postretirement benefits, workers’ compensation liabilities, asset retirement obligations and estimated deferred tax payments. More information is available on these contractual obligations in our audited consolidated financial statements included elsewhere in this prospectus supplement.

	Payments Due by Period

	Total	<1 Year	1-3 Years	3-5 Years	>5 Years

	(Dollars in millions)
Long term debt(1)	$346.8	$2.0	$8.0	$329.0	$7.8
Operating lease obligations	0.2	0.2	—	—	—
Purchase obligations(2)	1290.2	312.6	496.9	242.5	238.2
Other long-term liabilities(3)	185.8	14.5	30.5	25.0	115.7

Total	$1,823.0	$329.3	$535.4	$596.5	$361.7

(1)	Long-term debt includes principal repayments on the notes, the promissory note payable to Glencore, and the IRBs. We assumed an LME price of $1,525 per metric ton to determine the principal repayments for the promissory note payable to Glencore. Long-term debt does not include expected interest payments on our long-term debt totaling $196.9 million, of which $39.6 million would be due within a year, $78.2 million due within 1 to 3 years, $76.8 million due within 3 to 5 years, and $2.3 million due 5 years and thereafter. The IRBs’ interest rate is variable and we estimated future payments based on the December 31, 2003 rate of 1.55%.

(2)	Purchase obligations include long-term power and alumina contracts. The alumina contracts are priced as a percentage of the LME price of primary aluminum. We assumed an LME price of $1,525 per metric ton for purposes of calculating expected future cash flows for alumina.

(3)	Other long-term liabilities include our expected pension contributions, OPEB and SERB benefit payments, workers’ compensation benefit payments, estimated deferred tax payments and asset retirement obligations. Expected benefit payments for the SERB and OPEB plans, which are unfunded, are included for 2004 through 2013. Our estimated contributions to the pension plans are included for 2004 through 2006. Estimated contributions beyond 2006 are not included in the table because these estimates would be heavily dependent upon assumptions about future events, including among other things, future regulatory changes, changes to tax laws, future interest rates levels and future return on plan assets. Asset retirement obligations consist primarily of disposal costs for spent potliner, the amount and timing of these costs are estimated based on the number of our operating pots and their expected pot life.

Environmental Expenditures and Other Contingencies

      We have incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance. The aggregate environmental-related accrued liabilities were $1.3 million and $1.4 million at December 31, 2003 and December 31, 2002, respectively. We believe that compliance with current environmental laws and regulations is not likely to have a material adverse effect on our financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and we may become subject to more stringent environmental laws and regulations in the future. There can be no assurance that compliance with more stringent environmental laws and regulations that may be enacted in the future, or future remediation costs, would not have a material adverse effect on our financial condition, results of operations or liquidity.

      We have planned environmental capital expenditures of approximately $1.3 million for 2004, $0.4 million for 2005 and $0.2 million for 2006. In addition, we expect to incur operating expenses relating to environmental matters of approximately $4.9 million, $5.0 million, and $5.8 million in each of 2004, 2005 and 2006, respectively. As part of our general capital expenditure plan, we also expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts. See “Business — Environmental Matters” included elsewhere in this prospectus supplement.

      We are a defendant in several actions relating to various aspects of our business. While it is impossible to predict the ultimate disposition of any litigation, we do not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or liquidity. See “Business — Legal Proceedings” included elsewhere in this prospectus supplement.

New Accounting Standards

      In December 2003, the FASB issued FASB Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” This Interpretation clarifies the application of Accounting Research Bulletin, or ARB, No. 51, “Consolidated Financial Statements” and replaces FIN No. 46, “Consolidation of Variable Interest Entities.” The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entity currently has any interests in special-purpose entities. We will apply this Interpretation for the first quarter of 2004. We are currently evaluating the provisions of the Interpretation, but do not believe that the application of FIN No. 46 (revised) will have any impact on our audited consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

     Commodity Prices

      We are exposed to the price of primary aluminum. We manage our exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments as well as by purchasing alumina under supply contracts with prices tied to the same indices as our aluminum sales contracts. See “Management’s Discussion and Analysis — Key Long-Term Supply Agreements” included elsewhere in this prospectus supplement. Our risk management activities do not include trading or speculative transactions.

      Apart from the Pechiney Metal Agreement, the Glencore Metal Agreement, Original Sales Contract, New Sales Contract and Southwire Metal Agreement, we had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, we had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively, of which, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

      At December 31, 2003 and December 31, 2002, we had financial instruments, primarily with Glencore, for 102.9 million pounds and 181.0 million pounds of primary aluminum, respectively, of which 58.8 million pounds and 181.0 million pounds, respectively, were designated cash flow hedges. These financial instruments are scheduled for settlement at various dates in 2003 through 2005. Additionally, to mitigate the volatility of the natural gas markets, we enter into fixed price financial purchase contracts for natural gas, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2003 and December 31, 2002, we had financial instruments for 2.7 million and 1.5 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates in 2003 through 2005.

      On a hypothetical basis, a $0.01 per pound increase or decrease in the market price of primary aluminum is estimated to have an unfavorable or favorable impact of $0.4 million after tax on accumulated other comprehensive income, for the contracts designated cash flow hedges, and $0.3 million on net income, for the contracts designated as derivatives, as a result of the forward primary aluminum financial sales contracts outstanding at December 31, 2003.

      On a hypothetical basis, a $0.50 per DTH decrease or increase in the market price of natural gas is estimated to have an unfavorable or favorable impact of $0.8 million after tax on accumulated other comprehensive income for the year ended December 31, 2003 as a result of the forward natural gas financial purchase contracts outstanding at December 31, 2003.

      Our metals and natural gas risk management activities are subject to the control and direction of senior management. The metals related activities are regularly reported to our Board of Directors.

      This quantification of our exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration our inventory or forward delivery contracts, or the offsetting impact upon the sales price of primary aluminum products. Because all of our alumina contracts are indexed to the LME price for aluminum, beginning in 2002, they act as a natural hedge for approximately 25% of our production. As of December 31, 2003, approximately 51% and 25% of our production for the years 2004 and 2005, respectively, was either hedged by the alumina contracts and/or by fixed price forward delivery and financial sales contracts.

     Interest Rates

      Our primary debt obligations are the outstanding notes, the promissory note payable to Glencore, borrowings under the revolving credit facility, if any, and the industrial revenue bonds we assumed in connection with the Hawesville acquisition. Because the notes and the promissory note payable to

Glencore bear a fixed rate of interest, changes in interest rates do not subject us to changes in future interest expense with respect to these borrowings. Borrowings under the revolving credit facility, if any, are at variable rates at a margin over LIBOR or the Fleet National Bank base rate, as defined in the revolving credit facility. The IRBs bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2003, we had $7.8 million of variable rate borrowings. A hypothetical 1 percentage point increase in the interest rate would increase our annual interest expense by $0.1 million, assuming no debt reduction.

      Our primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

THE ALUMINUM INDUSTRY

Description of Aluminum Production

      The production of primary aluminum begins with the mining of bauxite. Bauxite is sent to refineries and processed into alumina, an intermediate material. Approximately two pounds of bauxite are required to produce one pound of alumina. Alumina is then “reduced” into primary aluminum through an electrolytic reduction process. Approximately two pounds of alumina are required to produce one pound of primary aluminum.

      The electrolytic process that separates alumina into its base elements, aluminum and oxygen, takes place in large, carbon-lined steel pots. During the reduction process, significant amounts of electricity flow through each pot. The bottom of each pot acts as a cathode, or negative electrode, and carbon blocks suspended in the pot serve as an anode, or positive electrode. The electrical current passing from the anode to the cathode causes the oxygen in alumina to split off and bond with the carbon in the anode, while pure molten aluminum settles to the bottom of the pot. This molten aluminum is then siphoned off and cast into shapes.

Global Aluminum Demand

      The principal sources of demand for aluminum are the transportation industry, the containers and packaging industry and the building and construction industry.

Transportation. The transportation industry accounted for approximately 35% of global aluminum consumption in 2003. Aluminum is used in structural components for a variety of applications including airplanes and other aerospace equipment, automobiles, vans and truck trailers, as well as in engine blocks.

Containers and packaging. The containers and packaging industry accounted for approximately 22% of global aluminum consumption in 2003. This market segment consists mainly of beverage cans, household and institutional foil and semi-rigid aluminum packaging.

Building and construction. The building and construction sector accounted for approximately 17% of global aluminum consumption in 2003. In this sector, aluminum is used primarily for residential, industrial, commercial, farm and highway construction projects. Aluminum is also used for infrastructure applications, including the construction of bridges, electrical towers and transmission lines.

      The most significant consumers of aluminum are the U.S., China, Japan and certain countries in Western Europe including Germany, Italy, France and the U.K. The U.S. has had a relatively consistent share of global consumption of between 20% and 23% during the past three years.

Historical Pricing

      The most commonly used benchmark for pricing primary aluminum is the price for aluminum transactions quoted on the London Metals Exchange, or LME. The LME price, however, does not represent the actual price paid for all primary aluminum products. For example, products delivered to U.S. customers are generally sold at a premium to the LME price, typically referred to as the U.S. Midwest market price. Historically, this premium has averaged approximately $0.02 to $0.05 per pound. In addition, premiums are charged for adding certain alloys to aluminum for use in specific applications and for casting aluminum into specific shapes, such as extrusion billet or rolling slab.

      The average LME cash price was $0.66 per pound for the year ended December 31, 2001, $0.61 per pound for the year ended December 31, 2002 and $0.65 per pound for the year ended December 31, 2003. The graph below illustrates the price of aluminum, as quoted on the LME, over the last 10 years:

Recent Trends in the Primary Aluminum Industry

      The primary aluminum industry is currently experiencing a period of strong prices based on favorable production and consumption trends. Spot aluminum prices, as quoted on the LME, averaged $0.75 per pound in the year to date and remain above the five and ten-year averages. We believe that the current strong pricing environment is due to factors that include:

•	strengthening global demand for aluminum driven by the global economic recovery and strong demand growth in China;

•	a tight market for alumina, the major raw material input for aluminum, that has resulted in a rapid escalation of alumina prices globally; and

•	the recent weakening of the U.S. dollar.

      Global demand for aluminum increased approximately 7.7% to 60.0 billion pounds in 2003. Global aluminum supply has kept pace with this increase in consumption as global aluminum production increased 7.1% in 2003 to 61.5 billion pounds.

BUSINESS

Overview

      We are a leading North American producer of primary aluminum. Our facilities produce value-added and standard-grade primary aluminum products. We are the second largest primary aluminum producer in the United States, behind Alcoa Inc., having produced over 1.1 billion pounds in 2003 with net sales of $782.5 million. With the consummation of the planned Nordural acquisition, as described below, we would have our first facility located outside of the United States and an annual production capacity of approximately 1.4 billion pounds of primary aluminum.

      We currently own:

•	the Hawesville facility, located in Hawesville, Kentucky, which began operations in 1970 and has an annual production capacity of 538 million pounds of primary aluminum;

•	the Ravenswood facility, located in Ravenswood, West Virginia, which began operations in 1957 and has an annual production capacity of 375 million pounds of primary aluminum; and

•	a 49.7% ownership interest in the Mt. Holly facility, located in Mt. Holly, South Carolina, which began operations in 1980 and contributes 243 million pounds to our overall annual production capacity and is operated by Alcoa, which holds the remaining 50.3% ownership interest.

      For a description of these facilities, see “— Facilities and Production” included elsewhere in this prospectus supplement.

      Our strategic objectives are to grow our aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities that offer favorable investment returns and lower our per unit production costs; diversifying our geographic presence; and pursuing opportunities in bauxite mining and alumina refining. To date, our growth activities have been concentrated in acquiring primary aluminum assets. Toward this objective, we:

•	acquired an additional 23% interest in the Mt. Holly facility in April 2000;

•	acquired an 80% interest in the Hawesville facility in April 2001; and

•	acquired the remaining 20% interest in the Hawesville facility in April 2003.

      If we complete the planned Nordural acquisition, we will further lower our average per unit production costs. In addition, our annual primary aluminum production capacity of approximately 1.4 billion pounds in 2004 would be 849 million pounds higher than our capacity at the end of 1999, representing a compound annual growth rate of 22%.

      Prior to April 1996, we were an indirect, wholly-owned subsidiary of Glencore. In April 1996, we completed an initial public offering of our common stock. As of December 31, 2003, Glencore, our largest shareholder, owned 37.5% of our outstanding common stock and all of our outstanding convertible preferred stock.

Acquisitions

      Additional Interest in the Mt. Holly Facility. On April 1, 2000, we increased our 26.7% interest in the Mt. Holly facility to 49.7% when Berkeley Aluminum, Inc., a direct subsidiary of Century Aluminum Company, purchased an additional 23% interest from an affiliate of Xstrata AG, for $94.7 million. Glencore is a major shareholder of Xstrata AG.

      80% Interest in the Hawesville Facility. Effective April 1, 2001, we completed the acquisition of the Hawesville facility from Southwire Company, a privately-held wire and cable manufacturing company. The purchase price was $466.8 million, which was paid with proceeds from the issuance of $325.0 million of our senior secured notes, the sale of 500,000 shares of our convertible preferred stock to Glencore for $25.0 million, the sale of a 20% interest in the facility to Glencore for $99.0 million and available cash. As part of the acquisition, we and Glencore each assumed a pro rata share of industrial revenue bonds related to the Hawesville facility in the principal amount of $7.8 million and agreed to make additional post-closing payments to Southwire of up to $7.0 million if the LME price for primary aluminum exceeds specified levels during any of the seven years following the acquisition. No post-closing payments were made to Southwire through December 31, 2003; however, if LME prices remain at or above current levels, Southwire would be entitled to receive the entire $7.0 million in 2005.

      Remaining Interest in the Hawesville Facility. On April 1, 2003, we acquired the remaining 20% interest in the Hawesville facility from Glencore for a purchase price of $99.4 million. As a result of this acquisition, we own all of the Hawesville facility. We also assumed full responsibility for payments of principal and interest on the industrial revenue bonds and for any post-closing payments owed to Southwire under the terms of the purchase agreement. We paid $59.4 million of the purchase price in cash and financed the balance by issuing a six-year $40.0 million note to Glencore bearing interest at a rate of 10% per annum. In the fourth quarter of 2003, we repaid $26.0 million of principal under the note, which left $14.0 million in outstanding principal as of December 31, 2003.

The Planned Nordural Acquisition

      On March 28, 2004, we entered into an amended and restated stock purchase agreement with Columbia Ventures Corporation to acquire 100% of the outstanding equity shares of its wholly-owned subsidiary, Nordural hf. Nordural is an Icelandic company that owns and operates the Nordural facility, a primary aluminum reduction facility located in Grundartangi, Iceland, approximately 25 miles northwest of Reykjavik, Iceland’s capital. The Nordural facility, built in 1998, would be our most recently constructed and lowest cost facility. It currently has an annual production capacity of approximately 198 million pounds, which would increase to approximately 397 million pounds upon completion of a planned expansion of the Nordural facility. For a more complete description of our planned acquisition of the Nordural facility, see “The Planned Nordural Acquisition”.

Facilities and Production

Hawesville facility

      The Hawesville facility is owned by NSA Ltd. and Hancock Aluminum, LLC and operated by Century Aluminum of Kentucky, LLC, each a wholly-owned direct or indirect subsidiary of Century Aluminum Company. The Hawesville facility, strategically located on the Ohio River near Hawesville, Kentucky, began operations in 1970 and has an annual production capacity of 538 million pounds.

      The Hawesville facility’s original four potlines have an annual production capacity of approximately 426 million pounds and are specially configured and operated so as to produce primary aluminum with a high purity level. The average purity level of primary aluminum produced by these potlines is 99.9%, compared to standard-purity aluminum, which is approximately 99.7%. This high-purity primary aluminum provides the conductivity required by Hawesville’s largest customer, Southwire, for its electrical wire and cable products, as well as for certain aerospace applications. In September 1999, a fifth potline became operational, with an annual capacity of approximately 112 million pounds of standard-purity aluminum.

      The following table shows primary aluminum shipments from the Hawesville facility during each of the periods indicated:

Hawesville Facility Primary Aluminum Shipments

	Year Ended December 31,

	2001(1)	2002(2)	2003(3)

	(In millions of pounds)
Molten aluminum	295.9	303.2	310.3
Primary aluminum ingot	114.7	131.7	159.8
Foundry alloys	121.2	104.3	70.8

Total	531.8	539.2	540.9

(1)	Effective April 1, 2001, we completed the acquisition of the Hawesville facility from Southwire. Concurrently with the acquisition, we effectively sold a 20% interest in the Hawesville facility to Glencore. Shipments for the year ended December 31, 2001 include 133.5 million pounds shipped by Southwire and 79.7 million pounds shipped by Glencore.

(2)	Shipments for the year ended December 31, 2002 include 108.4 million pounds shipped by Glencore.

(3)	Effective April 1, 2003, we completed the acquisition of the remaining 20% interest in the Hawesville facility. Shipments for the year ended December 31, 2003 include 27.1 million pounds shipped by Glencore.

      The alumina used by the Hawesville facility is purchased under supply contracts with an affiliate of Kaiser which run through December 31, 2008. The price for alumina purchased under these contracts, which supply all of the Hawesville facility’s requirements, is variable and determined by reference to the price for primary aluminum quoted on the LME. Kaiser is presently a debtor in a pending Chapter 11 bankruptcy case and is soliciting proposals to purchase its Gramercy, Louisiana, alumina facility which presently supplies alumina under these contracts. See “Risk Factors — Changes or disruptions to our current alumina supply arrangements could increase our raw material costs” included elsewhere in this prospectus supplement.

      The Hawesville facility purchases all of its power from Kenergy Corp., a local retail electric cooperative, under a power supply contract that expires at the end of 2010. Kenergy acquires most of the power it provides to the Hawesville facility from a subsidiary of LG&E Energy Corp., with delivery guaranteed by LG&E. The Hawesville facility currently purchases all of its power from Kenergy at fixed prices. Approximately 16% of the Hawesville facility’s power requirements are unpriced for calendar year 2005. The unpriced portion of the contract increases to approximately 27% in 2006.

     Ravenswood facility

      The Ravenswood facility is owned and operated by Century Aluminum of West Virginia, or Century of West Virginia, a direct subsidiary of Century Aluminum Company. Built in 1957, the Ravenswood facility operates four potlines with an annual production capacity of 375 million pounds. The facility is strategically located on the Ohio River in Ravenswood, West Virginia.

      The Ravenswood facility produces molten aluminum that is delivered to Pechiney’s adjacent rolling facility and standard-grade ingot that we sell in the marketplace. Alcan has agreed to sell the Pechiney rolling facility in connection with its merger with Pechiney. See “Risk Factors — We have reduced our casting and shipping costs by selling molten aluminum to major customers located adjacent to our Ravenswood and Hawesville facilities; the loss of one of these major customers would increase our production costs at those facilities” included elsewhere in this prospectus supplement.

      The following table shows primary aluminum shipments from the Ravenswood facility during each of the periods indicated:

Ravenswood Facility Primary Aluminum Shipments

	Year Ended December 31,

	2001	2002(1)	2003

	(In millions of pounds)
Molten aluminum	291.3	309.1	288.4
Standard-grade primary aluminum ingot	73.6	72.5	86.9

Total	364.9	381.6	375.3

(1)	Shipments for the year ended December 31, 2002 include 6 million pounds of standard-grade primary aluminum ingot purchased and resold.

      Since January 1, 2002, the alumina used at the Ravenswood facility has been supplied by Glencore under a five-year contract at a variable price determined by reference to the LME price for primary aluminum. We purchase the electricity used at the Ravenswood facility under a fixed-price power supply contract with Ohio Power, a subsidiary of American Electric Power, which runs through December 31, 2005.

     Mt. Holly facility

      The Mt. Holly facility, located in Mt. Holly, South Carolina, began operations in 1980 and is the most recently constructed aluminum reduction facility in the United States. The facility consists of two potlines with a total annual production capacity of 489 million pounds and casting equipment used to cast molten aluminum into standard-grade ingot, extrusion billet and other value-added primary aluminum products. Value-added primary aluminum products are sold at higher prices than standard-grade primary aluminum. Our 49.7% interest represents 243 million pounds of the facility’s production capacity.

      We hold our interest in the Mt. Holly facility through Berkeley Aluminum, Inc., a direct subsidiary of Century Aluminum Company. Under the Mt. Holly ownership structure, we hold an undivided 49.7% interest in the property, plant and equipment comprising the aluminum reduction operations at the Mt. Holly facility and an equivalent share in the general partnership responsible for the operation and maintenance of the facility. Alcoa owns the remaining 50.3% interest in the Mt. Holly facility and an equivalent share of the operating partnership. Under the terms of the operating partnership, Alcoa is responsible for operating and maintaining the facility. Each co-owner supplies its own alumina for conversion to primary aluminum and is responsible for its proportionate share of operational and maintenance costs.

      The following table shows our primary aluminum shipments from the Mt. Holly facility during each of the periods indicated:

Mt. Holly Facility Primary Aluminum Shipments

	Year Ended December 31,

	2001	2002	2003

	(In millions of pounds)
Standard-grade primary aluminum ingot	104.1	113.4	119.5
Rolling ingot, foundry alloys and extrusion billets	130.6	122.7	118.0

Total	234.7	236.1	237.5

      Glencore supplies all of our alumina requirements for the Mt. Holly facility under contracts which expire on December 31, 2006 and January 31, 2008. The price under both contracts is determined by reference to the quoted LME price for primary aluminum.

      The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority, also called Santee Cooper, at rates fixed by published schedules. The Mt. Holly facility’s power contract was to expire on December 31, 2005. In July 2003, a new contract was entered into to supply all of the Mt. Holly facility’s power requirements through 2015. Power delivered through 2010 will be priced as set forth in currently published schedules, subject to adjustments for fuel costs. Rates for the period 2011 through 2015 will be as provided under then-applicable schedules.

Sales and Distribution

      The majority of the primary aluminum produced at our facilities is sold to a limited number of customers. We derived a combined total of approximately 66% of our 2003 consolidated sales from Pechiney, Southwire and Glencore, our three largest customers. Out of total revenues of $782.5 million for 2003, sales to Pechiney represented $198.4 million, or 25% of our total revenues, sales to Southwire represented $199.4 million, or 25% of our total revenues and sales to Glencore represented $121.9 million or 16% of our total revenues. The remaining $262.8 million, or 34% of our total revenues, represented sales to approximately 50 customers.

     Hawesville facility

      Sales of primary aluminum to Southwire accounted for $199.4 million, or 56% of our revenues from the Hawesville facility in 2003. Sales to third parties other than Southwire accounted for the remaining $153.9 million, or 44% of our revenues from the Hawesville facility during 2003. In connection with our acquisition of the Hawesville facility in April 2001, we entered into a ten-year contract with Southwire to supply 240 million pounds of high-purity molten aluminum annually to Southwire’s wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire agreed to purchase 60 million pounds of standard-grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount each of the remaining five years. Southwire has exercised this option through 2008. Prior to April 2003, we and Glencore supplied the aluminum delivered under this contract on a pro rata basis; we were responsible for 80% and Glencore was responsible for the remaining 20%. On April 1, 2003, we assumed Glencore’s delivery obligations under this contract. The price for the molten aluminum delivered to Southwire from the Hawesville facility is variable and determined by reference to the U.S. Midwest market price. The contract expires on March 31, 2011 and will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

      In connection with our acquisition of the remaining 20% interest in the Hawesville facility in April 2003, we entered into a ten-year contract under which Glencore agreed to purchase approximately 45 million pounds per year of primary aluminum produced at the Ravenswood and Mt. Holly facilities from 2004 through 2013 at variable prices based on the U.S. Midwest market price (subject to adjustment if the U.S. Midwest market premium over the LME price exceeds or falls below a specified range).

     Ravenswood facility

      Sales of primary aluminum to Pechiney represented $192.9 million, or 74% of our revenues from the Ravenswood facility in 2003. Sales to parties other than Pechiney represented $67.3 million or 26% of Ravenswood’s revenues in 2003. We have a contract with Pechiney under which it purchases 23 to 27 million pounds per month of molten aluminum produced at the Ravenswood facility through December 31, 2005. This contract will be automatically extended through July 31, 2007 provided that our power contract for the Ravenswood facility is extended or replaced through that date. The price for primary aluminum delivered under this contract is variable and determined by reference to the U.S. Midwest market price. This contract allows us to deliver molten aluminum, thereby reducing our casting and shipping costs. Pechiney has the right, upon twelve month’s notice, to reduce its purchase obligations by 50% under the contract. Alcan has agreed with the U.S. Department of Justice to sell the Pechiney rolling mill in connection with its merger with Pechiney. While any buyer of the rolling mill would be expected to assume Pechiney’s obligations under our existing contract, we may require different terms or terminate that contract if the buyer is not deemed to be creditworthy. If this contract is terminated, or if the buyer materially reduces its purchases or fails to renew the contract when it expires, our casting, shipping and marketing costs at the Ravenswood facility would increase. See “Risk Factors — We have reduced our casting and shipping costs by selling molten aluminum to major customers located adjacent to our Ravenswood and Hawesville facilities; the loss of one of these major customers would increase our production costs at those facilities” included elsewhere in this prospectus supplement.

     Mt. Holly facility

      Sales of primary aluminum to Glencore represented $91.4 million, or 54% of our revenues from the Mt. Holly facility in 2003. Sales to third parties other than Glencore represented $77.6 million, or 46% of revenues from the Mt. Holly facility in 2003. We had a contract to sell to Glencore approximately 110 million pounds of primary aluminum produced at the Mt. Holly facility each year through December 31, 2009 at prices which were fixed from 2002 through 2009. In January 2003, we agreed to terminate and settle this contract for the years 2005 through 2009. At that time, we entered into a new contract with Glencore that requires us to deliver the same quantity of primary aluminum as did the original contract for those years. The new contract provides for variable pricing determined by reference to the LME price for primary aluminum for the years 2005 through 2009. For deliveries through 2004, the price for primary aluminum delivered will remain fixed.

      Prior to the January 2003 agreement to terminate and settle the years 2005 through 2009 of our original contract with Glencore, we had been classifying and accounting for it as a normal sales contract under Statement of Financial Accounting Standard, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities.” A contract that is so designated and that meets other conditions established by SFAS No. 133 is exempt from the requirements of SFAS No. 133, although by its term the contract would otherwise be accounted for as a derivative instrument. Accordingly, prior to January 2003, the original contract was recorded on an accrual basis of accounting and changes in the fair value of the original contract were not recognized.

      According to SFAS No. 133, it must be probable that at inception and throughout its term, a contract classified as “normal” will not result in a net settlement and will result in physical delivery. In April 2003, we net settled with Glencore a significant portion of the original contract, and it no longer qualified for the “normal” exception of SFAS No. 133. We marked the original contract to current fair value in its entirety. Accordingly, in the first quarter of 2003, we recorded a derivative asset and a pre-tax gain of $41.7 million. Of the total recorded gain, $26.1 million related to the favorable terms of the original contract for the years 2005 through 2009, and $15.6 million related to the favorable terms of the original contract for 2003 through 2004.

      We determined the fair value by estimating the excess of the contractual cash flows of the original contract (using contractual prices and quantities) above the estimated cash flows of a contract based on identical quantities using LME-quoted prevailing forward market prices for aluminum plus an estimated U.S. Midwest premium adjusted for delivery considerations. We discounted the excess estimated cash flows to present value using a discount rate of 7%.

      On April 1, 2003, we received $35.5 million from Glencore, $26.1 million of which relates to the settlement of the original contract for the years 2005 through 2009, and $9.4 million of which represents the fair value of the new contracts, discussed below. We will account for the unsettled portion of the original contract (years 2003 and 2004) as a derivative and will recognize period-to-period changes in fair value in current income. We will also account for the new contract as a derivative instrument under SFAS No. 133. We have not designated the new contract as “normal” because it replaces and substitutes for a significant portion of the original contract which, after January 2003, no longer qualified for this designation. The $9.4 million initial fair value of the new contract is a derivative liability and represents the present value of the contract’s favorable term to Glencore in that the new contract excludes from its variable price an estimated U.S. Midwest premium, adjusted for delivery considerations. Because the new contract is variably priced, we do not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium. See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus supplement.

Pricing and Risk Management

      Our operating results are sensitive to changes in the price of primary aluminum and the raw materials used in its production. As a result, we try to mitigate the effects of fluctuations in primary aluminum and raw material prices through the use of various fixed-price commitments and financial instruments.

Pricing

      We offer a number of pricing alternatives to our customers that, combined with our metals risk management activities, are designed to lock in a certain level of price stability on our primary aluminum sales. Pricing of our products is generally offered either at a fixed-price, where the customer pays an agreed-upon price over an extended period of time, or an indexed or “market” price, where the customer pays an agreed-upon premium over the LME price or relative to other market indices.

Risk Management

      We manage our exposure to fluctuations in the price of primary aluminum by selling primary aluminum at fixed prices for future delivery, through financial instruments, and by purchasing alumina under supply contracts with prices tied to the same indices as our aluminum sales contracts. To mitigate the volatility of natural gas markets, we enter into fixed price financial purchase contracts. Our metals and natural gas risk management activities are subject to the control and direction of our senior management and are regularly reported to our board of directors. Our risk management activities do not include trading or speculative transactions.

Competition

      The market for primary aluminum is diverse and highly competitive. We compete in the production and sale of primary aluminum with numerous other producers. Our principal competitors are Alcoa, Alcan and various other smaller primary aluminum producers. Aluminum also competes with other materials such as steel, plastic and glass which may be used as alternatives for some applications based upon functionality and relative pricing.

      We believe that we compete on the basis of quality, price, timeliness of delivery and customer service. Some of our competitors have substantially greater manufacturing and financial resources, and some have cost structures that are more advantageous than ours. We anticipate that continuing industry consolidation will intensify competition and further emphasize the importance of cost-efficient operations.

Environmental Matters

      We are subject to various environmental laws and regulations. We have spent, and expect to spend, significant amounts for compliance with those laws and regulations. In addition, some of our past manufacturing activities have resulted in environmental consequences which require remedial measures. Under certain environmental laws which may impose liability regardless of fault, we may be liable for the costs of remediation of contaminated property, including our currently and formerly owned or operated properties or adjacent areas, or for the amelioration of damage to natural resources. We believe, based on information currently available to our management, that our current environmental liabilities are not likely to have a material adverse effect on us. However, we cannot predict the requirements of future environmental laws and future requirements at current or formerly owned or operated properties or adjacent areas. Such future requirements may result in liabilities which may have a material adverse effect on our financial condition, results of operations or liquidity.

      The 1990 amendments to the U.S. Clean Air Act impose stringent standards on the aluminum industry’s air emissions. These amendments affect our operations as technology-based standards relating to reduction facilities and carbon plants have been instituted. Although we cannot predict with certainty how much we will be required to spend to comply with these standards, our general capital expenditure plan includes certain projects designed to improve our compliance with both known and anticipated air emissions requirements.

      We have planned capital expenditures related to environmental matters at all of our facilities of approximately $1.3 million in 2004, $0.4 million in 2005 and $0.2 million in 2006. In addition, we expect to incur operating expenses relating to environmental matters of approximately $4.9 million in 2004, $5.0 million in 2005 and $5.8 million in 2006. None of these amounts include projected capital expenditures or operating expenses for the Nordural facility. As part of our general capital expenditures plan, we also expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

      Our policy is to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate environmental related accrued liabilities were $1.4 million at December 31, 2002 and $1.3 million at December 31, 2003. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

Ravenswood Facility

      Century of West Virginia is performing certain remedial measures at its Ravenswood facility pursuant to an order issued by the Environmental Protection Agency, or EPA, in 1994. Century of West Virginia also conducted a facility investigation under the order evaluating other areas at Ravenswood that may have contamination requiring remediation. A report of the investigation was submitted to the EPA in December 1999. Century of West Virginia, in consultation with the EPA, has completed interim remediation measures at two sites identified in the report and we expect that neither the EPA, nor the State of West Virginia, will require further remediation under the order. We believe a significant portion of the contamination on the two identified sites is attributable to the operations of Kaiser, which had previously owned and operated the Ravenswood facility, and will be the financial responsibility of Kaiser.

      Kaiser owned and operated the Ravenswood facility for approximately 30 years before Century of West Virginia acquired it. Many of the conditions that Century of West Virginia is remedying exist because of activities that occurred during Kaiser’s ownership and operation. Under the terms of the purchase agreement for the Ravenswood facility, Kaiser retained responsibility to pay the costs of cleanup of those conditions. In addition, Kaiser retained title to certain land within the Ravenswood premises and is responsible for those areas. On February 12, 2002, Kaiser and certain wholly-owned subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. We believe that the bankruptcy will not relieve Kaiser of its responsibilities as to some of the remedial measures performed at the Ravenswood facility. We cannot be certain of the ultimate outcome of the bankruptcy and, accordingly, we may be unable to hold Kaiser responsible for its share of remedial measures.

      Under the terms of the agreement to sell our fabricating businesses to Pechiney, Century Aluminum Company and Century of West Virginia provided Pechiney with certain indemnifications. Those include the assignment of some of Century of West Virginia’s indemnification rights under the Kaiser purchase agreement with respect to the real property transferred to Pechiney and our indemnification rights under our stock purchase agreement with Alcoa relating to our purchase of Century Cast Plate, Inc. The Pechiney agreement provides further indemnifications, which are limited, in general, to pre-closing conditions that were not disclosed to Pechiney and to off-site migration of hazardous substances from pre-closing acts or omissions of Century of West Virginia. Environmental indemnifications under the Pechiney agreement expire September 20, 2005 and are payable only to the extent that they exceed $2.0 million. Payments under this indemnification would be limited to $25.0 million for on-site liabilities, but there is no limit on potential future payments for any off-site liabilities. We do not believe there are any undisclosed pre-closing conditions or known off-site migration of hazardous substances, and we do not believe that we will be required to make any potential future payments under this indemnification.

Mt. Holly Facility

      We are not aware of any material cost of environmental compliance or any material environmental liability for which we would be responsible at the Mt. Holly facility.

Hawesville Facility

      On July 6, 2000, while the Hawesville facility was owned by Southwire, the EPA issued a final record of decision under the federal Comprehensive Environmental Response, Compensation and Liability Act. The record of decision detailed response actions to be implemented at several locations at the Hawesville site to address actual or threatened releases of hazardous substances. Those actions include:

•	removal and off-site disposal at approved landfills of certain soils contaminated by polychlorinated biphenyls, or PCBs;

•	management and containment of soils and sediments with low PCB contamination in certain areas on-site; and

•	the continued extraction and treatment of cyanide contaminated ground water using the existing ground water treatment system.

      Under our agreement with Southwire to purchase the Hawesville facility, Southwire indemnified us against all on-site environmental liabilities known to exist prior to the closing of the acquisition, including all remediation, operation and maintenance obligations under the record of decision. The total costs for the remedial actions to be undertaken and paid for by Southwire relative to these liabilities are estimated to be $12.6 million under the record of decision and the forecast of annual operating and maintenance costs is $1.2 million. We operate and maintain the groundwater treatment system required under the record of decision on behalf of Southwire and Southwire is required to reimburse us for any expense that exceeds $0.4 million annually.

      If on-site environmental liabilities relating to pre-closing activities at the Hawesville facility that were not known to exist as of the date the acquisition closed, become known before March 31, 2007, we will share the costs of remedial action with Southwire on a sliding scale depending on the year the liability is identified. We will be solely responsible for any on-site environmental liabilities arising from pre-closing activities that do not become known until on or after March 31, 2007. In addition, we will be responsible for any post-closing environmental costs that result from a change in environmental laws after the closing or from our own activities, including a change in the use of the facility. In addition, Southwire indemnified us against all risks associated with off-site hazardous material disposals by the Hawesville facility which pre-date the closing of the acquisition.

      We acquired the Hawesville facility by purchasing all of the outstanding equity securities of Metalsco, a wholly-owned subsidiary of Southwire. Metalsco previously owned certain assets which are unrelated to the Hawesville facility’s operations, including the stock of Gaston Copper Recycling Corporation, or Gaston, a secondary metals reduction facility in South Carolina. Gaston has numerous liabilities related to environmental conditions at its recycling facility. Gaston and all other assets owned at any time by Metalsco which were unrelated to the Hawesville facility were identified in our agreement with Southwire as unwanted property and were distributed to Southwire before the closing of the Hawesville acquisition. Southwire indemnified us for all liabilities related to the unwanted property. Southwire also retained ownership of certain land adjacent to the Hawesville facility containing Hawesville’s former potliner disposal areas, which are the sources of cyanide contamination in the facility’s groundwater. Southwire retained full responsibility for this land, which was never owned by Metalsco and is located on the north boundary of the Hawesville site.

      Southwire has secured its indemnity obligations to us for environmental liabilities until April 1, 2008, by posting a $14.2 million letter of credit issued in our favor, with an additional $15.0 million to be posted if Southwire’s net worth drops below a pre-determined level during that period. The amount of security Southwire provides may increase (but not above $14.7 million or $29.7 million, as applicable) or decrease (but not below $3.0 million) if certain specified conditions are met. We cannot be certain that Southwire will be able to meet its indemnity obligations when and if they arise. If Southwire is unable to meet its indemnity obligations, under certain environmental laws which impose liability regardless of fault, we may be liable for any outstanding remedial measures required under the record of decision and for certain liabilities related to the unwanted properties. Southwire’s failure to meet its indemnity obligations or any significant increase in our anticipated shared or assumed liability could have a material adverse effect on our financial condition, results of operations and liquidity.

Vialco

      We are a party to an administrative order on consent with the EPA pursuant to which we and other past and present owners of an alumina facility at St. Croix, Virgin Islands, have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage hydrocarbons floating on top of groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater will be delivered to the adjacent petroleum refinery where they will be received and managed. Lockheed Martin Corporation, which sold the facility to our Virgin Islands Alumina Corporation, or Vialco, subsidiary in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the asset purchase agreement between Lockheed and Vialco. Our management does not believe Vialco’s liability under the order or its indemnity to Lockheed will require material payments. Through December 31, 2003, we spent approximately $0.4 million on the recovery plan. Although there is no limit on our obligation to make these indemnification payments, we expect that the future potential payments will be approximately $0.2 million, which may be offset in part by sales of recoverable hydrocarbons.

Employees and Labor Relations

      We employ a work force of approximately 1,450 persons, consisting of 1,160 hourly employees and 290 salaried employees. We have approximately 540 hourly employees and 110 salaried employees at the Ravenswood facility, and approximately 620 hourly employees and 167 salaried employees at the Hawesville facility. The hourly employees at the Ravenswood and Hawesville facilities are represented by the USWA. The employees at the Mt. Holly facility are employed by Alcoa and are not unionized. Our corporate office, located in Monterey, California, has 13 salaried employees.

      The hourly employees at the Ravenswood facility are covered by a labor agreement with the USWA that expires May 31, 2006. The agreement calls for fixed increases in hourly wages and provides for certain benefit adjustments each year.

      In connection with the Hawesville acquisition, we negotiated a five-year collective bargaining agreement, expiring March 31, 2006, which covers all of the represented hourly employees at the Hawesville facility. The agreement provides for fixed increases in hourly wages in the first, third, fourth and fifth years and certain benefit adjustments over the life of the agreement.

      We maintain noncontributory defined benefit pension plans for all hourly and salaried employees and we contribute to a multi-employer benefit plan for the hourly employees at the Hawesville facility. In addition, we maintain post-retirement healthcare and life insurance benefit plans and defined contribution 401(k) plans for our salaried and hourly employees. Our management believes that relations with our employees are good.

Legal Proceedings

      Prior to Kaiser’s bankruptcy, we were a named defendant, along with Kaiser and many other companies, in civil actions in various jurisdictions brought by employees of third party contractors who alleged asbestos-related diseases arising out of exposure at facilities where they worked, including the

Ravenswood facility. All of those actions relating to the Ravenswood facility have been dismissed or settled with respect to us and Kaiser. Only 14 plaintiffs were able to show they had been on the Ravenswood premises during the period we owned the plant, and the parties agreed to settle all of those claims for non-material amounts. We are awaiting receipt of final documentation of those settlements and the entry of dismissal orders. We do not expect Kaiser’s bankruptcy will have any effect on the settlements reached on those asbestos claims. Since Kaiser’s bankruptcy, we were named in an additional 82 civil actions based on similar allegations with unspecified monetary claims against us. Three of these civil actions have been dismissed and we do not know if any of the remaining 79 claimants were in the Ravenswood facility during our ownership, but our management believes that the costs of investigation or settlements, if any, will be immaterial.

      We have pending against us or may be subject to various other lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, our management believes the ultimate disposition will not have a material adverse effect on our financial condition, results of operations, or liquidity. For a description of certain environmental matters involving our company, see “— Environmental Matters” included elsewhere in this prospectus supplement.

MANAGEMENT

Executive Officers

      The following table sets forth certain information concerning our executive officers. Each such person serves at the discretion of our board of directors.

		Business Experience and Principal Occupation or Employment
Name	Age	During the Past 5 Years; Positions Held with Century Aluminum

Craig A. Davis(1)	63	Our Chairman for more than five years; our Chief Executive Officer for more than five years.
Gerald J. Kitchen	63	Our Executive Vice President, General Counsel and Chief Administrative Officer for more than five years.
David W. Beckley	59	Our Executive Vice President and Chief Financial Officer for more than five years.
E. Jack Gates	62	Our Executive Vice President and Chief Operating Officer since October 2003; Our Vice President, Reduction Operations since December 2000; President and Chief Executive Officer of F.G. Pruitt, Inc., from 1997 until December 2000; various management positions with Reynolds Metals Company from 1964 until 1997.
Daniel J. Krofcheck	50	Our Vice President and Treasurer for more than five years.
Steve Schneider	48	Our Vice President and Corporate Controller since April 2002; our Corporate Controller since April 2001; Private Business Consultant from 2000 through April 2001; various management positions with Alcoa from 1977 until 2000.
Peter C. McGuire	56	Our Vice President and Associate General Counsel since April 2002; Our Associate General Counsel for more than five years; senior attorney of Kenetech Company for more than five years through 1998.

(1)	Mr. Davis, who served as our Chief Executive Officer prior to January 1, 2003, was elected our Chief Executive Officer on October 15, 2003.

Directors

      Our Board of Directors consists of eight members, divided into three classes. Directors in each class are elected to serve for three-year terms, with each class standing for election in successive years.

Directors with Terms to Expire in 2004

		Business Experience and Principal Occupation or	Director
Name and Age		Employment During Past 5 Years; Other Directorships	Since

John C. Fontaine(1)(2)(3)	72	Of Counsel, law firm of Hughes Hubbard & Reed LLP since January 2000 and partner from July 1997 to December 1999; President of Knight-Ridder, Inc. from July 1995 to July 1997; Chairman of the Samuel H. Kress Foundation; Trustee of the National Gallery of Art.	1996
John P. O’Brien(1)(2)(3)(4)	62	Managing Director of Inglewood Associates Inc. since 1990; Chairman of Allied Construction Products since March 1993; Director of Oglebay Norton Company since April 2003; Director of International Total Services, Inc. from August 1999 to January 2003; Director of American Italian Pasta Company from March 1997 to November 2002; Chairman and CEO of Jeffrey Mining Products L.P. from October 1995 to June 1999.	2000

Directors with Terms to Expire in 2005

		Business Experience and Principal Occupation or	Director
Name and Age		Employment During Past 5 Years; Other Directorships	Since

Craig A. Davis	63	Our Chief Executive Officer since October 15, 2003; our Chairman of the Board since August 1995; our Chairman and Chief Executive Officer from August 1995 to December 2002; Director of Glencore International AG since December 1993 and Executive of Glencore from September 1990 to June 1996.	1995
Robert E. Fishman, Ph.D.(3)	52	Senior Vice President of Calpine Corporation since 2001; President of PB Power, Inc. from 1998 to 2001 and Senior Vice President from 1991 to 1998.	2002
William R. Hampshire(2)	76	Our Vice-Chairman of the Board since August 1995; independent consultant since 1990; former President and Chief Executive Officer of Howmet Aluminum Corporation.	1995

Directors with Terms to Expire in 2006

		Business Experience and Principal Occupation or	Director
Name and Age		Employment During Past 5 Years; Other Directorships	Since

Roman A. Bninski	57	Partner, law firm of Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York since 1984.	1996
Stuart M. Schreiber	50	Founder and Managing Director of Integis, Inc. since 1997; former partner of Heidrick & Struggles from 1988 to 1997.	1999
Willy R. Strothotte(1)(5)	59	Chairman of the Board of Glencore International AG since 1994 and Chief Executive Officer from 1993 to December 2001; Chairman of the Board of Xstrata AG (formerly Südelektra Holding AG) since 1990.	1996

(1)	Member of Nominating Committee.

(2)	Member of Compensation Committee.

(3)	Member of Audit Committee.

(4)	Audit committee financial expert.

(5)	Mr. Strothotte was designated to serve as one of our directors by Glencore International AG.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information concerning the beneficial ownership of our common stock as of March 23, 2004 (except as otherwise noted) by (i) each person known by us to be the beneficial owner of five percent or more of the outstanding shares of common stock, (ii) each of our directors, (iii) our Chief Executive Officer and the four other most highly compensated executive officers, and (iv) all of our directors and executive officers as a group. All of the issued and outstanding shares of the Company’s convertible preferred stock are held by Glencore International AG, as set forth more fully in footnote 2 below. The information set forth below does not give effect to this offering.

	Amount and Nature of		Percentage
Name of Beneficial Owner	Beneficial Ownership(1)		of Class

Glencore International AG	9,320,089	(2)	41.2
Dimensional Fund Advisors Inc.	1,548,153	(3)	7.3
Brandywine Asset Management, LLC	1,075,727	(4)	5.1
David W. Beckley	115,995	(5)	*
Roman A. Bninski	22,750	(6)	*
Craig A. Davis	324,135	(7)	1.5
Robert E. Fishman	8,916	(8)	*
John C. Fontaine	23,000	(9)	*
E. Jack Gates	23,800	(10)	*
William R. Hampshire	19,650	(11)	*
Gerald J. Kitchen	119,281	(12)	*
Daniel J. Krofcheck	44,751	(13)	*
John P. O’Brien	21,250	(14)	*
Stuart M. Schreiber	18,250	(15)	*
Willy R. Strothotte	22,750	(16)	*
All directors and executive officers as a group (14 persons)	801,302	(17)	3.7

*	Less than one percent.

(1)	Each individual or entity has sole voting and investment power, except as otherwise indicated.

(2)	Based upon information set forth in a Schedule 13D filing dated April 12, 2001, Glencore International AG beneficially owns such shares through affiliates, including Glencore AG, which directly owns 9,320,089 shares, including 7,925,000 shares of common stock and 500,000 shares of our convertible preferred stock, which Glencore has agreed to convert as soon as practicable following the completion of this offering and the expiration of any applicable regulatory waiting periods. The business address of each of Glencore International AG and Glencore AG is Baarermattstrasse, 3, P.O. Box 777, CH 6341, Baar, Switzerland.

(3)	Based upon information as of December 31, 2003, set forth in a Schedule 13G filing dated February 6, 2004, Dimensional Fund Advisors Inc., a registered investment advisor, has sole voting and investment power with respect to such shares. All of these shares are owned by advisory clients of Dimensional and Dimensional disclaims beneficial ownership of all such shares. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(4)	Based upon information as of December 31, 2003, set forth in a Schedule 13G filing dated February 17, 2004, Brandywine Asset Management, LLC, a registered investment advisor, has shared voting and investment power with respect to such shares. Various accounts managed by Brandywine have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, these shares. The business address of Brandywine is 3 Christina Centre, Suite 1200, 201 N. Walnut Street, Wilmington, DE 19801.

(footnotes continued from previous page)

(5)	Includes 80,000 shares which are subject to presently exercisable options.

(6)	Includes 22,750 shares which are subject to presently exercisable options.

(7)	Includes 150,000 shares which are subject to presently exercisable options. Excludes 9,320,089 shares beneficially owned by Glencore International AG, of which Mr. Davis is a director.

(8)	Includes 8,916 shares which are subject to presently exercisable options.

(9)	Includes 22,750 shares which are subject to presently exercisable options. Also includes 250 shares Mr. Fontaine owns jointly with his wife.

(10)	Includes 20,000 shares which are subject to presently exercisable options.

(11)	Includes 6,750 shares which are subject to presently exercisable options. Also includes 5,400 shares owned by Mr. Hampshire’s wife.

(12)	Includes 61,666 shares which are subject to options presently exercisable.

(13)	Includes 10,000 shares which are subject to presently exercisable options.

(14)	Includes 16,250 shares which are subject to presently exercisable options.

(15)	Includes 18,250 shares which are subject to presently exercisable options.

(16)	Includes 22,750 shares which are subject to presently exercisable options. Excludes 9,320,089 shares beneficially owned by Glencore International AG, of which Mr. Strothotte serves as Chairman.

(17)	Includes 452,583 shares which are subject to presently exercisable options. Excludes 9,320,089 shares beneficially owned by Glencore International AG. Does not include shares underlying outstanding performance share awards that may vest with respect to the 2001-2003 award cycle based upon the achievement of specified performance criteria, which is expected to be determined by the Compensation Committee on or about April 13, 2004.

      Information regarding the shares authorized for issuance under our equity compensation plans is included in “Equity Compensation Plan Information” included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this prospectus supplement.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder” (as defined below) and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

      This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or at a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

      The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or at an applicable lower treaty rate).

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation” (as defined in the Code), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

      We believe that we currently are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal Estate Tax

      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following is a summary of certain of our indebtedness. To the extent this summary contains descriptions of documents relating to the revolving credit facility and our senior secured notes, such descriptions do not purport to be complete and are qualified in their entirety by reference to such documents, which are available upon request from us.

Revolving Credit Facility

      On April 2, 2001, we entered into a $100.0 million senior secured revolving credit facility with a syndicate of banks and other lenders for whom Fleet Capital Corporation, or Fleet, acts as administrative agent and Fleet Securities Inc., acts as lead arranger, advisor and syndication manager. Credit Suisse First Boston, New York Branch, also acted as syndication agent. On January 14, 2003, Moody’s Investor Service issued an announcement revising its long-term debt rating for us and lowered our revolving credit facility from Ba2 to Ba3.

      General. Century Aluminum Company and certain of its subsidiaries are borrowers under the revolving credit facility. Available funds under the revolving credit facility may be used for working capital, capital expenditures and other general corporate purposes. The availability of funds under the revolving credit facility is limited by a specified borrowing base consisting of (1) 85% of eligible accounts receivable not owed by Glencore plus the lesser of (x) $10.0 million and (y) 85% of receivables owed by Glencore and (2) 65% of eligible inventory, net of an availability reserve of $30.0 million and any additional reserve added by the agent from time to time in its reasonable discretion. Inventory is valued on a FIFO basis for purposes of determining the borrowing base. We measure our borrowing base at month-end. During the year ended December 31, 2003, the low borrowing base was $47.7 million and the highest borrowing base was $68.1 million under the revolving credit facility. We had no outstanding borrowings under the revolving credit facility as of December 31, 2003. As part of the funds available under the revolving credit facility, we can obtain letters of credit in an aggregate amount not exceeding $10.0 million. Borrowings are available subject to compliance with customary borrowing conditions, including the accuracy of all representations and warranties in, and the absence of any default under, the revolving credit facility.

      Guaranty. Our obligations under the revolving credit facility are unconditionally guaranteed by the domestic subsidiaries of Century Aluminum Company (other than Century Aluminum of Kentucky, LLC) and secured by a first priority, perfected security interest in all accounts receivable and inventory belonging to Century Aluminum Company and its subsidiary borrowers.

      Interest Rates and Fees. Amounts outstanding under our revolving credit facility bear interest, at our option, at either a floating LIBOR rate or Fleet National Bank’s base rate plus the applicable interest margin. The applicable interest margin is determined based on our ratio of consolidated indebtedness to consolidated EBITDA, as defined in the revolving credit facility. For amounts outstanding under the revolving credit facility, the applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate. In addition, we pay a commitment fee of 0.5% per year on undrawn amounts.

      We are required to pay a letter of credit fee equal to the applicable margin for LIBOR loans on the face amount of all standby letters of credit and a fee equal to that margin less 0.5% for documentary letters of credit. We are also required to pay certain fronting and other fees.

      Maturity. The revolving credit facility will mature on April 1, 2006.

      Prepayments. We can make voluntary prepayments of amounts outstanding under the revolving credit facility, in whole or in part without premium or penalty, subject to standard LIBOR breakage costs. We are required to apply the proceeds from sales of accounts receivable or inventory, other than sales of inventory in ordinary course of business, to repay amounts outstanding under the revolving credit facility and correspondingly reduce the commitments thereunder.

      Covenants. Under the terms of the revolving credit facility, we are subject to customary affirmative, negative and financial covenants, including restrictions on: capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends and distributions, redemptions of junior capital, and payments on junior capital and investments.

      Events of Default. The revolving credit facility contains customary events of default including, without limitation, nonpayment, misrepresentation, breach of covenant, insolvency, bankruptcy, ERISA violations, certain judgments, change of control (as defined in the revolving credit facility) and cross defaults.

Senior Secured Notes

      On April 2, 2001, we sold $325.0 million of our 11 3/4% senior secured first mortgage notes due 2008, or original notes, in a private offering exempt from the registration requirements of the Securities Act. The proceeds from the offering were used to finance the Hawesville acquisition and to pay related fees and expenses. Under a registration rights agreement we entered into with the initial purchasers of the notes, we exchanged the original notes for a like principal amount of 11 3/4% senior secured first mortgage notes due 2008, or the senior secured notes, in a transaction registered under the Securities Act. The senior secured notes mature on April 15, 2008 and are guaranteed by all of our domestic restricted subsidiaries.

      The senior secured notes rank equally in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. The subsidiary guarantees rank equally in right of payment to the other senior indebtedness of the guarantors and senior in right of payment to all subordinated indebtedness of the guarantors. To secure payment of the principal of, and premium and interest on, the senior secured notes, we have granted a security interest in 80% of the real property, plant and equipment comprising the Hawesville facility and 100% of the same comprising the Ravenswood facility, in each case to the collateral agent for the benefit of the trustee and the holders of the senior secured notes. Our interest in the Mt. Holly property, plant and equipment was not pledged as collateral.

      We may redeem any of the senior secured notes beginning on April 15, 2005. The initial redemption price is 105.875% of the principal amount, plus accrued interest. The redemption price will decline each year after 2005 and will be 100% of the principal amount, plus accrued interest, beginning on April 15, 2007.

      Upon a change of control (as defined in the indenture governing the senior secured notes), we will be required to make an offer to purchase the senior secured notes. The purchase price will equal 101% of the outstanding principal amount of the senior secured notes on the date of purchase plus accrued interest.

      The indenture governing the senior secured notes contains certain covenants that, among other things, restrict our ability and the ability of certain of our subsidiaries to (i) incur additional indebtedness, (ii) create liens; (iii) engage in sale-leaseback transactions; (iv) pay dividends or make distributions in respect of capital stock; (v) purchase or redeem capital stock; (vi) make investments or certain other restricted payments; (vii) sell assets; (viii) issue or sell stock of certain subsidiaries; (ix) enter into transactions with shareholders or affiliates; or (x) effect a consolidation or merger. These limitations are subject to a number of important qualifications and exceptions, as set forth in the indenture.

Glencore Note

      In connection with our acquisition of the remaining 20% interest in the Hawesville facility, we entered into a six-year $40 million promissory note payable to Glencore. Amounts outstanding under the promissory note bear interest at a rate of 10% per annum and are secured by a first priority security interest in the remaining 20% interest in the Hawesville facility we acquired in April 2003. The promissory note matures on April 1, 2009, and requires principal and interest payments semi-annually, with principal payments based on the average closing prices for aluminum quoted on the LME for the six-month period ending two weeks prior to each payment date. Our obligations under the promissory note are guaranteed by each of our consolidated subsidiaries (other than Century Aluminum of Kentucky, LLC). In the fourth quarter of 2003, we repaid $26.0 million of outstanding principal under the promissory note payable to Glencore ($1.0 million in required amortization and $25.0 million as prepayment of principal) which left $14.0 million in outstanding principal as of December 31, 2003. On April 1, 2004, we repaid $2.0 million in accordance with the terms of the promissory note. We intend to repay the remaining principal amount with the proceeds of this offering.

Industrial Revenue Bonds

      As part of the purchase price for our acquisition of the Hawesville facility, we assumed industrial revenue bonds in the aggregate principal amount of $7.8 million which were issued in connection with the financing of certain solid waste disposal facilities constructed at the Hawesville facility. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the industrial revenue bonds consistent with its ownership interest in the Hawesville facility. As part of our acquisition of the remaining 20% interest in the Hawesville facility in April 2003, we assumed all of the liability related to the industrial revenue bonds. The industrial revenue bonds mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based upon prevailing rates for similar bonds in the industrial revenue bond market. Interest on the industrial revenue bonds is paid quarterly. At December 31, 2003, the interest rate on the industrial revenue bonds was 1.55%. The bonds are classified as current liabilities because they are remarketed weekly and, under the indenture governing the bonds, repayment upon demand could be required if there is a failed remarketing.

      The industrial revenue bonds are secured by a Glencore guaranteed letter of credit. We have agreed to reimburse Glencore for all costs arising from the letter of credit and have secured the reimbursement obligation with a first priority security interest in the remaining 20% interest in the Hawesville facility. Our maximum potential reimbursement obligations for the Glencore letter of credit would be approximately $8.2 million.

Nordural Debt

      As of December 31, 2003, Nordural had approximately $190 million of debt, which principally consisted of debt originally incurred in connection with the construction of the Nordural facility in 1998 and an expansion completed in June 2001.

     Term Loan Facility

      On September 2, 2003, Nordural entered into a $185.0 million senior term loan facility with a syndicate of banks arranged by The Royal Bank of Scotland PLC, BNP Paribas S.A. and Fortis Bank (Nederland) N.V. A substantial portion of the proceeds from the loan was used to repay indebtedness outstanding under an existing $167.2 million senior facility agreement. At December 31, 2003, the balance of the loan facility was $178.3 million.

      Interest Rates and Fees. Amounts borrowed under Nordural’s loan facility generally bear interest at the applicable LIBOR rate plus an initial margin of 1.45% per year, which increases to 1.55% per year in January 2010 and 1.65% in January 2014, plus an applicable percentage to cover the lenders’ costs of complying with the requirements of the Bank of England and/or the United Kingdom’s Financial Services Authority or the requirements of the European Central Bank. Interest periods for the loan are one, two, three or six months or any other period agreed upon by Nordural and the banks. Nordural is required to pay a commitment fee of 0.5% per year on undrawn amounts.

      Security. Columbia Ventures secured Nordural’s obligations under its loan facility by pledging all of its Nordural shares pursuant to a share pledge agreement with the lenders. In addition, all of Nordural assets have been pledged as security under the loan facility, including:

•	all property, plant and equipment related to the smelter site and the harbour area and all of Nordural’s current and future inventory; and

•	Nordural’s rights under various contracts used in the operation of the Nordural facility, including its tolling, anode supply and power contracts.

      Repayment. Amounts outstanding under the loan facility are payable semiannually in installments through June 30, 2018. The amount of each installment is based on a scheduled rate that fluctuates between 2.74% and 3.88% annually. Nordural may voluntarily prepay all or part of the loan under the facility without penalty provided it gives five business days’ notice, subject to a minimum payment threshold. Subject to certain conditions, Nordural is required to prepay all or part of the loan under the facility if it receives certain compensation (including as a result of nationalization, expropriation or other government action), damages exceeding $1,000,000 payable under construction contracts and insurance proceeds of $30,000,000 or more payable for a single loss. If the price of aluminum falls below designated levels for six months prior to a payment date and certain debt coverage ratios are not met, the loan facility provides for deferral of principal payments. Acceleration of principal payments is required if certain debt coverage ratios are exceeded.

      Covenants. Nordural’s loan facility contains customary covenants, which limit, among other things, Nordural’s ability to: (i) incur additional indebtedness; (ii) create or permit a security interest on assets; (iii) make investments; (iv) sell, transfer, grant, lease or otherwise dispose of assets; (v) extend loans or guarantees; (vi) incur capital expenditures; (vii) enter into mergers and acquisitions; (viii) amend, modify or waive various agreements used in the operation of the Nordural facility, including its tolling, anode supply and power contracts; (ix) enter into hedging agreements; or (x) make distributions, share capital redemptions and investments. Nordural is also subject to various financial covenants, including minimum debt service coverage, loan life coverage and net worth covenants.

      Events of Default. The loan facility contains customary events of default, including nonpayment, misrepresentation, breach of a covenant, insolvency and default of other indebtedness. If an event of default were to occur, the agent representing the various banks under the loan facility would have the right, and, if requested by banks holding a certain minimum percentage of the commitments, would be required to cancel all commitments and/or demand all or part of the amounts outstanding under the loan facility be immediately due and payable.

SELLING SHAREHOLDERS

      In addition to 9,000,000 shares of our common stock being offered by us, this prospectus supplement also relates to the sale of an aggregate of 500,000 shares of our common stock owned by the Century Aluminum Employees Retirement Plan and the Century Aluminum of West Virginia, Inc. Hourly Employees Pension Plan.

      During the quarter ended December 31, 2002, our board of directors authorized the contribution of 100,000 shares of our common stock to the retirement plan and 400,000 shares of our common stock to the pension plan. Prior to our contribution, the plans owned no shares of our common stock. As of March 23, 2004, the retirement plan owned 100,000 shares of our common stock, representing 0.5% of our outstanding shares of common stock, and the pension plan owned 400,000 shares of our common stock, representing 1.9% of our outstanding shares of common stock.

      The plans hold their assets in trusts formed for the benefit of all of our salaried employees and the hourly employees of Century Aluminum of West Virginia, Inc., respectively. The plans are intended to be tax-qualified under the Internal Revenue Code of 1986, as amended. The plans are funded by our contributions, which are held for the sole benefit of the plans’ participants and their beneficiaries and to pay proper expenses related to the administration of the plans.

      The retirement plan and the pension plan are each administered by a retirement committee established by the board of directors of Century Aluminum of West Virginia, a direct subsidiary of Century Aluminum Company. The retirement committee has the responsibility, power and authority to direct the investment, management and control of plan assets. The retirement committee has appointed a trustee to act as fiduciary for the purpose of holding the funds and property of the plans. The trustee acts at the direction of the retirement committee. The retirement committee is currently comprised of David W. Beckley, Gerald J. Kitchen, and Daniel J. Krofcheck, each of whom is an executive officer of Century Aluminum Company.

      The selling shareholders are pension plans subject to the rules of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. ERISA provides that sales and exchanges between a plan and parties-in-interest to the plan are prohibited without an exemption under the rules of ERISA. Each prospective purchaser should consult with its counsel to satisfy itself that it is not a party in interest to the selling plans or, if it is, that the ERISA prohibited transaction rules will not apply.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares

Credit Suisse First Boston LLC	3,724,000
Morgan Stanley & Co. Incorporated	3,724,000
Bear, Stearns & Co. Inc.	931,000
J.P. Morgan Securities Inc.	931,000
Harris Nesbitt Corp.	190,000

Total	9,500,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.735 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 950,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders, and the proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 950,000 shares of common stock:

		Total

	Per Share	No Exercise	Full Exercise

Public offering price	$24.500	$232,750,000	$256,025,000
Underwriting discounts and commissions	$1.225	$11,637,500	$12,801,250
Proceeds before expenses, to the selling shareholders	$23.275	$11,637,500	$11,637,500
Proceeds, before expenses, to Century Aluminum	$23.275	$209,475,000	$231,586,250

      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $1.0 million which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      We have agreed, together with each of our directors, executive officers and Glencore, that without the prior written consent of the representatives on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the transfer of shares of our common stock as bona fide gifts, provided that the transferred shares remain subject to the restrictions above and the seller is not required to file a Form 4 under the Exchange Act; or

•	sales or other dispositions of shares of common stock to us to discharge tax withholding obligations resulting from the vesting of performance options during the term of the period ending 90 days after the date of this prospectus supplement; provided that the aggregate number of shares withheld by us for all persons subject to these restrictions does not exceed 100,000 shares of common stock;

•	the grant or award of stock options, performance shares or other stock-based compensation under our 1996 Stock Incentive Plan or Non-Employee Directors Stock Plan as in effect on the date of this prospectus supplement; or

•	the issuance by us of shares of common stock upon the exercise of an option or warrant on the conversion of a security or upon the vesting of performance shares outstanding on the date of this prospectus supplement.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, in stabilization transactions or otherwise. These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

      From time to time, each underwriter has provided, and continues to provide, investment banking services to us. An affiliate of Credit Suisse First Boston LLC is a lender under our revolving credit facility. Morgan Stanley & Co. Incorporated is providing financial advice in connection with the Nordural acquisition.

      We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representation of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than

180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provision.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Roman A. Bninski, a partner of Curtis, Mallet-Prevost, Colt & Mosle LLP, is a director of Century Aluminum Company and beneficially owns 23,500 shares of our common stock. Curtis, Mallet-Prevost, Colt & Mosle LLP, with our knowledge and consent, represents Glencore International AG from time to time with respect to specific matters as to which the firm has been consulted by Glencore International AG.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Exchange Act and file annual, quarterly and special reports, proxy statements and other information with the SEC. These reports, statements and other information filed by us can be inspected and copied at the public reference room of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for more information on the public reference room. The SEC maintains a website (http://www.sec.gov) that contains reports, statements and other information regarding registrants that file electronically. You may also obtain additional information about us from our website, which is located at www.centuryaluminum.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 after December 16, 2002 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, supplement and information that we subsequently file with the SEC will automatically update and supersede this information as well as other information in this prospectus supplement.

      We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering:

SEC Form	Date Filed

Current Reports on Form 8-K	March 17, 2004 and March 30, 2004
Current Report on Form 8-K/A, amending the Current Report on Form 8-K filed on March 17, 2004	March 30, 2004
Annual Report on Form 10-K for the year ended December 31, 2003	February 26, 2004
Annual Report on Form 10-K/ A for the year ended December 31, 2003	March 24, 2004
The description of our common stock contained in our Registration Statement on Form 8-A	March 4, 1996

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus are delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and the accompanying prospectus but have not delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of these filings, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary or (831) 642-9300.

INDEX TO FINANCIAL STATEMENTS

Century Aluminum Company

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Century Aluminum Company:

      We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 14 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania

February 9, 2004

CENTURY ALUMINUM COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(Dollars in thousands,
	except share data)
ASSETS
ASSETS:
Cash and cash equivalents	$28,204	$45,092
Accounts receivable — net	51,370	46,240
Due from affiliates	10,957	22,732
Inventories	89,360	77,135
Prepaid and other current assets	4,101	4,777
Deferred taxes — current portion	3,413	—

Total current assets	187,405	195,976
Property, plant and equipment — net	494,957	417,621
Intangible asset — net	99,136	119,744
Due from affiliates — less current portion	—	974
Other assets	28,828	30,852

TOTAL	$810,326	$765,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Accounts payable, trade	$34,829	$37,757
Due to affiliates	27,139	15,811
Industrial revenue bonds	7,815	7,815
Accrued and other current liabilities	30,154	24,114
Accrued employee benefits costs — current portion	8,934	10,890
Deferred taxes — current portion	—	4,971

Total current liabilities	108,871	101,358

Senior secured notes payable — net	322,310	321,852
Notes payable — affiliates	14,000	—
Accrued pension benefits costs — less current portion	10,764	10,751
Accrued postretirement benefits costs — less current portion	78,218	70,656
Other liabilities	33,372	8,376
Deferred taxes	55,094	41,376

Total noncurrent liabilities	513,758	453,011

Minority interest	—	18,666
CONTINGENCIES AND COMMITMENTS (NOTE 12)
SHAREHOLDERS’ EQUITY:
Convertible preferred stock (8% cumulative, 500,000 shares outstanding)	25,000	25,000
Common stock (one cent par value, 50,000,000 shares authorized; 21,130,839 and 21,054,302 shares issued and outstanding at December 31, 2003 and 2002, respectively)	211	211
Additional paid-in capital	173,138	172,133
Accumulated other comprehensive income (loss)	(5,222)	1,173
Accumulated deficit	(5,430)	(6,385)

Total shareholders’ equity	187,697	192,132

TOTAL	$810,326	$765,167

See notes to consolidated financial statements.

CENTURY ALUMINUM COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands,
	except per share amounts)
NET SALES:
Third-party customers	$660,593	$603,744	$543,453
Related parties	121,886	107,594	111,469

	782,479	711,338	654,922
Cost of goods sold	734,441	691,277	634,214

Gross profit	48,038	20,061	20,708
Selling, general and administrative expenses	20,833	15,783	18,598

Operating income	27,205	4,278	2,110
Interest expense — third party	(41,269)	(40,813)	(31,565)
Interest expense — related parties	(2,579)	—	—
Interest income	339	392	891
Other income (expense) — net	(688)	(1,843)	2,592
Net gain (loss) on forward contracts	25,691	—	(203)

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	8,699	(37,986)	(26,175)
Income tax benefit (expense)	(2,841)	14,126	8,534

Income (loss) before minority interest and cumulative effect of change in accounting principle	5,858	(23,860)	(17,641)
Minority interest	986	5,252	3,939

Income (loss) before cumulative effect of change in accounting principle	6,844	(18,608)	(13,702)
Cumulative effect of change in accounting principle, net of tax benefit of $3,430	(5,878)	—	—

Net income (loss)	966	(18,608)	(13,702)
Preferred dividends	(2,000)	(2,000)	(1,500)

Net loss applicable to common shareholders	$(1,034)	$(20,608)	$(15,202)

EARNINGS (LOSS) PER COMMON SHARE:
Basic:
Income (loss) before cumulative effect of change in accounting principle	$0.23	$(1.00)	$(0.74)
Cumulative effect of change in accounting principle	(0.28)	—	—

Net loss	$(0.05)	$(1.00)	$(0.74)

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$0.23	$(1.00)	$(0.74)
Cumulative effect of change in accounting principle	(0.28)	—	—

Net loss	$(0.05)	$(1.00)	$(0.74)

DIVIDENDS PER COMMON SHARE	$0.00	$0.15	$0.20

See notes to consolidated financial statements.

CENTURY ALUMINUM COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
					Other
	Comprehensive	Convertible		Additional	Comprehensive	Retained	Total
	Income	Preferred	Common	Paid-in	Income	Earnings	Shareholders’
	(Loss)	Stock	Stock	Capital	(Loss)	(Deficit)	Equity

	(Dollars in thousands)
Balance, January 1, 2001	—	—	$203	$166,184	—	$36,252	$202,639
Comprehensive income — 2001
Net loss — 2001	$(13,702)	—	—	—	—	(13,702)	(13,702)
Other comprehensive income:
Net unrealized gain on financial instruments, net of $7,151 in tax	12,926	—	—	—	—	—	—
Net amount reclassified to income, net of $3,450 in tax	(6,174)	—	—	—	—	—	—

Other comprehensive income	6,752	—	—	—	$6,752	—	6,752

Total comprehensive loss	$(6,950)	—	—	—	—	—	—

Dividends —
Common, $0.20 per share	—	—	—	—	—	(4,236)	(4,236)
Preferred, $3 per share	—	—	—	—	—	(1,500)	(1,500)
Issuance of preferred stock	—	$25,000	—	—	—	—	25,000
Issuance of common stock — compensation
Plans	—	—	2	2,230	—	—	2,232

Balance, December 31, 2001	—	$25,000	$205	$168,414	$6,752	$16,814	$217,185
Comprehensive income (loss) — 2002
Net loss — 2002	$(18,608)	—	—	—	—	(18,608)	(18,608)
Other comprehensive income (loss):
Net unrealized gain on financial instruments, net of $2,752 in tax	4,803	—	—	—	—	—	—
Net amount reclassified to income, net of $1,624 in tax	(2,944)	—	—	—	—	—	—
Minimum pension liability adjustment, net of $4,183 in tax	(7,438)	—	—	—	—	—	—

Other comprehensive loss	(5,579)	—	—	—	(5,579)	—	(5,579)

Total comprehensive loss	$(24,187)	—	—	—	—	—	—

Dividends —
Common, $0.15 per share	—	—	—	—	—	(3,091)	(3,091)
Preferred, $3 per share	—	—	—	—	—	(1,500)	(1,500)
Issuance of common stock — compensation Plans	—	—	1	544	—	—	545
Issuance of common stock — pension plans	—	—	5	3,175	—	—	3,180

Balance, December 31, 2002	—	$25,000	$211	$172,133	$1,173	$(6,385)	$192,132
Comprehensive income (loss) — 2003
Net income — 2003	$966	—	—	—	—	966	966
Other comprehensive income (loss):
Net unrealized loss on financial instruments, net of $2,171 in tax	(3,940)	—	—	—	—	—	—
Net amount reclassified to income, net of $3,531 in tax	(6,262)	—	—	—	—	—	—
Minimum pension liability adjustment, net of $1,371 in tax	3,807	—	—	—	—	—	—

Other comprehensive loss	(6,395)	—	—	—	(6,395)	—	(6,395)

Total comprehensive loss	$(5,429)	—	—	—	—	—	—

Dividends on common stock	—	—	—	—	—	(11)	(11)
Issuance of common stock — compensation
Plans	—	—	—	1,005	—	—	1,005

Balance, December 31, 2003	—	$25,000	$211	$173,138	$(5,222)	$(5,430)	$187,697

See notes to consolidated financial statements.

CENTURY ALUMINUM COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$966	$(18,608)	$(13,702)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Unrealized net loss on forward contracts	6,325	—	—
Depreciation and amortization	51,264	56,655	44,433
Deferred income taxes	8,892	4,965	(10,148)
Pension and other post retirement benefits	10,986	10,415	7,679
Workers’ compensation	1,426	1,619	1,311
Inventory market adjustment	(7,522)	(247)	5,166
Loss on disposal of assets	1,040	252	919
Minority interest	(986)	(5,252)	(3,939)
Cumulative effect of change in accounting principle	9,308	—	—
Change in operating assets and liabilities:
Accounts receivable — net	(5,130)	2,125	7,700
Due from affiliates	(2,155)	2,918	5,190
Inventories	(2,762)	(1,671)	763
Prepaids and other assets	(261)	(1,838)	2,216
Accounts payable, trade	(2,928)	(4,637)	(13,487)
Due to affiliates	3,660	10,142	(1,964)
Accrued and other current liabilities	2,211	(3,447)	7,528
Other — net	13,045	1,095	(1,042)

Net cash provided by operating activities	87,379	54,486	38,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(18,858)	(18,427)	(14,456)
Proceeds from sale of property, plant and equipment	—	231	54
Business acquisitions	(59,837)	—	(466,814)
Divestitures	—	—	98,971

Net cash used in investing activities	(78,695)	(18,196)	(382,245)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	—	—	321,352
Payments	(26,000)	—	—
Financing fees	(297)	—	(16,568)
Issuance of common or preferred stock	736	5	25,000
Dividends	(11)	(4,591)	(5,736)

Net cash (used in) provided by financing activities	(25,572)	(4,586)	324,048

INCREASE (DECREASE) IN CASH	(16,888)	31,704	(19,574)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,092	13,388	32,962

CASH AND CASH EQUIVALENTS, END OF YEAR	$28,204	$45,092	$13,388

See notes to consolidated financial statements.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2002 and 2001
(Dollars in Thousands except Share and Per Share Amounts)

1.	Summary of Significant Accounting Policies

      Organization and Basis of Presentation — Century Aluminum Company (“Century” or the “Company”) is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. (“Century of West Virginia”), Berkeley Aluminum, Inc. (“Berkeley”) and Century Kentucky, Inc. (“Century Kentucky”). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia (the “Ravenswood facility”). Berkeley holds a 49.7% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina (the “Mt. Holly facility”) and a 49.7% undivided interest in the property, plant, and equipment comprising the Mt. Holly facility. The remaining interest in the partnership and the remaining undivided interest in the Mt. Holly facility are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa (“ASC”). ASC manages and operates the Mt. Holly facility pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes its own alumina, for conversion to aluminum, and is responsible for its pro rata share of the operating and conversion costs.

      Prior to April 1996, the Company was an indirect, wholly owned subsidiary of Glencore International AG (“Glencore” and, together with its subsidiaries, the “Glencore Group”). In April 1996, the Company completed an initial public offering of its common stock. At December 31, 2003, Glencore owned 37.5% of Century’s common shares outstanding. During 2001, in connection with the Company’s financing of the Hawesville acquisition, Glencore purchased 500,000 shares of the Company’s convertible preferred stock for $25,000. Based upon its common and preferred stock ownership, Glencore beneficially owns 41.4% of Century’s common stock. Century and Glencore enter into various transactions such as the purchase and sale of primary aluminum, alumina and forward primary aluminum financial sales contracts.

      The Company’s historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

      Principles of Consolidation — The consolidated financial statements include the accounts of Century Aluminum Company and its subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley’s interest in the Mt. Holly partnership is accounted for under the equity method. There are no material undistributed earnings in the Mt. Holly partnership.

      Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, discussed in Note 2, the Company had recorded the Hawesville property, plant and equipment that it owned directly (potlines one through four) on a 100% basis and had recorded its 80% undivided interest in the remaining property, plant and equipment (excluding the fifth potline which was owned directly by Glencore) on a proportionate basis. In each case its interest in the property, plant and equipment including the related depreciation, was recorded in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” The Company consolidated the assets and liabilities and related results of operations of the Century Aluminum of Kentucky, LLC (the “LLC”) and reflected Glencore’s 20% interest in the LLC as a minority interest.

      Revenue — Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. In some instances, the Company invoices customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. The Company must retain no performance obligations and a delivery schedule must be obtained. Sales

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

      Cash and Cash Equivalents — Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

      Accounts Receivable — The accounts receivable are net of an allowance for uncollectible accounts of $3,968 and $4,053 at December 31, 2003 and 2002, respectively.

      Inventories — The majority of the Company’s inventories, including alumina and aluminum inventories, are stated at the lower of cost (using the last-in, first-out (“LIFO”) method) or market. The remaining inventories (principally supplies) are valued at the lower of average cost or market.

      Property, Plant and Equipment — Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 40 years
Machinery and equipment	5 to 22 years

      The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

      Intangible Asset — The intangible asset consists of the power contract acquired in connection with the Hawesville acquisition. The contract value is being amortized over its term (ten years) using a method that results in annual amortization equal to the percentage of a given year’s expected gross annual benefit to the total as applied to the total recorded value of the power contract. As part of the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the 20% portion of the power contract that was indirectly owned by Glencore was revalued in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” As a result, the gross carrying amount of the contract and the accumulated amortization, both related to the 20% portion of the contract indirectly owned by Glencore, were removed and the fair value of the 20% of the power contract acquired on April 1, 2003 was recorded. As of December 31, 2003 and 2002, the gross carrying amounts of the intangible asset were $153,592 and $165,696, respectively, and accumulated amortization totaled $54,456 and $45,952, respectively. For the years ended December 31, 2003, 2002, and 2001 amortization expense totaled $18,680, $26,258, and $19,694, respectively. The estimated intangible asset amortization expense for the next five years is as follows:

	For the Year Ending December 31,

	2004	2005	2006	2007	2008

Estimated Amortization Expense	$12,326	$14,162	$12,695	$13,617	$14,669

      Other Assets — At December 31, 2003 and 2002, other assets consist primarily of the Company’s investment in the Mt. Holly partnership, deferred financing costs, deferred pension assets, and intangible pension assets. Deferred financing costs are amortized on a straight-line basis over the life of the related

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financing. In 2003 and 2002, the Company recorded an additional minimum liability related to employee pension plan obligations as required under SFAS No. 87.

      The Company accounts for its 49.7% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, the Company’s 49.7% undivided interest in certain property, plant and equipment of the Mt. Holly facility is held outside of the partnership, and the undivided interest in these assets of the facility is accounted for in accordance with the EITF Issue No. 00-01, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.” Accordingly, the undivided interest in these assets and the related depreciation are being accounted for on a proportionate gross basis.

      Income Taxes — The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company’s ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

      Postemployment Benefits — The Company provides certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with SFAS No. 112, “Employers’ Accounting for Postemployment Benefits.” The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

      Forward Contracts and Financial Instruments — The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. The Company also enters into fixed price financial sales contracts to be settled in cash to manage the Company’s exposure to changing primary aluminum prices. Certain financial sales contracts have been designated as cash flow hedges. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue in the Statement of Operations. The Company has also entered into financial purchase contracts for natural gas to be settled in cash to manage the Company’s exposure to changing natural gas prices. These financial purchase contracts have been designated as cash flow hedges. To the extent such cash flow hedges are effective, unrealized gains and losses on the natural gas financial purchase contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs. Once the hedged transaction occurs, the realized gain or loss is recognized in cost of goods sold in the Statement of Operations. If future natural gas needs are revised lower than initially anticipated, the futures contracts associated with the reduction would no longer qualify for deferral and would be marked-to-market. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

      The effectiveness of the Company’s hedges is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. During 2003 and 2002, the Company recognized a $0 and $189 gain for ineffective portions of hedging instruments, respectively. As of December 31, 2003, the Company had deferred losses of $1,591 on its hedges, net of tax.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial Instruments — The Company’s financial instruments (principally receivables, payables, debt related to the Industrial Revenue Bonds (the “IRBs”) and a six-year $40.0 million note to Glencore bearing interest at a rate of 10% per annum (the “Glencore Note”) and forward financial contracts) are carried at amounts that approximate fair value. At December 31, 2003 and December 31, 2002, the Company’s senior secured first mortgage notes had a carrying amount of $322,310 and $321,852, respectively, and an estimated fair value of $362,375 and $315,250, respectively.

      Concentration of Credit Risk — Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash investments and trade receivables. The Company places its cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company’s limited customer base increases its concentrations of credit risk with respect to trade receivables. The Company routinely assesses the financial strength of its customers.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Stock-Based Compensation — The Company has elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No. 123, “Accounting for Stock-Based Compensation”. As such, the Company accounts for stock based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees.” No compensation cost has been recognized for the stock option portions of the plan because the exercise prices of the stock options granted were equal to the market value of the Company’s stock on the date of grant. Had compensation cost for the Stock Incentive Plan been determined using the fair value method provided under SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated below:

		2003	2002	2001

Net loss applicable to common shareholders	As Reported	$(1,034)	$(20,608)	$(15,202)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		1,441	172	332
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(2,106)	(402)	(421)

Pro forma Net loss		$(1,699)	$(20,838)	$(15,291)

Basic loss per share	As Reported	$(0.05)	$(1.00)	$(0.74)
	Pro Forma	$(0.08)	$(1.01)	$(0.75)
Diluted loss per share	As Reported	$(0.05)	$(1.00)	$(0.74)
	Pro Forma	$(0.08)	$(1.01)	$(0.75)

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001

Weighted average fair value per option granted during the year	$7.78	$6.66	$4.04
Dividends per quarter	$0.00	$0.05	$0.05
Risk-free interest rate	3.11%	3.82%	4.55%
Expected volatility	75%	69%	30%
Expected lives (in years)	5	5	5

      New Accounting Standards — In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” This Interpretation clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” and replaces FIN No. 46, “Consolidation of Variable Interest Entities.” The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entities currently have any interests in special-purpose entities. Century will apply this Interpretation for the first quarter of 2004. The Company is currently evaluating the provisions of the Interpretation, but does not believe that the application of FIN No. 46 (revised) will have any impact on the Company’s Consolidated Financial Statements.

      Reclassification — The consolidated financial statements contain certain reclassifications of information from previously issued financial statements in order to conform to the 2003 presentation.

2.	Acquisitions and Dispositions

      Effective April 1, 2001, the Company completed the acquisition of the Hawesville facility, an aluminum reduction operation in Hawesville, Kentucky, with a capacity of 538 million pounds per year. The purchase price was $466,800 plus the assumption of $7,815 in IRBs and is subject to adjustments for contingent considerations, see Note 12. The Company financed the Hawesville acquisition with: (i) proceeds from the sale of its Notes, see Note 5, (ii) proceeds from the sale of its Preferred Stock to Glencore, (iii) proceeds from the sale to Glencore of a 20% interest in the Hawesville facility, and (iv) available cash. The Company accounted for the Hawesville acquisition using the purchase method of accounting. See Note 5 for additional information about the financing of the Hawesville acquisition.

      The following schedule represents the unaudited pro forma results of operations for the years ended December 31, 2001 assuming the acquisition occurred on January 1, 2001. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transactions described above had been completed and in effect for the periods indicated or the results that may be obtained in the future.

2001

(Unaudited)
Net sales	$740,846
Net income (loss)	(14,427)
Net income (loss) available to common shareholders	(16,427)
Earnings (loss) per common share (Basic)	$(0.80)
Earnings (loss) per common share (Diluted)	$(0.80)

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On April 1, 2003, the Company completed the acquisition of the 20% interest in the Hawesville facility. The operating results of the 20% interest in the Hawesville facility have been included in the Company’s consolidated financial statements from the date of acquisition. Century paid a purchase price of $99,400 which it financed with approximately $59,400 of available cash and $40,000 from the Glencore Note. See Note 5 for a discussion of the Glencore Note. In connection with the acquisition, the Company assumed all of Glencore’s obligations related to the 20% interest in the Hawesville facility. In addition, the Company issued a promissory note to Glencore to secure any payments Glencore could be required to make as issuer of a letter of credit in April 2001 in support of the IRBs.

3.	Inventories

      Inventories, at December 31, consist of the following:

	2003	2002

Raw materials	$35,621	$32,064
Work-in-process	15,868	13,310
Finished goods	14,920	9,853
Operating and other supplies	22,951	21,908

	$89,360	$77,135

      At December 31, 2003 and December 31, 2002, approximately 78% and 78% of inventories were valued at the LIFO cost or market, respectively. At December 31, 2003 and December 31, 2002, the excess of LIFO cost (or market, if lower) over first-in, first-out (“FIFO”) cost (or market, if lower) was approximately $3,762 and $1,105, respectively.

4.	Property, Plant and Equipment

      Property, plant and equipment, at December 31, consist of the following:

	2003	2002

Land and improvements	$13,371	$13,375
Buildings and improvements	41,029	39,828
Machinery and equipment	636,348	521,948
Construction in progress	9,398	8,404

	700,146	583,555
Less accumulated depreciation	(205,189)	(165,934)

	$494,957	$417,621

      For the years ended December 31, 2003 and 2002, the Company recorded depreciation expense of $32,584 and $30,397, respectively.

      At December 31, 2003 and 2002, the cost of property, plant and equipment includes $153,474 and $148,309, respectively, and accumulated depreciation includes $49,598 and $42,323, respectively, representing the Company’s undivided interest in the property, plant and equipment comprising the Mt. Holly facility.

      At December 31, 2002, the cost of property, plant and equipment includes $261,433 and accumulated depreciation includes $29,619, representing the Company’s interest in the property, plant and equipment comprising the Hawesville facility.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has various operating lease commitments through 2007 relating to office space, machinery and equipment. Expenses under all operating leases were $331, $319 and $297 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no noncancelable operating leases as of December 31, 2003.

5.	Debt

      The Company has $325,000 of 11 3/4% senior secured first mortgage notes due 2008 (the “Notes”). No principal payments are required until maturity. The Company had unamortized bond discounts on the Notes of $2,690 and $3,148 at December 31, 2003 and 2002, respectively. The indenture governing the Notes contains customary covenants including limitations on the Company’s ability to pay dividends, incur debt, make investments, sell assets or stock of certain subsidiaries, and purchase or redeem capital stock.

      Effective April 1, 2001, the Company entered into a $100,000 senior secured revolving credit facility (the “Revolving Credit Facility”) with a syndicate of banks. The Revolving Credit Facility will mature on April 2, 2006. The Company’s obligations under the Revolving Credit Facility are unconditionally guaranteed by its domestic subsidiaries (other than the LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to the Company and its subsidiary borrowers. The availability of funds under the Revolving Credit Facility is subject to a $30,000 reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the Revolving Credit Facility are, at the Company’s option, at the LIBOR rate or the Fleet National Bank base rate plus, in each case, an applicable interest margin. The applicable interest margin ranges from 2.25% to 3.0% over the LIBOR rate and 0.75% to 1.5% over the base rate and is determined by certain financial measurements of the Company. There were no outstanding borrowings under the Revolving Credit Facility as of December 31, 2003 and 2002. Interest periods for LIBOR rate borrowings are one, two, three or six months, at the Company’s option. As of December 31, 2003, the Company had a borrowing base of $68.1 million under the Revolving Credit Facility. The Company is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments.

      Effective April 1, 2001, in connection with its acquisition of the Hawesville facility, the Company assumed IRBs in the aggregate principal amount of $7,815. From April 1, 2001 through April 1, 2003, Glencore assumed 20% of the liability related to the IRBs consistent with its ownership interest in the Hawesville facility. The IRBs mature on April 1, 2028, and bear interest at a variable rate not to exceed 12% per annum determined weekly based on prevailing rates for similar bonds in the bond market, with interest paid quarterly. The IRBs are secured by a Glencore guaranteed letter of credit and the Company will provide for the servicing costs for the letter of credit. The Company has agreed to reimburse Glencore for all costs arising from the letter of credit. The Company’s maximum potential amount of future payments under the reimbursement obligations for the Glencore letter of credit securing the IRBs would be $8,150. The interest rate on the IRBs at December 31, 2003 was 1.55%. The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing, as provided in the indenture governing the IRBs.

      As discussed in Note 2, on April 1, 2003, in connection with the acquisition of the 20% interest in the Hawesville facility, the Company issued a six-year $40,000 promissory note payable to Glencore which bears interest at a rate of 10% per annum (the “Glencore Note”). The Glencore Note matures on April 1, 2009 and requires principal and interest payments semi-annually. Required principal payments will range from $0 to $3,000 based on the average closing prices for aluminum quoted on the London Metals Exchange (“LME”) for the six month period ending prior to each payment date. The Company paid $26,000 of principal on the notes in the fourth quarter of 2003, which consisted of a $1,000 required payment and an optional $25,000 prepayment of principal. The Company’s obligations under the Glencore

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note and the reimbursement obligations related to the Glencore letter of credit securing the IRBs are guaranteed by each of its material consolidated subsidiaries, except for Century of Kentucky LLC (see Note 19 for a discussion of note guarantees), and secured by a first priority interest in the 20% interest in the Hawesville facility.

6.	Composition of Certain Balance Sheet Accounts at December 31

	2003	2002

Accrued and Other Current Liabilities
Income taxes	$2,811	$2,811
Accrued bond interest	7,956	7,956
Salaries, wages and benefits	7,818	7,975
Asset retirement obligations — current portion	3,021	—
Stock compensation	2,252	269
Other	6,296	5,103

	$30,154	$24,114

Accrued Employee Benefit Costs — Current Portion
Postretirement benefits	$4,242	$3,766
Employee benefits cost	4,692	7,124

	$8,934	$10,890

Other Liabilities
Workers’ compensation	$8,971	$7,847
Asset retirement obligations — less current portion	13,474	—
Derivative liabilities	10,598	—
Other	329	529

	$33,372	$8,376

Accumulated Other Comprehensive Income
Unrealized gain (loss) on financial instruments, net of tax of $864 and $(4,829)	$(1,591)	$8,611
Minimum pension liability adjustment, net of tax of $2,042 and $4,183	(3,631)	(7,438)

	$(5,222)	$1,173

      Century of West Virginia and Century of Kentucky are self-insured for workers’ compensation, except that Century of West Virginia has certain catastrophic coverage that is provided under State of West Virginia insurance programs. The liability for self-insured workers’ compensation claims has been discounted at 5.0% for 2003 and 6.5% for 2002. The components of the liability for workers’ compensation at December 31 are as follows:

	2003	2002

Undiscounted liability	$15,100	$14,817
Less discount	3,558	4,601

	$11,542	$10,216

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Pension and Other Postretirement Benefits

Pension Benefits

      The Company maintains noncontributory defined benefit pension plans for all of the Company’s hourly and salaried employees. For salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at the Ravenswood facility, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. The Company’s funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. In addition, the Company provides supplemental executive retirement benefits (“SERB”) for certain executive officers. The Company uses a measurement date of December 31st to determine the pension and OPEB benefit liabilities.

      The hourly employees at the Hawesville facility are part of a United Steelworkers of America (“USWA”) sponsored multi-employer plan. The Company’s contributions to the plan are determined at a fixed rate per hour worked. During the years ended December 31, 2003, 2002 and 2001, the Company contributed $1,407, $1,467 and $771, respectively, to the plan, and had no outstanding liability at year end.

      As of December 31, 2003 and 2002, the Company’s accumulated pension benefit obligation exceeded the fair value of the pension plan assets at year end. At December 31, 2003 and 2002, the Company was required to record a minimum pension liability of $3,631 and $7,438, net of tax, respectively, the charge for which is included in other comprehensive income. In the future, the amount of the minimum pension liability will vary depending on changes in market conditions, performance of pension investments, and the level of company contributions to the pension plans. The Company will evaluate and adjust the minimum pension liability on an annual basis.

Other Postretirement Benefits (OPEB)

      In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits for substantially all retired employees. The Company accounts for these plans in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 106 requires the Company to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. The Company funds these benefits as the retirees submit claims.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in benefit obligations and change in plan assets as of December 31 are as follows:

	2003		2002

	Pension	OPEB	Pension	OPEB

Change in benefit obligation
Benefit obligation at beginning of year	$58,442	$104,035	$47,644	$83,775
Service cost	3,339	3,757	3,001	3,019
Interest cost	3,761	6,823	3,554	6,229
Acquisition of businesses	—	—	—	—
Plan changes	1,649	18	739	—
Losses	2,948	7,087	6,231	14,736
Benefits paid	(2,890)	(4,195)	(2,727)	(3,724)

Benefit obligation at end of year	$67,249	$117,525	$58,442	$104,035

Change in plan assets
Fair value of plan assets at beginning of year	$38,382	$—	$39,878	$—
Actual return (loss) on plan assets	14,383	—	(3,801)	—
Employer contributions	3,220	4,195	5,032	3,724
Benefits paid	(2,890)	(4,195)	(2,727)	(3,724)

Fair value of assets at end of year	$53,095	$—	$38,382	$—

Funded status of plans
Funded status	$(14,155)	$(117,525)	$(20,060)	$(104,035)
Unrecognized actuarial loss	7,370	36,613	16,183	31,011
Unrecognized transition obligation	234	—	408	—
Unrecognized prior service cost	5,104	(1,044)	7,135	(1,399)

Net asset (liability) recognized	$(1,447)	$(81,956)	$3,666	$(74,423)

Amounts Recognized in the Statement of Financial Position
Prepaid benefit cost	$9,274	$—	$—	$—
Accrued benefit liability	(12,458)	(81,956)	(14,752)	(74,423)
Intangible asset	737	—	6,797	—
Accumulated other comprehensive income	1,000	—	11,621	—

Net amount recognized	$(1,447)	$(81,956)	$3,666	$(74,423)

      The hourly pension plan for the employees of the Ravenswood facility had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $37,781, $37,781 and $39,151, respectively, as of December 31, 2003 and $34,941, $34,282 and $30,512, respectively, as of December 31, 2002. The salaried pension plan had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $18,702, $15,231 and $13,944, respectively, as of December 31, 2003 and $15,987, $12,322 and $7,870, respectively, as of December 31, 2002. The supplemental executive retirement benefits pension plan (“SERB”) had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of $10,766, $10,764 and $0, respectively, as of December 31, 2003 and $7,514, $6,530 and $0, respectively, as of December 31, 2002. There are no plan assets in the SERB due to the nature of the plan.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic benefit costs were comprised of the following elements:

	Year Ended December 31,

	2003		2002		2001

	Pension	OPEB	Pension	OPEB	Pension	OPEB

Service cost	$3,339	$3,757	$3,001	$3,019	$2,501	$2,879
Interest cost	3,761	6,823	3,554	6,229	3,149	5,237
Expected return on plan assets	(3,454)	—	(3,554)	—	(3,663)	—
Net amortization and deferral	2,055	1,148	1,425	401	1,226	339

Net periodic cost	$5,701	$11,728	$4,426	$9,649	$3,213	$8,455

      The following assumptions were used in the actuarial computations at December 31:

	2003	2002	2001

Discount rate	6.25%	6.50%	7.25%
Rate of increase in future compensation levels
Hourly pension plan	4.00%	4.00%	4.00%
Salaried pension plan	4.00%	4.00%	4.00%
Long term rate of return on pension plan assets	9.00%	9.00%	9.00%

      In developing the long-term rate of return assumption for pension fund assets, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. The Company also considered its historical 10-year compound returns. The Company anticipates that as the economy continues its recovery, the Company’s investments will generate long-term rates of return of 9.0%, based on target asset allocations discussed below.

      For measurement purposes, medical cost inflation is initially 10%, declining to 5% over six years and thereafter.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations. A one-percentage-point change in the assumed health care cost trend rates would have had the following effects in 2003:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$2,051	$(1,706)
Effect on accumulated postretirement benefit obligation	$18,126	$(15,707)

      The Company sponsors a tax-deferred savings plan under which eligible employees may elect to contribute specified percentages of their compensation with the Company providing matching contributions of 60% of the first 6% of a participant’s annual compensation contributed to the savings plan. One half of the Company’s contribution is invested in the common stock of Century and one half of the Company’s contribution is invested based on employee election. Company contributions to the savings plan were $590, $607 and $484 for the years ended December 31, 2003, 2002 and 2001, respectively. Shares of common stock of the Company may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan Assets

      The Company’s pension plans weighted average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Pension Plan
	Assets
	at December 31,

	2003	2002

Equity securities	71%	68%
Debt securities	29	32

	100%	100%

      The Company seeks a balanced return on plan assets through a diversified investment strategy. The Company’s weighted average target allocation for plan assets is 65% equity securities and funds and 35% fixed income funds. The Company expects the long-term rate of return on the plan assets to be 9.0%.

      Equity securities include Century common stock in the amounts of $9,505 (18% of total plan assets) and $3,180 (8% of total plan assets) at December 31, 2003 and 2002, respectively. There are no plan assets in the SERB plan due to the nature of the plan.

      The Company’s other postretirement benefit plans are unfunded. The Company funds these benefits as the retirees submit claims.

Pension and OPEB Cash Flows

Contributions

      The Company expects to contribute $3,300, $3,600, and 3,700 to its pension plans for the years ended December 31, 2004, 2005 and 2006, respectively.

Estimated Future Benefit Payments

      The following table provides the estimated future benefit payments for the pension and other postretirement benefit plans.

	Pension Benefits	OPEB Benefits

2004	$3,144	$4,316
2005	3,747	4,635
2006	4,472	5,100
2007	4,616	5,601
2008	4,759	6,101
Years 2009 - 2013	27,500	39,557

8.	Shareholders’ Equity

      Preferred Stock — Under the Company’s Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders.

      On April 2, 2001, the Company issued to Glencore 500,000 shares of its 8.0% cumulative convertible preferred stock (the “Preferred Stock”) for a cash purchase price of $25,000. The Preferred Stock has a

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

par value per share of $0.01, a liquidation preference of $50 per share and ranks junior to the Notes, the IRBs, borrowings under the Revolving Credit Facility and all of the Company’s other existing and future debt obligations. Following is a summary of the principal terms of the Preferred Stock:

•	Dividends. The holders of the Preferred Stock are entitled to receive fully cumulative cash dividends at the rate of 8% per annum per share accruing daily and payable when declared quarterly in arrears.

•	Optional Conversion. Each share of Preferred Stock may be converted at any time, at the option of the holder, into shares of the Company’s common stock, at a price of $17.92, subject to adjustment for stock dividends, stock splits and other specified corporate actions.

•	Voting Rights. The holders of Preferred Stock have limited voting rights to approve: (1) any action by the Company which would adversely affect or alter the preferences and special rights of the Preferred Stock, (2) the authorization of any class of stock ranking senior to, prior to or ranking equally with the Preferred Stock, and (3) any reorganization or reclassification of the Company’s capital stock or merger or consolidation of the Company.

•	Optional Redemption. After the third anniversary of the issue date, the Company may redeem the Preferred Stock, at its option, for cash at a price of $52 per share, plus accrued and unpaid dividends to the date of redemption, declining ratably to $50 per share at the end of the eighth year.

•	Transferability. The Preferred Stock is freely transferable in a private offering or any other transaction which is exempt from, or not subject to, the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

      On October 22, 2002, the Company announced that it would suspend its common and preferred stock dividends beginning in the fourth quarter of 2002. The action was taken because the Company was near the limits on allowable dividend payments under the covenants in its bond indenture and due to current economic conditions. In accordance with current accounting guidance, no liability for cumulative preferred dividends is recorded until the dividends are declared. As of December 31, 2003 and 2002, the Company had total cumulative preferred dividend arrearages of $2,500 or $5.00 per share of preferred stock and $500 or $1.00 per share of preferred stock, respectively.

9.	Stock Based Compensation

      1996 Stock Incentive Plan — The Company adopted the 1996 Stock Incentive Plan (the “Stock Incentive Plan”) for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to salaried officers and other key employees of the Company. The Stock Incentive Plan has a term of ten years from its effective date. The number of shares available under the Stock Incentive Plan is 2,000,000. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of ten years. The service based performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates.

      During 2001, 156,836 of the service based performance shares granted at the time of the initial public offering, at a value of $13.00 per share, became vested and charged to compensation expense. Additionally, 20,182 performance based shares were awarded at a value of $13.92 per share and were charged to expense in 2001. In 2000, 60,500 shares were granted at value of $12.86 per share and charged to compensation expense over their three year vesting period which was one-third in 2000, 2001 and 2002, respectively.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Stock Incentive Plan, as presently administered, provides for additional grants upon the passage of time or the attainment of certain established performance goals. As of December 31, 2003, 635,608 performance share units have been authorized and will vest upon the attainment of the performance goals.

      The Company recognized $2,254, $269, and $519 of expense related to the Stock Incentive Plan in 2003, 2002 and 2001, respectively. The service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

      Non-Employee Directors Stock Option Plan — The Company adopted a non-employee directors’ stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 158,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of ten years from the date of grant.

      A summary of the status of the Company’s Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2003, 2002 and 2001 and changes during the year ended on those dates is presented below:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	691,200	$12.58	595,267	$12.82	603,600	$12.77
Granted	161,750	14.06	96,600	11.05	34,500	13.60
Exercised	(60,630)	12.48	(667)	8.15	(35,333)	12.55
Forfeited	(115,300)	12.70	—	—	(7,500)	13.78

Outstanding at end of year	677,020	$12.94	691,200	$12.58	595,267	$12.82

      The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Exercisable	Exercise
Range of Exercise Prices	at 12/31/03	Contractual Life	Price	at 12/31/03	Price

$14.50 to $19.01	113,750	6.8 years	$16.80	82,583	$16.16
$11.50 to $14.49	453,350	3.1 years	$13.18	443,667	$13.17
$ 7.03 to $11.49	109,920	8.0 years	$7.96	81,336	$8.05

	677,020			607,586

10.	Earnings (Loss) Per Share

      Basic earnings per common share (“EPS”) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. In accordance with current accounting guidance, for the purpose of calculating EPS, the cumulative preferred stock dividends accumulated for the period were deducted from net income, as if declared. Diluted EPS

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts assume the issuance of common stock for all potentially dilutive common shares outstanding. The following table provides a reconciliation of the computation of the basic and diluted earnings (loss) per share for income before cumulative effect of change in accounting principle (shares in thousands):

	For the Fiscal Year Ended December 31,

	2003			2002			2001

	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share

Income (loss) before cumulative effect of change in accounting principle	$6,844			$(18,608)			$(13,702)
Less: Preferred stock dividends	(2,000)			(2,000)			(1,500)

Basic EPS:
Income (loss) applicable to common shareholders	4,844	21,073	$0.23	(20,608)	20,555	$(1.00)	(15,202)	20,473	$(0.74)
Effect of Dilutive Securities:
Plus: Incremental Shares from assumed conversion
Options	—	26		—	—		—	—

Diluted EPS:
Income (loss) applicable to common shareholders with assumed conversions	$4,844	21,099	$0.23	$(20,608)	20,555	$(1.00)	$(15,202)	20,473	$(0.74)

      There were 59,750, 691,200 and 595,267 shares of common stock issuable under the Company’s stock option plan that were excluded in 2003, 2002 and 2001, respectively, from the computation of dilutive EPS because of their antidilutive effect. In addition, convertible preferred stock, convertible at the holder’s option into Company common stock at $17.92 per share was not included in the computation of dilutive EPS because of their antidilutive effect.

11.	Income Taxes

      Significant components of the income tax expense before minority interest and cumulative effect of a change in accounting principle, consist of the following:

	Year Ended December 31,

	2003	2002	2001

Federal:
Current benefit (expense)	$—	$20,004	$(1,417)
Deferred (expense) benefit	(1,794)	(7,486)	8,840
State:
Current expense	(708)	(913)	(197)
Deferred (expense) benefit	(339)	2,521	1,308

Total income tax benefit (expense)	$(2,841)	$14,126	$8,534

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax expense for the year ended December 31, 2002 includes a $1,500 reduction in reserves established for tax contingencies.

      A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) before cumulative effect of a change in accounting principle is as follows:

	2003	2002	2001

Federal statutory rate	35%	35%	35%
Effect of:
Permanent differences	(9)	—	—
State taxes, net of Federal benefit	7	3	3
Minority interest	—	(5)	(5)
Other	—	4	—

	33%	37%	33%

      Permanent differences primarily relate to the Company’s settlement of prior year tax examinations, meal and entertainment disallowance, certain state income tax credits and other nondeductible expenses.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:

	2003	2002

Federal
Deferred federal tax assets:
Accrued postretirement benefit cost	$12,718	$9,868
Accrued liabilities	11,919	8,482
Federal NOL carried forward	2,952	3,389
Pension	6,384	6,118
Inventory write-down	1,965	2,780
General business credit	—	165

Deferred federal tax assets	35,937	30,802
Deferred federal tax liabilities:
Tax over financial statement depreciation	(84,114)	(68,007)
Equity contra — other comprehensive income	756	(4,534)

Net deferred federal tax liability	(47,421)	(41,739)

State
Deferred state tax assets:
Accrued postretirement benefit cost	1,817	1,410
Accrued liabilities	3,023	941
Inventory write-down	281	397
State NOL carried forward	1,535	2,133
Pension	912	874

Deferred state tax assets	7,568	5,755
Deferred state tax liabilities:
Tax over financial statement depreciation	(11,936)	(9,715)
Equity contra — other comprehensive income	108	(648)

Net deferred state tax liability	(4,261)	(4,608)

Net deferred tax liability	$(51,681)	$(46,347)

      The net deferred tax liability of $51,681 at December 31, 2003, is net of a current deferred tax asset of $3,413. Of the $46,347 net deferred tax liability at December 31, 2002, $4,971 is included in current liabilities. At December 31, 2003, the Company has a $4,500 federal net operating loss that expires in 2022. Additionally, the Company has various state net operating loss carryforwards totaling $42,000 which begin to expire in 2010.

12.	Contingencies and Commitments

Environmental Contingencies

      The Company believes its environmental liabilities are not likely to have a material adverse effect on the Company. However, there can be no assurance that future requirements at currently or formerly owned or operated properties will not result in liabilities which may have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Century of West Virginia is performing certain remedial measures at its Ravenswood Facility pursuant to a RCRA 3008(h) order issued by the Environmental Protection Agency (“EPA”) in 1994 (the “3008(h) Order”). Century of West Virginia also conducted a RCRA facility investigation (“RFI”) under the 3008(h) Order evaluating other areas at Ravenswood that may have contamination requiring remediation. The RFI was submitted to the EPA in December 1999. Century of West Virginia, in consultation with the EPA, has completed interim remediation measures at two sites identified in the RFI, and the Company expects that neither the EPA, nor the State of West Virginia will require further remediation under the 3008(h) Order. The Company believes a significant portion of the contamination on the two identified sites is attributable to the operations of Kaiser, which had previously owned and operated the Ravenswood facility, and will be the financial responsibility of Kaiser.

      Kaiser owned and operated the Ravenswood facility for approximately 30 years before Century of West Virginia acquired it. Many of the conditions that Century of West Virginia is remedying exist because of activities that occurred during Kaiser’s ownership and operation. Under the terms of the purchase agreement for the Ravenswood facility ( the “Kaiser Purchase Agreement”), Kaiser retained responsibility to pay the costs of cleanup of those conditions. In addition, Kaiser retained title to certain land within the Ravenswood premises and is responsible for those areas. On February 12, 2002, Kaiser and certain wholly-owned subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. The Company believes that the bankruptcy will not relieve Kaiser of its responsibilities as to some of the remedial measures performed at the Ravenswood facility. The Company cannot be certain of the ultimate outcome of the bankruptcy and, accordingly, the Company may be unable to hold Kaiser responsible for its share of remedial measures.

      Under the terms of the agreement to sell its fabricating businesses to Pechiney (the “Pechiney Agreement”), the Company and Century of West Virginia provided Pechiney with certain indemnifications. Those include the assignment of certain of Century of West Virginia’s indemnification rights under the Kaiser Purchase Agreement (with respect to the real property transferred to Pechiney) and the Company’s indemnification rights under its stock purchase agreement with Alcoa relating to the Company’s purchase of Century Cast Plate, Inc. The Pechiney Agreement provides further indemnifications, which are limited, in general, to pre-closing conditions that were not disclosed to Pechiney and to off-site migration of hazardous substances from pre-closing acts or omissions of Century of West Virginia. Environmental indemnifications under the Pechiney Agreement expire September 20, 2005 and are payable only to the extent they exceed $2,000. Payments under this indemnification would be limited to $25,000 for on-site liabilities, but there is no limit on potential future payments for any off-site liabilities. The Company does not believe there are any undisclosed pre-closing conditions or off-site migration of hazardous substances, and it does not believe that it will be required to make any potential future payments under this indemnification.

      On July 6, 2000, while the Hawesville facility was owned by Southwire, the EPA issued a final Record of Decision (“ROD”), under the federal Comprehensive Environmental Response, Compensation and Liability Act, which detailed response actions to be implemented at several locations at the Hawesville site to address actual or threatened releases of hazardous substances. Those actions include:

•	removal and off-site disposal at approved landfills of certain soils contaminated by polychlorinated biphenyls (“PCBs”);

•	management and containment of soils and sediments with low PCB contamination in certain areas on-site; and

•	the continued extraction and treatment of cyanide contaminated ground water using the existing ground water treatment system.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the Company’s agreement with Southwire to purchase the Hawesville facility, Southwire indemnified the Company against all on-site environmental liabilities known to exist prior to the closing of the acquisition, including all remediation, operation and maintenance obligations under the ROD. The total costs for the remedial actions to be undertaken and paid for by Southwire relative to these liabilities are estimated under the ROD to be $12,600 and the forecast of annual operating and maintenance costs is $1,200. Century will operate and maintain the ground water treatment system required under the ROD on behalf of Southwire, and Southwire will reimburse Century for any expense that exceeds $400 annually.

      If on-site environmental liabilities relating to pre-closing activities at Hawesville that were not known to exist as of the date of the closing of the acquisition become known before March 31, 2007, the Company will share the costs of remedial action with Southwire on a sliding scale depending on the year the liability is identified. Any on-site environmental liabilities arising from pre-closing activities which do not become known until on or after March 31, 2007, will be the responsibility of the Company. In addition, the Company will be responsible for any post-closing environmental costs which result from a change in environmental laws after the closing or from its own activities, including a change in the use of the facility. In addition, Southwire indemnified the Company against all risks associated with off-site hazardous material disposals by the Hawesville plant which pre-date the closing of the acquisition.

      The Company acquired the Hawesville facility by purchasing all of the outstanding equity securities of Metalsco Ltd., which was a wholly owned subsidiary of Southwire. Metalsco previously owned certain assets which are unrelated to the Hawesville plant’s operations, including the stock of Gaston Copper Recycling Corporation (“Gaston”), a secondary metals recycling facility in South Carolina. Gaston has numerous liabilities related to environmental conditions at its recycling facility. Gaston and all other non-Hawesville assets owned at any time by Metalsco were identified in the Company’s agreement with Southwire as unwanted property and were distributed to Southwire prior to the closing of the Hawesville acquisition. Southwire indemnified the Company for all liabilities related to the unwanted property. Southwire also retained ownership of certain land adjacent to the Hawesville facility containing Hawesville’s former potliner disposal areas, which are the sources of cyanide contamination in the facility’s groundwater. Southwire retained full responsibility for this land, which was never owned by Metalsco and is located on the north boundary of the Hawesville site.

      Southwire has secured its indemnity obligations to the Company for environmental liabilities until April 1, 2008 by posting a letter of credit, currently in the amount of $14,200, issued in the Company’s favor, with an additional $15,000 to be posted if Southwire’s net worth drops below a pre-determined level during that period. The amount of security Southwire provides may increase (but not above $14,700 or $29,700, as applicable) or decrease (but not below $3,000) if certain specified conditions are met. The Company cannot be certain that Southwire will be able to meet its indemnity obligations. In that event, under certain environmental laws which impose liability regardless of fault, the Company may be liable for any outstanding remedial measures required under the ROD and for certain liabilities related to the unwanted properties. If Southwire fails to meet its indemnity obligations or if the Company’s shared or assumed liability is significantly greater than anticipated, the Company’s financial condition, results of operations and liquidity could be materially adversely affected.

      Century is a party to an Administrative Order on Consent with the Environmental Protection Agency (the “Order”) pursuant to which other past and present owners of an alumina facility at St. Croix, Virgin Islands have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage hydrocarbons floating on top of groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater will be delivered to the adjacent petroleum refinery where they will be received and managed. Lockheed Martin Corporation (“Lockheed”), which sold the facility to one of the Company’s affiliates, Virgin Islands Alumina Corporation (“Vialco”), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to terms of the Lockheed–Vialco Asset Purchase

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement. Management does not believe Vialco’s liability under the Order or its indemnity to Lockheed will require material payments. Through December 31, 2003, the Company has expended approximately $400 on the Recovery Plan. Although there is no limit on the obligation to make indemnification payments, the Company expects the future potential payments under this indemnification will be approximately $200 which may be offset in part by sales of recoverable hydrocarbons.

      It is the Company’s policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental related accrued liabilities were $1,254 and $1,370 at December 31, 2003 and December 31, 2002, respectively. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, such costs are expensed as incurred.

      Because of the issues and uncertainties described above, and the Company’s inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company’s future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters, or environmental matters concerning Mt. Holly, will have a material adverse effect on the Company’s financial condition, results of operations, or liquidity.

     Legal Contingencies

      Prior to the Kaiser bankruptcy, Century was a named defendant, along with Kaiser and many other companies, in civil actions brought by employees of third party contractors who alleged asbestos-related diseases arising out of exposure at facilities where they worked, including Ravenswood. All of those actions relating to the Ravenswood facility have been dismissed or settled with respect to the Company and as to Kaiser. Only 14 plaintiffs were able to show they had been on the Ravenswood premises during the period the Company owned the plant, and the parties have agreed to settle all of those claims for non-material amounts. The Company is awaiting receipt of final documentation of those settlements and the entry of dismissal orders. The Company does not expect the Kaiser Bankruptcy will have any effect on the settlements reached on those asbestos claims. Since the Kaiser Bankruptcy, the Company has been named in an additional 82 civil actions based on similar allegations with unspecified monetary claims against Century. Three of these civil actions have been dismissed. The Company does not know if any of the remaining 79 claimants were in the Ravenswood facility during the Company’s ownership, but management believes that the costs of investigation or settlements, if any, will be immaterial.

      The Company has pending against it or may be subject to various other lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on the Company’s financial condition, results of operations, or liquidity.

     Power Commitments

      The Hawesville facility currently purchases all of its power from Kenergy Corporation (“Kenergy”), a local retail electric cooperative, under a power supply contract that expires at the end of 2010. Kenergy acquires the power it provides to the Hawesville facility mostly from a subsidiary of LG&E Energy Corporation (“LG&E”), with delivery guaranteed by LG&E. The Hawesville facility currently purchases all of its power from Kenergy at fixed prices. Approximately 16% of the Hawesville facility’s power requirements are unpriced in calendar year 2005. The unpriced portion of the contract increases to approximately 27% in 2006.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company purchases all of the electricity requirements for the Ravenswood facility from Ohio Power Company, a unit of American Electric Power Company, under a fixed price power supply agreement that runs through December 31, 2005.

      The Mt. Holly facility purchases all of its power from the South Carolina Public Service Authority (“Santee Cooper”) at rates fixed by published schedules. The Mt. Holly facility’s current power contract was to expire December 31, 2005. In July 2003, a new contract to supply all of the Mt. Holly facility’s power requirements through 2015 was entered into. Power delivered through 2010 will be priced as set forth in currently published schedules, subject to adjustments for fuel costs. Rates for the period 2011 through 2015 will be as provided under then-applicable schedules.

      Equipment failures at the Ravenswood, Mt. Holly or Hawesville facilities could limit or shut down the Company’s production for a significant period of time. In order to minimize the risk of equipment failure, the Company follows a comprehensive maintenance and loss prevention program and periodically reviews its failure exposure.

      The Company may suffer losses due to a temporary or prolonged interruption of the supply of electrical power to its facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. The Company uses large amounts of electricity to produce primary aluminum, and any loss of power which causes an equipment shutdown can result in the hardening or “freezing” of molten aluminum in the pots where it is produced. If this occurs, the Company may experience significant losses if the pots are damaged and require repair or replacement, a process that could limit or shut down production operations for a prolonged period of time. Although the Company maintains property and business interruption insurance to mitigate losses resulting from catastrophic events, the Company may still be required to pay significant amounts under the deductible provisions of those insurance policies. Century’s coverage may not be sufficient to cover all losses, or certain events may not be covered. For example, Century’s insurance does not cover any losses the Company may incur if its suppliers are unable to provide the Company with power during periods of unusually high demand. Certain material losses which are not covered by insurance may trigger a default under the Company’s Revolving Credit Facility. No assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

     Labor Commitments

      Ravenswood’s hourly employees, which comprise approximately 37% of the Company’s workforce, are represented by the USWA and are currently working under a labor agreement that expires May 31, 2006. Hawesville’s hourly employees, which comprise approximately 43% of the Company’s workforce, are represented by the USWA and are currently working under a five-year labor agreement that expires March 31, 2006.

     Other Commitments

      The Company may be required to make post-closing payments to Southwire up to an aggregate maximum of $7,000 if the price of primary aluminum on the LME exceeds specified levels during the seven years following closing of the Hawesville Acquisition in April 2001.

13.	Forward Contracts and Financial Instruments

      As a producer of primary aluminum products, the Company is exposed to fluctuating raw material and primary aluminum prices. The Company routinely enters into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Century has a contract with Pechiney (the “Pechiney Metal Agreement”) under which Pechiney purchases 23 to 27 million pounds, per month, of molten aluminum produced at the Ravenswood facility through December 31, 2005, at a price determined by reference to the U.S. Midwest Market Price. This contract will be automatically extended through July 31, 2007 provided that the Company’s power contract for the Ravenswood facility is extended or replaced through that date. Pechiney has the right, upon twelve months notice, to reduce its purchase obligations by 50% under this contract.

      The Pechiney rolling mill that purchases primary aluminum from the Company under this contract is located directly adjacent to the Ravenswood facility, which allows the Company to deliver molten aluminum, thereby reducing its casting and shipping costs. Alcan has agreed to sell the Pechiney rolling mill in connection with its merger with Pechiney. While any buyer of the rolling mill would be expected to assume Pechiney’s obligations under Pechiney’s existing contract with the Company, the Company may require different terms or terminate that contract if the buyer is not deemed to be creditworthy. If this contract is terminated, or if the buyer materially reduces its purchases or fails to renew the contract when it expires, the Company’s casting, shipping and marketing costs at the Ravenswood facility would increase.

      On April 1, 2000, the Company entered into an agreement, expiring December 31, 2009, with Glencore to sell and deliver monthly, primary aluminum totaling approximately 110.0 million pounds per year at a fixed price for the years 2002 through 2009 (the “Original Sales Contract”). In January 2003, Century and Glencore agreed to terminate and settle the Original Sales Contract for the years 2005 through 2009. At that time, the parties entered into a new contract (the “New Sales Contract”) that requires Century to deliver the same quantity of primary aluminum as did the Original Sales Contract for these years. The New Sales Contract provides for variable pricing determined by reference to the LME for the years 2005 through 2009. For deliveries through 2004, the price of primary aluminum delivered will remain fixed.

      Prior to the January 2003 agreement to terminate and settle the years 2005 though 2009 of the Original Sales Contract, the Company had been classifying and accounting for it as a normal sales contract under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” A contract that is so designated and that meets other conditions established by SFAS No. 133 is exempt from the requirements of SFAS No. 133, although by its term the contract would otherwise be accounted for as a derivative instrument. Accordingly, prior to January 2003, the Original Sales Contract was recorded on an accrual basis of accounting and changes in the fair value of the Original Sales Contract were not recognized.

      According to SFAS No. 133, it must be probable that at inception and throughout its term, a contract classified as “normal” will not result in a net settlement and will result in physical delivery. In April 2003, the Company and Glencore net settled a significant portion of the Original Sales Contract, and it no longer qualified for the “normal” exception of SFAS No. 133. The Company marked the Original Sales Contract to current fair value in its entirety. Accordingly, in the first quarter of 2003 the Company recorded a derivative asset and a pre-tax gain of $41,700. Of the total recorded gain, $26,100 related to the favorable terms of the Original Sales Contract for the years 2005 through 2009, and $15,600 relates to the favorable terms of the Original Sales Contract for 2003 through 2004.

      The Company determined the fair value by estimating the excess of the contractual cash flows of the Original Sales Contract (using contractual prices and quantities) above the estimated cash flows of a contract based on identical quantities using LME-quoted prevailing forward market prices for aluminum plus an estimated U.S. Midwest premium adjusted for delivery considerations. The Company discounted the excess estimated cash flows to present value using a discount rate of 7%.

      On April 1, 2003, the Company received $35,500 from Glencore, $26,100 of which relates to the settlement of the Original Sales Contract for the years 2005 through 2009, and $9,400 of which represents

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the fair value of the New Sales Contracts, discussed below. Beginning in January 2003, the Company accounts for the unsettled portion of the Original Sales Contract (years 2003 and 2004) as a derivative and will recognize period-to-period changes in fair value in current income. The Company will also account for the New Sales Contract as a derivative instrument under SFAS No. 133. The Company has not designated the New Sales Contract as “normal” because it replaces and substitutes for a significant portion of the Original Sales Contract which, after January 2003, no longer qualified for this designation. The $9,400 initial fair value of the New Sales Contract is a derivative liability and represents the present value of the contract’s favorable term to Glencore in that the New Sales Contract excludes from its variable price an estimated U.S. Midwest premium, adjusted for delivery considerations. Because the New Sales Contract is variably priced, the Company does not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium.

      In connection with the acquisition of the Hawesville facility in April 2001, the Company entered into a 10-year contract with Southwire (the “Southwire Metal Agreement”) to supply 240 million pounds of high-purity molten aluminum annually to Southwire’s wire and cable manufacturing facility located adjacent to the Hawesville facility. Under this contract, Southwire will also purchase 60.0 million pounds of standard grade molten aluminum each year for the first five years of the contract, with an option to purchase an equal amount in each of the remaining five years. Southwire has exercised this option through 2008. Prior to the acquisition of the 20% interest in the Hawesville facility on April 1, 2003, the Company and Glencore were each responsible for providing a pro rata portion of the aluminum supplied to Southwire under this contract. In connection with the Company’s acquisition of the 20% interest in the Hawesville facility, the Company assumed Glencore’s delivery obligations under the Southwire Metal Agreement. The price for the molten aluminum to be delivered to Southwire from the Hawesville facility is variable and will be determined by reference to the U.S. Midwest Market Price. This agreement expires on March 31, 2011, and will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

      In connection with the acquisition of the 20% interest in the Hawesville facility, the Company entered into a ten-year contract with Glencore (the “Glencore Metal Agreement”) from 2004 through 2013 under which Glencore will purchase approximately 45.0 million pounds per year of primary aluminum produced at the Ravenswood and Mt. Holly facilities, at prices based on then-current market prices, adjusted by a negotiated U.S. Midwest premium with a cap and a floor as applied to the current U.S. Midwest premium.

      Apart from the Pechiney Metal Agreement, the Glencore Metal Agreement, Original Sales Contract, New Sales Contract and Southwire Metal Agreement, the Company had forward delivery contracts to sell 351.8 million pounds and 329.0 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, the Company had fixed price commitments to sell 70.5 million pounds and 42.9 million pounds of primary aluminum at December 31, 2003 and December 31, 2002, respectively. Of these forward delivery contracts, 53.5 million pounds and 0.3 million pounds at December 31, 2003 and December 31, 2002, respectively, were with Glencore.

      The Company is party to long-term alumina supply agreements with Glencore for Ravenswood and Mt. Holly that extend through December 2006 and January 2008 at prices indexed to the price of primary aluminum quoted on the LME.

      Kaiser filed for bankruptcy under Chapter 11 of the Bankruptcy Code in February 2002. Subsequent to that date, and with bankruptcy court approval, Kaiser agreed to assume the Company’s alumina supply agreement, and it agreed to a new alumina supply agreement for the Company’s Hawesville facility for the years 2006 through 2008. To date, Kaiser has continued to supply alumina to the Company pursuant to the terms of its agreement. In June 2003, Kaiser announced it was exploring the sale of several of its facilities, including Gramercy. The Company, together with a partner, is considering purchasing that

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility. If the Company were to acquire the Gramercy facility, the price the Company would pay for alumina used by the Hawesville facility would be based on the cost of alumina production, rather than the LME price for primary aluminum. Those production costs may be materially higher than an LME-based price. If the Company were not to purchase the Gramercy facility, and Kaiser or a successor failed to continue to supply alumina to the Hawesville facility pursuant to the terms of the agreements, the Company’s costs for alumina could increase substantially, and it may not be able to fully recover damages resulting from breach of those contracts.

      To mitigate the volatility in its unpriced forward delivery contracts, the Company enters into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts. Certain of these financial sales contracts are accounted for as cash flow hedges depending on the Company’s designation of each contract at its inception. At December 31, 2003 and December 31, 2002, the Company had financial instruments, primarily with Glencore, for 102.9 million pounds and 181.0 million pounds, respectively, of which 58.8 million pounds and 181.0 million pounds, respectively, were designated cash flow hedges. These financial instruments are scheduled for settlement at various dates through 2005. The Company had no fixed price financial purchase contracts to purchase aluminum at December 31, 2003. Additionally, to mitigate the volatility of the natural gas markets, the Company enters into fixed price financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. At December 31, 2003 and December 31, 2002, the Company had financial instruments for 2.7 million and 1.5 million DTH (one decatherm is equivalent to one million British Thermal Units), respectively. These financial instruments are scheduled for settlement at various dates through 2005. Based on the fair value of the Company’s financial instruments as of December 31, 2003 accumulated other comprehensive income of $1,459 is expected to be reclassified as a reduction to earnings over the next twelve month period.

      The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, the Company only enters into forward financial contracts with counterparties it determines to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the nominal value of the contract and the market value on the date of settlement.

14.	Asset Retirement Obligations

      In June 2001, the Financial Accounting Standards Board issued SFAS No 143, “Accounting for Asset Retirement Obligations.” This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the Standard during the first quarter of 2003. SFAS No. 143 requires that the Company record the fair value of a legal liability for an asset retirement obligation (“ARO”) in the period in which it is incurred and capitalize the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. The Company’s asset retirement obligations consist primarily of costs associated with the removal and disposal of reduction plant spent pot liner.

      With the adoption of SFAS No. 143 on January 1, 2003, Century recorded an ARO asset of $6,848, net of accumulated amortization of $7,372, a Deferred Tax Asset of $3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. The Company recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle. During the year ended December 31, 2003 $1,795 of the additional ARO liability incurred is related to the acquisition of the 20% interest in the Hawesville facility.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of the changes in the asset retirement obligations is presented below:

	For the Year Ended
	December 31,

	2003	2002

		(Pro Forma)
Beginning Balance, ARO Liability	$14,220	$13,734
Additional ARO Liability incurred	3,402	2,195
ARO Liabilities settled	(2,423)	(2,842)
Accretion Expense	1,296	1,133

Ending Balance, ARO Liability	$16,495	$14,220

15.	Related Party Transactions

      The significant related party transactions occurring during the years ended December 31, 2003, 2002 and 2001, are described below.

      The Chairman of the Board of Directors of Century is a member of the Board of Directors of Glencore International AG. One of Century’s Board members is the Chairman of the Board of Directors of Glencore International AG.

      The Company had notes receivable with officers of the Company of $450 and $458 at December 31, 2003 and 2002, respectively. These notes receivable were all existing loans issued prior to the enactment of the Sarbanes-Oxley Act of 2002 and have not been modified since that date.

      Century of West Virginia has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

      Berkeley has purchased alumina primary aluminum in transactions with Glencore at prices which management believes approximated market.

      Century of Kentucky has sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

      During 2003, all of Century’s facilities participated in primary aluminum swap arrangements with Glencore at prices which management believes approximated market.

     Summary

      A summary of the aforementioned related party transactions for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

Net sales(1)	$121,886	$107,594	$111,469
Purchases	99,185	97,469	19,964
Management fees from Glencore	121	485	416
Net gain (loss) on forward contracts	26,129	—	(1)
Derivative liability	9,342	—	—

(1)	Net sales includes gains and losses realized on the settlement of financial contracts.

      See Note 13 for a discussion of the Company’s fixed-price commitments, forward financial contracts, and contract settlements with related parties.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Supplemental Cash Flow Information

	Year Ended December 31,

	2003	2002	2001

Cash paid for:
Interest	$40,289	$38,299	$21,114
Income taxes	257	286	934
Cash received from:
Interest	341	392	891
Income tax refunds	9,489	17,574	66

Non-Cash Activities

      During the years ended December 31, 2003, 2002 and 2001, interest cost incurred in the construction of equipment of $685, $810 and $250, respectively, was capitalized. During 2003, the Company incurred $40,000 of borrowings in the form of seller financing related to the acquisition of the 20% interest in the Hawesville facility. During 2002, the Company made non-cash contributions, consisting of 500,000 shares of the Company’s common stock valued at $3,180, to the Company’s pension plans.

17.	Business Segments

      The Company operates in only one reportable business segment, primary aluminum. The primary aluminum segment produces molten metal, rolling ingot, t-ingot, extrusion billet and foundry ingot.

      A reconciliation of the Company’s consolidated assets to the total of primary aluminum segment assets is provided below.

		Corporate,
Segment Assets(1)	Primary	Unallocated	Total Assets

2003	$793,101	$17,225	$810,326
2002	742,672	22,495	765,167
2001	757,774	18,932	776,706

(1)	Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net; the remaining assets are unallocated corporate assets, and deferred tax assets.

      Included in the consolidated financial statements are the following amounts related to geographic locations:

	Year Ended December 31,

	2003	2002	2001

Net Sales
United States	$779,229	$711,003	$654,922
Other	3,250	335	—

      At December 31, 2003, 2002, and 2001, all of the Company’s long-lived assets were located in the United States.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenues from Glencore represented 15.6%, 15.1% and 17.0% of the Company’s consolidated revenues in 2003, 2002 and 2001, respectively. Revenues from Pechiney represented 25.4%, 31.0% and 31.1% of the Company’s consolidated sales in 2003, 2002 and 2001, respectively. Revenues from Southwire represented 25.4%, 22.2% and 18.9% of the Company’s consolidated sales in 2003, 2002 and 2001.

18.	Quarterly Information (Unaudited)

      The following information includes the results from the Company’s 20% interest in the Hawesville facility since its acquisition on April 1, 2003.

      Financial results by quarter for the years ended December 31, 2003 and 2002 are as follows:

			Net Income Before
			Cumulative Effect of
	Net	Gross	Change in	Net Income	Net Income (Loss)
	Sales	Profit	Accounting Principle	(Loss)	Per Share

2003:
1st Quarter(1)(2)(3)	$179,009	$7,706	$23,473	$17,595	$0.81
2nd Quarter(4)	196,167	7,776	(5,007)	(5,007)	(0.26)
3rd Quarter(5)(6)	201,488	10,040	(5,367)	(5,367)	(0.28)
4th Quarter(7)(8)	205,815	22,517	(6,255)	(6,255)	(0.32)
2002:
1st Quarter(9)	$179,100	$7,308	$(3,468)	$(3,468)	$(0.19)
2nd Quarter(10)	180,336	4,956	(4,600)	(4,600)	(0.25)
3rd Quarter(11)(12)	176,992	247	(7,764)	(7,764)	(0.40)
4th Quarter(13)	174,910	7,550	(2,776)	(2,776)	(0.16)

(1)	The first quarter 2003 net income includes a gain of $26,129, net of tax, related to a contract termination.

(2)	The first quarter 2003 net income includes a charge of $5,878, net of tax, for the cumulative effect of adopting SFAS No. 143, “Accounting for Asset Retirement Obligations.”

(3)	The first quarter 2003 gross profit includes credits of $99 for inventory adjustments.

(4)	The second quarter 2003 gross profit includes credits of $295 for inventory adjustments.

(5)	The third quarter 2003 gross profit includes a credit of $1,223 for inventory adjustments.

(6)	The third quarter 2003 gross profit includes a charge of $1,555 for additional costs associated with spot purchases of alumina due to a supplier curtailment.

(7)	The fourth quarter 2003 gross profit includes credits of $5,905 for inventory adjustments.

(8)	The fourth quarter 2003 net income includes a charge of $2,004, net of tax, related to an executive resignation.

(9)	The first quarter 2002 gross profit includes credits of $1,473 for inventory adjustments.

(10)	The second quarter 2002 gross profit includes a charge of $717 for inventory adjustments.

(11)	The third quarter 2002 gross profit includes a charge of $3,410 for inventory adjustments.

(12)	The third quarter 2002 net income includes an after-tax charge of $1,072 to write-off deferred acquisition costs and an income tax benefit of $1,500 from a reduction in estimated income taxes.

(13)	The fourth quarter 2002 gross profit includes credits of $2,901 for inventory adjustments.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Condensed Consolidating Financial Information

      The Company’s 11 3/4% Senior Secured First Mortgage Notes due 2008 are jointly and severally and fully and unconditionally guaranteed by all of the Company’s material wholly owned direct and indirect subsidiaries other than Century Aluminum of Kentucky, LLC (the “Guarantor Subsidiaries”). At December 31, 2001, as a result of the acquisition of the Hawesville facility, Century indirectly held an 80% equity interest in Century Aluminum of Kentucky, LLC (“LLC”) and as such consolidated 100% of the assets, liabilities and operations of the LLC into its financial statements, showing the interest of the 20% owners as “Minority Interests.” On April 1, 2003, the Company completed the acquisition of the 20% interest in its Hawesville, Kentucky primary aluminum reduction facility, which was indirectly owned by Glencore, thereby eliminating the Minority Interest. Other subsidiaries of the Company which are immaterial will not guarantee the Notes (collectively, the “Non-Guarantor Subsidiaries”). During 2001, the Company adopted a policy for financial reporting purposes of allocating expenses to subsidiaries. For the years ended December 31, 2003, 2002 and 2001, the Company allocated total corporate expenses of $9,139, $10,900 and $8,500 to its subsidiaries, respectively. Additionally, the Company charges interest on certain intercompany balances.

      Because the LLC is not a minor subsidiary, the Company is providing condensed consolidating financial information for the periods following the Company’s acquisition of the Hawesville facility. See Note 5 to the Consolidated Financial Statements for information about the terms of the Notes.

      The following summarized condensed consolidating balance sheets as of December 31, 2003 and 2002, condensed consolidating statements of operations for the years ended December 31, 2003, 2002, and 2001 and the condensed consolidating statements of cash flows for the years ended December 31, 2003, 2002, and 2001 present separate results for Century Aluminum Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiary.

      This summarized condensed consolidating financial information may not necessarily be indicative of the results of operations or financial position had the Company, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2003

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$104	$—	$28,100	$—	$28,204
Accounts receivable — net	51,131	239	—	—	51,370
Due from affiliates	101,489	23,586	455,025	(569,143)	10,957
Inventories	76,878	12,482	—	—	89,360
Prepaid and other assets	4,263	134	3,117	—	7,514

Total current assets	233,865	36,441	486,242	(569,143)	187,405
Investment in subsidiaries	78,720	—	178,483	(257,203)	—
Property, plant and equipment — net	489,502	5,299	156	—	494,957
Intangible asset — net	—	99,136	—	—	99,136
Due from affiliates — less current portion	—	—	—	—	—
Other assets	14,877	—	13,951	—	28,828

Total	$816,964	$140,876	$678,932	$(826,346)	$810,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable, trade	$13,137	$21,692	$—	$—	$34,829
Due to affiliates	25,392	525	116,538	(115,316)	27,139
Industrial revenue bonds	7,815	—	—	—	7,815
Accrued and other current liabilities	8,929	5,740	15,485	—	30,154
Accrued employee benefits costs — current portion	7,306	1,628	—	—	8,934
Deferred taxes — current portion	—	—	—	—	—
Total current liabilities	62,579	29,585	132,023	(115,316)	108,871
Long term debt — net	—	—	322,310	—	322,310
Notes payable — affiliates	—	—	14,000	—	14,000
Accrued pension benefit costs — less current portion	—	—	10,764	—	10,764
Accrued postretirement benefit costs — less current portion	53,234	24,334	650	—	78,218
Other liabilities	478,892	8,237	—	(453,757)	33,372
Deferred taxes	43,776	—	11,388	(70)	55,094

Total noncurrent liabilities	575,902	32,571	359,112	(453,827)	513,758

Shareholders’ Equity:
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	188,424	133,175	173,138	(321,599)	173,138
Accumulated other comprehensive income (loss)	(4,582)	—	(5,222)	4,582	(5,222)
Retained earnings (deficit)	(5,418)	(54,455)	(5,430)	59,873	(5,430)

Total shareholders’ equity	178,783	78,720	187,697	(257,203)	187,697

Total	$816,964	$140,876	$678,832	$(826,346)	$810,326

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2002

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$745	$—	$44,347	$—	$45,092
Accounts receivable — net	45,936	304	—		46,240
Due from affiliates	87,071	10,102	353,292	(427,733)	22,732
Inventories	55,877	21,258	—	—	77,135
Prepaid and other assets	2,887	178	4,434	(2,722)	4,777

Total current assets	192,516	31,842	402,073	(430,455)	195,976
Investment in subsidiaries	74,663	—	184,234	(258,897)	—
Property, plant and equipment — net	416,590	780	251	—	417,621
Intangible asset — net	—	119,744	—	—	119,744
Due from affiliates — less current portion	974	—	—	—	974
Other assets	13,041	—	17,811	—	30,852

Total	$697,784	$152,366	$604,369	$(689,352)	$765,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable, trade	$14,588	$23,169	$—	$—	$37,757
Due to affiliates	32,711	—	64,243	(81,143)	15,811
Industrial revenue bonds	—	7,815	—	—	7,815
Accrued and other current liabilities	6,257	5,055	12,802	—	24,114
Accrued employee benefits costs — current portion	8,966	559	1,365	—	10,890
Deferred taxes — current portion	7,763	—	—	(2,792)	4,971

Total current liabilities	70,285	36,598	78,410	(83,935)	101,358

Long term debt — net	—	—	321,852	—	321,852
Accrued pension benefit costs — less current portion	3,771	—	6,980	—	10,751
Accrued postretirement benefit costs — less current portion	48,335	21,840	481	—	70,656
Other liabilities	354,297	599	—	(346,520)	8,376
Deferred taxes	36,862	—	4,514	—	41,376

Total noncurrent liabilities	443,265	22,439	333,827	(346,520)	453,011

Minority Interest	—	—	—	18,666	18,666
Shareholders’ Equity:
Convertible preferred stock	—	—	25,000	—	25,000
Common stock	59	—	211	(59)	211
Additional paid-in capital	226,998	139,281	172,133	(366,279)	172,133
Accumulated other comprehensive income (loss)	1,173	—	1,173	(1,173)	1,173
Retained earnings (deficit)	(43,996)	(45,952)	(6,385)	89,948	(6,385)

Total shareholders’ equity	184,234	93,329	192,132	(277,563)	192,132

Total	$697,784	$152,366	$604,369	$(689,352)	$765,167

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net sales:
Third-party customers	$660,593	$—	$—	$—	$660,593
Related parties	121,886	—	—	—	121,886

	782,479	—	—	—	782,479

Cost of goods sold	715,816	334,020	—	(315,395)	734,441
Reimbursement from owners	—	(315,519)	—	315,519	—
Gross profit (loss)	66,663	(18,501)	—	(124)	48,038
Selling, general and administrative expenses	20,833	—	—	—	20,833

Operating income (loss)	45,830	(18,501)	—	(124)	27,205
Interest expense — third party	(41,248)	(124)	—	103	(41,269)
Interest expense — affiliates	(2,579)	—	—	—	(2,579)
Interest income	339	—	—	—	339
Net gain (loss) on forward contracts	25,691	—	—	—	25,691
Other income (expense) — net	(653)	(56)	—	21	(688)

Income (loss) before taxes, minority interest and cumulative effect of a change in accounting principle	27,830	(18,681)	—	—	8,699
Income tax (expense) benefit	(9,564)	—	—	6,723	(2,841)

Net income (loss) before minority interest and cumulative effect of a change in accounting principle	17,816	(18,681)	—	6,723	5,858
Minority interest	—	—	—	986	986

Net income (loss) before cumulative effect of a change in accounting principle	17,816	(18,681)	—	7,709	6,844
Cumulative effect of a change in accounting principle	(5,878)	—	—	—	(5,878)
Equity earnings (loss) of subsidiaries	(10,972)	—	966	10,006	—

Net income (loss)	$966	$(18,681)	$966	$17,715	$966

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net sales:
Third-party customers	$603,744	$—	$—	$—	$603,744
Related parties	107,594	—	—	—	107,594

	711,338	—	—	—	711,338

Cost of goods sold	665,032	279,614	—	(253,369)	691,277
Reimbursement from owners	—	(253,541)	—	253,541	—

Gross profit (loss)	46,306	(26,073)	—	(172)	20,061
Selling, general and administrative expenses	15,783	—	—	—	15,783

Operating income (loss)	30,523	(26,073)	—	(172)	4,278
Interest expense	(40,813)	(134)	—	134	(40,813)
Interest income	392	—		—	392
Other income (expense), net	(1,830)	(51)	—	38	(1,843)

Income (loss) before taxes	(11,728)	(26,258)	—	—	(37,986)
Income tax (expense) benefit	6,144	—	—	7,982	14,126

Net income (loss) before minority interest	(5,584)	(26,258)	—	7,982	(23,860)
Minority interest	—	—	—	5,252	5,252
Equity earnings (loss) of subsidiaries	(13,024)	—	(18,608)	31,632	—

Net income (loss)	$(18,608)	$(26,258)	$(18,608)	$44,866	$(18,608)

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net sales:
Third-party customers	$543,453	$—	$—	$—	$543,453
Related parties	111,469	—	—	—	111,469

	654,922	—	—	—	654,922

Cost of goods sold	614,052	252,615	—	(232,453)	634,214
Reimbursement from owners	—	(233,521)	—	233,521	—

Gross profit (loss)	40,870	(19,094)	—	(1,068)	20,708
Selling, general and administrative expenses	18,787	742	—	(931)	18,598

Operating income (loss)	22,083	(19,836)	—	(137)	2,110
Interest expense	(31,403)	(162)	—	—	(31,565)
Interest income	891	—	—	—	891
Other income (expense) — net	1,948	304	—	137	2,389

Income (loss) before taxes	(6,481)	(19,694)	—	—	(26,175)
Income tax (expense) benefit	2,547	—	—	5,987	8,534

Net income (loss) before minority interest	(3,934)	(19,694)	—	5,987	(17,641)
Minority interest				3,939	3,939
Equity earnings (loss) of subsidiaries	(9,768)	—	(13,702)	23,470	—

Net income (loss)	$(13,702)	$(19,694)	$(13,702)	$33,396	$(13,702)

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net cash provided by operating activities	$72,825	$14,554	$—	$—	$87,379

Investing activities:
Purchase of property, plant and equipment	(15,809)	(3,049)	—	—	(18,858)
Acquisitions	—	—	(59,837)	—	(59,837)

Net cash used in investing activities	(15,809)	(3,049)	(59,837)	—	(78,695)

Financing activities:
Payments	—	—	(26,000)	—	(26,000)
Financing fees	—	—	(297)	—	(297)
Dividends	—	—	(11)	—	(11)
Intercompany transactions	(57,657)	(11,505)	69,162	—	—
Issuance of common stock	—	—	736	—	736

Net cash provided by (used in) financing activities	(57,657)	(11,505)	43,590	—	(25,572)

Net increase (decrease) in cash	(641)	—	(16,247)	—	(16,888)
Beginning cash	745	—	44,347	—	45,092

Ending cash	$104	$—	$28,100	$—	$28,204

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net cash provided by operating activities	$40,245	$14,241	$—	$—	$54,486

Investing activities:
Purchase of property, plant and equipment	(17,371)	(1,056)	—	—	(18,427)
Proceeds from sale of property, plant and equipment	231	—	—	—	231

Net cash used in investing activities	(17,140)	(1,056)	—	—	(18,196)

Financing activities:
Dividends	—	—	(4,591)	—	(4,591)
Intercompany transactions	(23,380)	(13,185)	36,565	—	—
Issuance of common stock	—	—	5	—	5

Net cash provided by (used in) financing activities	(23,380)	(13,185)	31,979	—	(4,586)

Net increase (decrease) in cash	(275)	—	31,979	—	31,704
Beginning cash	1,020	—	12,368	—	13,388

Ending cash	$745	$—	$44,347	$—	$45,092

CENTURY ALUMINUM COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

	Combined			Reclassifications
	Guarantor	Non-Guarantor	The	and
	Subsidiaries	Subsidiary	Company	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$42,440	$(3,817)	$—	$—	$38,623

Investing activities:
Purchase of property, plant and equipment	(14,082)	(374)	—	—	(14,456)
Proceeds from sale of property, plant and equipment	54	—	—	—	54
Divestitures	98,971	—	—	—	98,971
Business acquisition	(466,814)	—	—	—	(466,814)

Net cash used in investing activities	(381,871)	(374)	—	—	(382,245)

Financing activities:
Borrowings, third party	—	—	321,352	—	321,352
Financing fees	—	—	(16,568)	—	(16,568)
Dividends	—	—	(5,736)	—	(5,736)
Intercompany transactions	307,489	4,191	(311,680)	—	—
Issuance of preferred stock	—	—	25,000	—	25,000

Net cash provided by (used in) financing activities	307,489	4,191	12,368	—	324,048

Net increase (decrease) in cash	(31,942)	—	12,368	—	(19,574)
Beginning cash	32,962	—	—	—	32,962

Ending cash	$1,020	$—	$12,368	$—	$13,388

REPORT OF INDEPENDENT ACCOUNTANTS

To the board of directors and stockholder of Nordural hf

      We have audited the accompanying balance sheets of Nordural hf, as of December 31, 2003 and 2002, and the related statements of income, of cash flows and of stockholder’s equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards in Iceland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordural hf, at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Iceland.

      As discussed in Note 2 to the financial statements, the Company changed its method of accounting for deferred income taxes during the year ended December 31, 2003.

      Accounting principles generally accepted in Iceland vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of stockholder’s equity at December 31, 2003 and 2002 to the extent summarized in Note 14 to the financial statements.

Reykjavík, February 24, 2004

PricewaterhouseCoopers hf

/s/ REYNIR VIGNIR	/s/ KRISTINN FREYR KRISTINSSON

Reynir Vignir	Kristinn Freyr Kristinsson
State authorized public accountant	State authorized public accountant

NORDURAL hf

STATEMENTS OF INCOME
For the Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Net sales	$85,680,296	$97,005,762	$100,938,674
Cost of goods sold	48,437,463	59,841,355	66,619,936

Gross profit	37,242,833	37,164,407	34,318,738
General and administrative expenses	563,823	945,666	557,673
Depreciation and amortization	12,918,975	14,980,220	15,383,262

Profit before interest and taxes	23,760,035	21,238,521	18,377,803
Interest expenses	(13,450,888)	(10,984,055)	(5,401,436)
Investment income	—	369,929	3,063,420

Profit before taxes	10,309,147	10,624,395	16,039,787
Income tax	—	—	2,887,162

Net profit	$10,309,147	$10,624,395	$13,152,625

NORDURAL hf

BALANCE SHEETS
As of December 31, 2002 and 2003

	2002	2003

ASSETS
Current assets
Cash	$16,712,627	$9,898,090
Accounts receivable	2,851,606	5,897,351
Advance to parent company	2,341,041	14,876,843
Inventory and supplies	10,952,489	12,634,998
Prepaid cost	1,125,819	366,383
Taxes receivable	1,231,076	1,296,825

Total current assets	35,214,658	44,970,490

Long-term assets
Property, plant and equipment, net	227,652,060	215,897,001
Other assets	14,925,663	13,925,811

Total long-term assets	242,577,723	229,822,812

Total assets	$277,792,381	$274,793,302

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$5,975,318	$6,463,226
Accounts payable, parent company	—	146,559
Accrued interest	982,907	135,831
Accrued liabilities	1,422,196	1,931,894
Current portion of long-term liabilities	10,033,404	14,410,808

	18,413,825	23,088,318

Long-term liabilities
Senior credit facility	151,556,600	178,321,500
Debt payable to bank	2,976,190	2,692,065
Smelter site lease agreement	7,651,007	7,421,441
Other long-term liabilities	1,196,517	2,140,999
Deferred income taxes	—	4,439,585

	163,380,314	195,015,590
Current portion of long-term liabilities	(10,033,404)	(14,410,808)

	153,346,910	180,604,782

Total liabilities	171,760,735	203,693,100

Stockholder’s equity
Capital stock	97,444,856	59,500,000
Retained earnings	8,586,790	11,600,202

	106,031,646	71,100,202

Total equity and liabilities	$277,792,381	$274,793,302

NORDURAL hf

STATEMENTS OF STOCKHOLDER’S EQUITY

	Capital Stock	Retained Earnings	Total Equity

Balance at January 1, 2001	$97,444,856	$(12,346,752)	$85,098,104
Net profit	—	10,309,147	10,309,147

Balance at December 31, 2001	97,444,886	(2,037,605)	95,407,251
Net profit	—	10,624,395	10,624,395

Balance at December 31, 2002	97,444,856	8,586,790	106,031,646
Dividend	—	(8,586,790)	(8,586,790)
Repurchased capital stock	(37,944,856)	—	(37,944,856)
Deferred tax liability	—	(1,552,423)	(1,552,423)
Net profit	—	13,152,625	13,152,625

Balance at December 31, 2003	$59,500,000	$11,600,202	$71,100,202

NORDURAL hf

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Cash flows from operating activities
Cash from operations:
Net profit	$10,309,147	$10,624,395	$13,152,625
Items not affecting cash:
Depreciation and amortization	12,918,975	14,980,220	15,383,262
Changes in deferred tax liability	—	—	2,887,162
Gain on the sale of assets	—	—	(41,942)

	23,228,122	25,604,615	31,381,107

Decrease (increase) in operating assets
Accounts receivable and other current assets	3,780,189	51,081	(2,352,058)
Inventories	(3,409,093)	(1,602,905)	(1,682,509)
Increase in accounts receivable, parent company	—	(2,862,189)	(12,535,802)
Increase (decrease) in operating liabilities
Accounts payable	(1,339,535)	830,551	487,908
Accounts payable, parent company	4,675,668	(6,854,256)	146,559
Accrued interest and liabilities	(459,197)	1,278,313	(337,378)

	3,248,032	(9,159,405)	(16,273,280)

Net cash provided by operating activities	26,476,154	16,445,210	15,107,827

Cash flows from (to) investing activities
Investment in property, plant and equipment	(27,240,488)	(2,194,901)	(831,761)
Investment in other assets	(1,063,921)	(196,147)	(1,900,048)
Assets sold	—	—	145,400

	(28,304,409)	(2,391,048)	(2,586,409)

Cash flows from (to) financing activities
New long-term liabilities	22,286,546	910,590	41,149,682
Payment of long-term liabilities	(7,146,999)	(20,483,812)	(13,953,991)
Changes in current liabilities due to expansion	(2,757,400)	—	—
Dividend paid	—	—	(8,586,790)
Repurchase of capital stock	—	—	(37,944,856)

	12,382,147	(19,573,222)	(19,335,955)

Net increase (decrease) in cash	10,553,892	(5,519,060)	(6,814,537)
Cash, beginning of period	11,677,795	22,231,687	16,712,627

Cash, end of period	$22,231,687	$16,712,627	$9,898,090

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS

1.	The Company

      Nordural hf (the “Company”), a wholly-owned subsidiary of Columbia Ventures Corporation, was incorporated in Reykjavík, Iceland, on February 28, 1997. The Company was formed to develop and operate an aluminum smelter in Grundartangi, Iceland.

2.	Summary of Significant Accounting Policies

Basis of presentation

      The accompanying financial statements are stated on an accrual basis prepared in accordance with Generally Accepted Accounting Principles in Iceland.

Functional currency

      Amounts in the Company’s books and these financial statements are denominated in US dollars as all of the Company’s revenues and a significant portion of the Company’s expenses are denominated in US dollars.

Management’s Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Changes in Accounting Policies and Presentation

      In 2003, changes were made to the Icelandic law which require calculations and recording of a deferred income tax liability in the financial statements. Accordingly, during 2003, a deferred income tax liability is recorded in the Company’s financial statements to provide for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts. The amount of the cumulative deferred tax liability that applies to 2002 has been recorded as a reduction to retained earnings of $1,552,423 as of January 1, 2003.

Property, Plant and Equipment

      Property plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Maintenance and repairs are expensed as incurred and costs of improvements and renewals are capitalized. Depreciation is determined by the straight-line method based on the estimated useful lives of the related assets. Upon disposal, cost and related accumulated depreciation of the assets are removed from the accounts and resulting gains or losses are included in earnings.

      Depreciation is calculated on a straight line basis. The following annual percentages of cost are used:

Buildings and improvements	20 to 40 years
Machinery and equipment	5 to 33 years
Transportation vehicles	5 years

     Other assets

      Other assets primarily include net unamortized financing costs of $7,857,767 in connection with the senior credit facility and payments made to expand production capacity according to contracts for supply of certain raw materials of $5,536,057, net of amortization. Such payments represent a downpayment on raw

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

materials to be supplied through 2013. The Company’s policy is to amortize those payments using the greater of (a) straight line over the contract period; or (b) the ratio of current purchases of raw materials in the period to the total of current and anticipated future purchases. Since raw materials are generally used ratably over the contract period, applying either method results in approximately the same amounts. Financing costs are amortized over 10 to 15 years and the payments made for the supply contract are amortized over 12.5 years, in accordance with the length of the contract.

     Inventories and Supplies

      Inventories and supplies are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method except for supplies inventories which are based upon the average cost method.

     Accounts receivable

      Accounts receivable are valued at nominal value. The Company’s accounts receivable with a tolling customer described in Note 8 comprise 89.26% and 92.01% of the remaining balance of accounts receivable at December 31, 2002 and 2003.

     Derivative Financial Instruments

      The Company enters into various derivative instruments to protect itself from fluctuating prices and rates. From time to time the Company purchases options to hedge a portion of its exposure to price fluctuations of aluminum. Hedging gains and losses are recognized concurrently with related sales transactions.

     Revenue Recognition

      Revenues are recognized when title, risk of loss and ownership passes to customers in accordance with contract terms. Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process. The tolling process is considered complete when the customer assumes the risk of ownership of the finished aluminum (Note 8).

     Income Taxes

      Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income.

      A deferred income tax liability generally reflects the income tax which would be payable, according to current tax law, if the Company’s assets were to be sold or redeemed at book value. Under an agreement with Icelandic Authorities the Company’s tax rate is 33%. The agreement contains a provision which allows for the Company to opt out of the agreement and be subject to general corporate tax rates in Iceland. Effective January 1, 2002, the general corporate tax rate was reduced from 33% to 18%. The Company has used the statutory Icelandic tax rate of 18% to calculate the deferred tax liability as it is anticipated that this will be the effective tax rate when tax payments will have to be made.

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Long-term assets

     Changes in net value of property, plant and equipment:

	2002	2003

Booked value, beginning of year	$237,578,397	$227,652,060
Additions	2,194,901	831,761
Properties sold	—	(103,458)
Depreciation charges	(12,121,238)	(12,483,362)

Net value, end of year	$227,652,060	$215,897,001

Changes in net value of other assets:
Financing and carbon anode contract cost:
Net value, beginning of year	$17,320,039	$14,461,057
Additions	—	1,832,667
Amortization	(2,858,982)	(2,899,900)

Net value, end of year	14,461,057	13,393,824
Other intangible assets	430,699	498,080
Other	33,907	33,907

	$14,925,663	$13,925,811

4.	Taxes receivable

      Taxes receivable includes Value Added Tax from the Icelandic tax office and tax on interest earned.

5.	Inventories and supplies

      Inventories and supplies are as follows at December 31,

	2002	2003

Aluminum in pots	$1,855,800	$1,983,600
Molten/bath chemicals	1,188,950	1,345,583
Carbon anodes	1,958,245	2,140,808
Lining material	1,158,421	1,952,312
Materials and supplies	4,791,073	5,212,695

	$10,952,489	$12,634,998

6.	Income taxes

      Changes in the deferred income tax liability during the year is as follows:

Deferred tax liability, January 1, 2003	$1,552,423
Calculated income tax for the year ended December 31, 2003	2,887,162
Income tax to be paid in 2004 due to 2003 operations	—

Deferred tax liability, December 31, 2003	$4,439,585

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Components of the deferred income tax liability are as follows:

	January 1, 2003	December 31, 2003

Property, plant and equipment	$22,569,250	$46,646,798
Net operating loss carry forward	(17,722,472)	(24,354,936)
Cost allowance	(120,000)	(7,500)
Investment fund under tax law	3,897,794	2,380,000

Net temporary differences	8,624,572	24,664,362

Income tax (18%)	$1,552,423	$4,439,585

7.	Long-term liabilities

      Long-term liabilities consist of the following:

	2002	2003

Credit facility payable to banks, due in semiannual installments with final repayment on June 30, 2018; interest paid at the end of each interest period which can vary from one to six months, at LIBOR (London Interbank Offered Rate) plus 1.45% (interest rate 2.5838% at December 31, 2003)	—	$178,321,500
Credit facility payable to banks, due in semiannual installments with final repayment on June 30, 2013; interest paid at the end of each interest period which can vary from one to six months at London Interbank Offered Rate (LIBOR) plus 1.3% to 1.5% margin (interest rate 3.26% at December 31, 2002)	$151,556,600	—
Debt payable to bank due in quarterly installments (annuity) with final repayment on August 1, 2012; interest payable at three month London Interbank Offered Rate (LIBOR) plus 0.2% (interest rate 2.01% and 1.34% at December 31, 2002 and 2003)	2,976,190	2,692,065
Other long-term liability will accumulate until April 25, 2005 when a bond will be issued; interest will be accumulated and is calculated at three month London Interbank Offered Rate (LIBOR) plus 0.75% (interest rate 2.71% and 1.98% at December 31, 2001 and 2002)	1,196,517	2,140,999

	155,729,307	183,154,564
Less: current portion	(9,803,839)	(14,165,104)

	$145,925,468	$168,989,460

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future annual maturities of the above long-term debts are as follows:

2003

2004	$14,165,104
2005	12,317,362
2006	11,208,427
2007	12,136,092
2008	12,961,415
Thereafter	120,366,164

$183,154,564

      All of the assets of the Company are pledged as collateral for the credit facility. If the price of aluminum falls below designated levels for six months prior to a payment date and certain debt coverage ratios are not met, the credit facility agreement provides for deferral of principal payments. Acceleration of principal payments is required if certain debt coverage ratios are exceeded.

Leases

      The State Treasury of Iceland provided $7,000,000 to cover certain site infrastructure costs of Nordural. Accrued interest on the loan of $1,113,932 has been added to the principal. The value of these infrastructure costs shall be repaid as part of the lease payments for the site over a period of seventeen years, plus interest at a fixed rate (6.725% at December 31, 2003), which is tied to the long-term borrowing rate of an agency of the Icelandic government.

      Future lease principal payments are as follows:

2004	$245,704
2005	262,980
2006	281,480
2007	300,000
2008	320,000
Thereafter	6,011,277

$7,421,441

8.	Tolling contract

      The Company is a party to a tolling contract which expires December 31, 2013. Under the contract the customer owns all of the primary raw material and finished goods. Nordural receives revenues based upon the London Metal Exchange price of aluminum for converting the primary raw materials into finished goods. The contract specifies standard usage rates of the primary raw materials. Variations of actual usage from such standard usage may result in additional amounts due to or due from the customer. Sales under the tolling agreement totalled approximately $84,588,000 in 2001, $95,850,000 in 2002 and $100,961,000 in 2003.

9.	Derivative financial instruments

      In 2002 and 2003, the Company purchased put options that allowed the Company to sell 4,500 metric tons of aluminum per month at $1,250 per metric ton through the end of April 2004. Premiums paid in 2003 were $513,000, of which $171,000 were deducted from net sales and $342,000 is a part of prepaid

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

cost in the Balance sheet at December 31, 2003. In addition, prepaid premiums at January 1, 2003 of $1,008,000 were deducted from net sales during 2003.

10.	Related party transactions

      The company had made advances to its sole shareholder in the amount of $2,341,041 and $14,876,843 at December 31, 2002 and 2003.

11.	Commitments and contingencies

      The Company has entered into an operating land lease. Lease obligations accrue from July 1, 1997, and payments will be made on January 2nd of each year.

      Future minimum lease commitments are as follows:

2004	$15,000
2005-2009	75,000
2010-2014	75,000
2015-2019	75,000
2020	15,000

$255,000

      The Company purchases all of its power (the majority on a take or pay basis) from the Iceland Power Company at a rate that varies with the price of aluminum. The contract expires October 31, 2019. To the extent that the Company has received a benefit of reduced power prices, the Company may pay higher power prices in the future should the price of aluminum exceed specified levels.

      The Company is a party to a contract for the annual purchase of 48,000 metric tons (+/-10%) of certain raw materials for delivery through 2013. The purchase price is adjusted annually throughout the term of the contract based upon the supplier’s raw material and operating costs.

      In conjunction with the refinancing of the Senior Credit Facility completed in September 2003, the Company will be obligated to pay the bank group additional fees of $832,500 if specific bank financing for the expansion of the annual operating capacity of the plant to 180,000 tonnes is not completed by June 10, 2004.

      The Company, in the regular course of business, is involved in investigations and claims by various regulatory agencies none of which the Management of the Company believes will have a ultimate resolution that will be material.

      The Company has entered into several operating lease agreements for mobile equipment and monthly lease payments are charged to the income statement. At the year end the remaining amount of these agreements are approximately $1,041,800 and expire through the year 2008.

12.	Mortgages

      The Company has issued a general bond of $197,600,000 as a guarantee for the senior credit facility specified in Note 7. The general bond holds a first mortgage on all the following assets:

A. All assets located within the smelter site.

B. The harbour installations.

C. All other properties and assets owned by the Company from time to time.

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	Operating license

      The Company has an operating license for the production of up to 180,000 tonnes of aluminum per year in the smelter at Grundartangi. This operating license was issued by the Icelandic Minister for the Environment on March 26, 1997 and confirmed by the Environmental and Food Agency of Iceland on November 2, 1999. The Company continues to operate pursuant to this license. In February 2003, this license was amended subject to start up of additional production capacity to allow for production up to 300,000 tonnes of aluminum per year.

14.	Summary of differences between Icelandic and U.S. Generally Accepted Accounting Principles (GAAP)

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Iceland (Icelandic GAAP) which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The following is a summary of the material adjustments to net profit which would have been required, if U.S. GAAP had been applied instead of Icelandic GAAP.

      Effect on net profit of differences between Icelandic GAAP and U.S. GAAP:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2001	2002	2003

Net profit under Icelandic GAAP	$10,309,147	$10,624,395	$13,152,625
U.S. GAAP adjustments:
Deferred financing costs	284,754	340,388	(264,016)
Capital leases	(20,284)	48,199	33,203
Income taxes	1,018,395	(2,445,243)	41,547

Net income under U.S. GAAP	11,592,012	8,567,739	12,963,359
Other comprehensive income:
Unrealized gain (loss) on interest rate swaps, net of $1,404,000 in tax	(2,850,000)	2,850,000	—
Unrealized gains (losses) on hedging transactions, net of tax of $80,421 and $61,527 in 2002 and 2003	—	(366,361)	86,068

Other comprehensive income	$8,742,012	$11,051,378	$13,049,427

      Effect on Stockholder’s Equity of differences between Icelandic GAAP and U.S. GAAP:

	December 31,	December 31,
	2002	2003

Stockholder’s equity under Icelandic GAAP	$106,031,646	$71,100,202
Adjustments:
Deferred financing costs	(596,843)	(860,859)
Capital leases	(63,010)	(29,807)
Deferred income taxes	(1,426,849)	167,121
Cumulative unrealized losses on hedging transactions, net of income taxes	(366,361)	(280,293)

Stockholder’s equity under U.S. GAAP	$103,578,583	$70,096,364

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of the principal differences applicable to the financial statements is set out below:

     Deferred financing costs

      Under Icelandic GAAP, the Company capitalizes all bank fees and third party costs associated with refinancing the senior credit facility. In addition, upon refinancing, deferred costs have been amortized over the original term of the related facility.

      Under U.S. GAAP, fees paid to a bank upon refinancing may be deferred and amortized over the term of the credit facility. However, all third party costs associated with a refinancing that is not debt extinguishment must be expensed. In addition, any unamortized costs from an earlier financing are amortized over the term of the new credit facility.

     Capital leases

      Under Icelandic GAAP, payments associated with equipment leases whose term approximates the useful life of the associated equipment may be expensed as incurred, even though title to equipment passes to the lessee at the end of the term.

      Under U.S. GAAP, if there is a bargain purchase option at the end of the lease or title to equipment transfers to the lessee, then these leases shall be accounted for as capital leases. Under U.S. GAAP, at the onset of a lease, the cost of the equipment is recorded in the assets of the company as property, plant and equipment and depreciated over its useful life, while a corresponding liability entitled, “Obligation under Capital Lease” is recorded. As payments are made on the leases, the liability is reduced while an interest portion of each payment is recorded as expense in the income statement. The gross amount of equipment recorded under capital leases was $1,539,790 and $1,418,476 at December 31, 2003 and 2002.

     Interest rate swap contracts and derivative financial instruments

      Under Icelandic GAAP, interest rate swap contracts undertaken for the purpose of hedging outstanding borrowings are accounted for off-balance sheet by recording net payments or receipts as a component of interest expense. In addition, the cost of financial derivatives undertaken for the purpose of hedging the future price volatility of a commodity are deferred and recorded in sales concurrent with the sale of the commodity that was hedged.

      The requirements for hedge accounting under U.S. GAAP are more prescriptive than those under Icelandic GAAP. Under U.S. GAAP, to qualify for hedge accounting, interest rate swaps and commodity derivatives must not only be designated as hedges, but at inception and throughout the term of the swap there must be a high correlation between the market values of the contracts and the outstanding balance of the underlying debt or commodity being hedged. The principal amounts of the Company’s outstanding debt and the volume of the commodity hedged correlate sufficiently with the notional amounts of the swap contracts and commodities derivative instruments to qualify for hedge accounting. Given the nature of these contracts, they are accounted for as cash flow hedges. Therefore, under U.S. GAAP these contracts are marked to market at the balance sheet dates with any difference between the market value and the carrying amount recorded in the equity section of the balance sheet as other comprehensive income (loss).

     Deferred income taxes

      Under Icelandic GAAP, prior to 2003, deferred income taxes were not required to be recorded in the financial statements of a company. Rather, footnote disclosure of the items that caused a difference between book income and taxable income was made. Beginning in 2003, it was required that deferred taxes be recorded in the financial statements.

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount which more likely than not will not be realized in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

      The components of the net deferred tax liabilities under U.S. GAAP, which have been netted with respect to noncurrent amounts, as of December 31, 2002 and 2003 are as follows:

	2002	2003
	Asset (Liability)	Asset (Liability)

Tax over book depreciation	$(4,735,667)	$(8,816,673)
Tax loss carryforwards	3,308,818	4,544,208

Net non-current deferred tax liability	$(1,426,849)	$(4,272,464)

      On January 1, 2002, the Icelandic statutory rate was decreased from 33% to 18%. This decrease in effective rate resulted in a decrease to net deferred tax assets and additional tax expense of $462,907.

      In 2001, the Company’s provision for income taxes includes tax expense calculated at a statutory tax rate of 33% of $3,489,293 which is offset by a reduction of a valuation allowance of $4,507,688 which nets to a tax benefit of $1,018,395. In 2001, the valuation allowance was reduced to zero as based upon the Company’s ability to generate profits, a valuation allowance was no longer deemed necessary.

$300,000,000

Common Stock

500,000 Shares

Common Stock

Offered by

Selling Shareholders

          We may from time to time offer and sell shares of our common stock, par value $0.01 per share, at prices and on terms to be determined at or prior to the time of sale up to a total dollar amount of $300,000,000. The selling shareholders named in this prospectus may from time to time offer and sell up to 500,000 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. We will not receive any proceeds from the sale of shares by the selling shareholders.

          We and the selling shareholders may from time to time offer and sell our respective shares of common stock in the same offering or in separate offerings, to or through underwriters, dealers and agents or directly to purchasers. Each time we or the selling shareholders offer any common stock pursuant to this registration statement we will provide a prospectus supplement that will contain specific information about the terms of that offering. The names of any underwriters or agents involved in the sale of our common stock and their compensation will be described in the accompanying prospectus supplement. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

          Our common stock trades on The NASDAQ Stock Market® under the symbol “CENX.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2004.

      You should rely only on the information contained in this document or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. Neither we nor the selling shareholders are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus but have not delivered with this prospectus. You may request a copy of these filings, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary or (831) 642-9300. See “Incorporation of Certain Documents by Reference.”

ABOUT THIS PROSPECTUS

      In this prospectus, the words “Century Aluminum,” “we,” “us,” “our” and “ours” refer to Century Aluminum Company, together with its consolidated subsidiaries.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell up to $300,000,000 of our common stock and the selling shareholders may from time to time offer and sell up to an aggregate of 500,000 shares of our common stock owned by them.

      This prospectus describes our common stock and the general manner in which we and the selling shareholders will offer our common stock. Each time we or the selling shareholders offer any common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add to or update other information contained in, or incorporated by reference into, this prospectus. Before making your investment decision, you should read the prospectus supplement and this prospectus, together with the documents incorporated by reference therein and herein and described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. These reports, statements and other information filed by us can be inspected and copied at the public reference room of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for more information on the public reference room. The SEC maintains a website (http://www.sec.gov) that contains reports, statements and other information regarding registrants that file electronically. You may also obtain additional information about us from our website, which is located at www.centuryaluminum.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 after December 16, 2002 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we subsequently file with the SEC will automatically update and supersede this information as well as other information in this prospectus.

      We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and before the effectiveness of this registration statement, and after the date of this prospectus and until we sell all of the common stock registered under this prospectus:

SEC Form	Date Filed

Current Report on Form 8-K	March 17, 2004
Annual Report on Form 10-K for the year ended December 31, 2003	February 26, 2004
The description of our common stock contained in our Registration Statement on Form 8-A	March 4, 1996

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus but have not delivered with this prospectus. You may request a copy of these filings, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary or (831) 642-9300.

FORWARD-LOOKING STATEMENTS

      In this prospectus, together with the documents incorporated by reference herein, and each prospectus supplement, we make statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “hope,” “expect,” “anticipate,” “should,” “will,” “will likely,” “forecast,” “project,” “planned,” “estimated” and “potential,” among others. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•	Our high level of indebtedness reduces cash available for other purposes, such as the payment of dividends, and limits our ability to incur additional debt and pursue our growth strategy;

•	The cyclical nature of the aluminum industry causes variability in our earnings and cash flows;

•	The loss of a major customer would increase our production costs at those facilities which deliver molten aluminum;

•	Glencore International AG owns a large percentage of our common stock and has the ability to influence matters requiring shareholder approval;

•	We could suffer losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events;

•	Due to increasing prices for alumina, the principal raw material used in primary aluminum production, changes to or disruptions in our current alumina supply arrangements would materially impact our raw material costs;

•	Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our margins;

•	Most of our employees are unionized and any labor dispute or failure to successfully renegotiate an existing labor agreement could materially impair our ability to conduct our production operations at our unionized facilities;

•	We are subject to a variety of environmental laws that could result in costs or liabilities; and

•	We may not realize the expected benefits of our growth strategy if we are unable to successfully integrate the businesses we acquire.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date on which they are made.

      You should read this prospectus, together with the documents incorporated by reference herein, and the applicable prospectus supplement completely and with the understanding that our actual future results may be materially different from those expressed in our forward-looking statements. We have no obligation (other than as required by law) to update or revise any of our forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

CENTURY ALUMINUM COMPANY

      We are a leading North American producer of primary aluminum. Our facilities produce value-added and standard-grade primary aluminum products. We are the second largest primary aluminum producer in the United States, behind Alcoa Inc., having produced over 1.1 billion pounds of primary aluminum in 2003 with net sales of $782.5 million.

      We currently own:

•	the Hawesville facility, located in Hawesville, Kentucky, which began operations in 1970 and has an annual production capacity of 538 million pounds of primary aluminum;

•	the Ravenswood facility, located in Ravenswood, West Virginia, which began operations in 1957 and has an annual production capacity of 375 million pounds of primary aluminum; and

•	a 49.7% ownership interest in the Mt. Holly facility, located in Mt. Holly, South Carolina, which began operations in 1980 and contributes 243 million pounds to our overall annual production capacity and is operated by Alcoa, which holds the remaining 50.3% ownership interest.

      Our strategic objectives are to grow our aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities that offer favorable investment returns and lower our per unit production costs; diversifying our geographic presence; and pursuing opportunities in bauxite mining and alumina refining.

      Our principal executive offices are located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940. Our telephone number at that address is (831) 642-9300. You may also obtain additional information about us from our website, which is located at www.centuryaluminum.com. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

USE OF PROCEEDS

      Except as otherwise may be set forth in each prospectus supplement accompanying this prospectus, we intend to use the net proceeds we receive from sales of shares of our common stock pursuant to this prospectus for general corporate purposes, including acquisitions, plant expansions and repayment of indebtedness. We have filed a Current Report on Form 8-K dated March 16, 2004, in which we reported that we entered into an agreement with Columbia Ventures Corporation to purchase up to 100 percent of the shares of Nordural hf, an Icelandic company that owns and operates a 90,000 metric-ton-per-year (mtpy) primary aluminum plant at Grundartangi, Iceland. We intend to finance this acquisition by offering shares under the registration statement of which this prospectus forms a part. We will not receive any proceeds from the sale of shares offered by the selling shareholders.

SELLING SHAREHOLDERS

      Century Aluminum Employees Retirement Plan and the Century Aluminum of West Virginia, Inc. Hourly Employees Pension Plan, may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 500,000 shares of our common stock.

      During the quarter ended December 31, 2002, our board of directors authorized the contribution of 100,000 shares of our common stock to the retirement plan and 400,000 shares of our common stock to the pension plan. Prior to our contribution, the plans owned no shares of our common stock. As of March 15, 2004, the retirement plan owned 100,000 shares of our common stock, representing 0.5% of our outstanding shares of common stock, and the pension plan owned 400,000 shares of our common stock, representing 1.9% of our outstanding shares of common stock.

      The plans hold their assets in trusts formed for the benefit of all of our salaried employees and the hourly employees of Century Aluminum of West Virginia, Inc., respectively. The plans are intended to be tax-qualified under the Internal Revenue Code of 1986, as amended. The plans are funded by our contributions, which are held for the sole benefit of the plans’ participants and their beneficiaries and to pay proper expenses related to the administration of the plans.

      The retirement plan and the pension plan are each administered by a retirement committee established by the board of directors of Century Aluminum of West Virginia, a direct subsidiary of Century Aluminum Company. The retirement committee has the responsibility, power and authority to direct the investment, management and control of plan assets. The retirement committee has appointed a trustee to act as fiduciary for the purpose of holding the funds and property of the plans. The trustee acts at the direction of the retirement committee. The retirement committee is currently comprised of David W. Beckley, Gerald J. Kitchen, and Daniel J. Krofcheck, each of whom is an executive officer of Century Aluminum Company.

      The selling shareholders are pension plans subject to the rules of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. ERISA provides that sales and exchanges between a plan and parties-in-interest to the plan are prohibited without an exemption under the rules of ERISA. Each prospective purchaser should consult with its counsel to satisfy itself that it is not a party in interest to the selling plans or, if it is, that the ERISA prohibited transaction rules will not apply.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At March 15, 2004, we had outstanding 21,207,467 shares of our common stock, 1,395,089 shares reserved for issuance upon conversion of our convertible preferred stock and 1,549,806 shares reserved for issuance upon the exercise of outstanding stock options and the vesting of outstanding performance shares and restricted stock awards.

      The following summary description does not purport to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law, or DGCL, and our restated certificate of incorporation and amended and restated bylaws, which are both incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” Reference is made to the DGCL, our certificate of incorporation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding and those to be issued upon the completion of any offering under a prospectus supplement will be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding or which we may designate and issue in the future.

Preferred Stock

      Under our certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our board of directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our board of directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century Aluminum Company. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

     Convertible preferred stock

      We issued 500,000 shares of our 8.0% cumulative convertible preferred stock to an affiliate of Glencore International AG in April 2001 for a cash purchase price of $25.0 million. The convertible preferred stock has a par value per share of $0.01 and a liquidation preference of $50 per share. The convertible preferred stock ranks junior to our 11 3/4% senior secured first mortgage notes due 2008, borrowings under our $100.0 million senior secured revolving credit facility, and all of our other existing and future debt obligations.

      The purchase agreement for the preferred stock contains customary indemnification provisions. Following is a summary of the principal terms of the convertible preferred stock.

•	Dividends. The holders of the convertible preferred stock are entitled to receive fully cumulative cash dividends at the rate of 8.0% per annum per share accruing daily and payable when declared quarterly in arrears.

•	Optional conversion. Each share of convertible preferred stock may be converted at any time, at the option of the holder, into shares of our common stock, at a price of $17.92, subject to adjustment for stock dividends, stock splits and other specified corporate actions.

•	Voting rights. The holders of convertible preferred stock have limited voting rights to approve: (1) any action by us which would adversely affect or alter the preferences and special rights of the convertible preferred stock, (2) the authorization of any class of stock ranking senior to, prior to or ranking equally with the convertible preferred stock, and (3) any reorganization or reclassification of our capital stock or merger or consolidation of Century Aluminum.

•	Optional redemption. After April 2, 2004, we may redeem the convertible preferred stock at our option for cash at a price of $52 per share, plus unpaid dividends to the date of redemption, declining ratably each year thereafter to $50 at the end of the eighth year.

•	Transferability. Our convertible preferred stock is freely transferable in a private offering or any other transaction which is exempt from, or not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

•	Limits on common stock dividends and redemptions and dividends. We are prohibited from declaring any cash dividend or making any cash distribution on our common stock, and are generally unable to redeem, purchase or otherwise acquire any of our common stock, until we have paid all dividends on our convertible preferred stock.

Certain Provisions That May Have an Anti-takeover Effect

      The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

      Issuance of preferred stock. Our certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

      Business combinations. In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century Aluminum, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

      Classified board. Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

      Number of directors; removal; vacancies. Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire board of directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the board and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

      Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

      No stockholder action by written consent; special meetings. Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

      Stockholder proposals. The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board of directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century Aluminum timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

      Amendment of certain certificate provisions or bylaws. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

      Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

PLAN OF DISTRIBUTION

      We or the selling shareholders may sell the shares of common stock described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

      The prospectus supplement with respect to the offered shares of common stock will describe the terms of the offering, including:

•	the name or names of any agents or underwriters and the number of shares purchased by each of them;

•	the purchase price of such shares and any proceeds to us from such sale;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such shares may be listed.

      If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices;

•	at market prices prevailing at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      The shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The obligations of the underwriters to purchase the shares of common stock will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the shares offered by the applicable prospectus supplement if any of such shares are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We or the selling shareholders may also sell shares of common stock directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered shares of common stock will be named in the applicable prospectus supplement. Any commissions payable by us or by the selling shareholders to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

      If so indicated in a prospectus supplement, we or the selling shareholders will authorize agents, underwriters or dealers to solicit offers by certain purchasers to purchase shares of common stock pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in such prospectus supplement. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

      Agents and underwriters may be entitled under agreements entered into with us or the selling shareholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us or the selling shareholders in the ordinary course of business.

LEGAL MATTERS

      The validity of the common stock offered through this prospectus will be passed upon for us by Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York. Roman A. Bninski, a partner of Curtis, Mallet-Prevost, Colt & Mosle LLP, is a director of Century Aluminum Company and beneficially owns 23,500 shares of our common stock. Curtis, Mallet-Prevost, Colt & Mosle LLP, with our knowledge and consent, represents Glencore International AG from time to time with respect to specific matters as to which the firm has been consulted by Glencore International AG.

EXPERTS

      Our financial statements and the related financial statement schedules incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Nordural hf incorporated by reference in this prospectus to the Current Report on Form 8-K dated March 16, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers hf, independent accountants, given on the authority of said firm as experts in auditing and accounting.